UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

First Business Financial Services, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	39-1576570
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 Charmany Drive Madison, WI (Address of Principal Executive Offices)	53719 (Zip Code)

(608) 238-8008

Registrant’s telephone number, including area code

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
To Be So Registered	Each Class Is To Be Registered

None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01

Item 1.	Business

General

      First Business Financial Services, Inc. (“FBFS” or “the Corporation”) is a registered bank holding company incorporated under the laws of the State of Wisconsin and is engaged in the commercial banking business through its wholly-owned banking subsidiaries First Business Bank and First Business Bank — Milwaukee (referred to as “the Banks”). All of the operations of FBFS are conducted through its Banks and certain subsidiaries of First Business Bank.

      First Business Bank (“FBB”) offers a full line of commercial banking products and services in the greater Madison, Wisconsin area, specifically designed to meet the financial needs of businesses, business owners, executives and professionals. First Business Capital Corp. (“FBCC”) is a wholly-owned subsidiary of FBB operating as an asset-based commercial finance company specializing in providing secured lines of credit as well as term loans on equipment and real estate assets primarily to manufacturers and wholesale distribution companies located throughout the United States. FBCC sells loans to its wholly-owned Nevada subsidiary, FMCC Nevada Corp (“FMCCNC”). First Madison Investment Corp (“FMIC”) is an operating subsidiary that is located in and formed under the laws of the state of Nevada. FMIC was organized for the purpose of managing a portion of the Bank’s investment portfolio (primarily mortgage-related securities). First Business Leasing. LLC (“FBL”) purchases certain leases from M2 Lease Funds, LLC (“m2”). m2 is a 50% owned unconsolidated commercial finance leasing joint venture specializing in the lease of general equipment to small and middle market companies throughout the United States.

      First Business Bank — Milwaukee offers a wide range of commercial banking products and services tailored to meet the specific needs of businesses, business owners, executives and professionals in the greater Milwaukee, Wisconsin area.

      FBFS, formerly known as First Business Bancshares, Inc. and previously KD Bancshares, Inc., was organized in 1986 for the purposes of becoming a bank holding company of First Business Bank. In June 2000, FBFS purchased a 51% interest in The Business Banc Group Ltd. (“BBG”), a corporation formed to act as a bank holding company owning all the stock of a Wisconsin chartered bank to be newly organized and headquartered in Milwaukee. In June 2004 all shares of BBG stock were successfully exchanged for FBFS stock pursuant to a conversion option. Subsequent to this transaction, BBG was dissolved. This transaction resulted in First Business Bank — Milwaukee becoming a wholly-owned subsidiary of the Corporation.

      In December 2001, FBFS formed FBFS Statutory Trust I (“Trust”), a statutory trust organized under the laws of the State of Connecticut and a wholly-owned financing subsidiary of FBFS. In December 2001, the Trust issued $10.0 million in aggregate liquidation amount of floating rate trust preferred securities in a private placement offering. These securities mature 30 years after issuance and are callable at face value after five years. The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Revised” (“FIN 46 R”) to provide guidance on how to identify a variable interest entity and determine when an entity needs to be included in a company’s consolidated financial statements. As a result of the adoption of FIN 46R in 2004, the Trust will no longer be consolidated by FBFS. See the discussion of “Variable Interest Entities in Item 13 — Financial Statements and Supplementary Data.”

      First Business Bank is a state bank that was chartered in 1909 under the name Kingston State Bank. In 1990, the Bank relocated its home office to Madison, Wisconsin and opened a banking facility in University Research Park that focused on providing high-quality banking services to small and medium-sized businesses located in Madison and the surrounding area. The Bank’s product lines include cash management services, customized commercial real estate lending, equipment leasing and investment services. In addition, the Bank offers professional and executive consumer services including a variety of deposit accounts, personal lines of credit and personal loans.

      First Business Bank — Milwaukee is a state bank that was chartered in 2000 in Wisconsin. The Bank’s office is located in Brookfield, Wisconsin. Its focus is on providing high-quality banking services to small and medium-sized businesses located in Waukesha County, Wisconsin, and the surrounding area. The Bank’s product lines include cash management services and customized commercial real estate lending. In addition, the Bank also offers professional and executive consumer services which include a variety of deposit accounts, personal lines of credit, and personal loans.

      The Corporation maintains a web site at www.fbfinancial.net. This and all of the Corporation’s future filings under the Exchange Act are available through that web site, free of charge, including copies of future Annual Reports on Form 10-K, future Quarterly Reports on Form 10-Q, future Current Reports on Form 8-K and any amendments to those reports, on the date that the Corporation files those materials with, or furnishes them to, the SEC.

Cautionary Factors

      This registration statement contains or incorporates by reference various forward-looking statements concerning the Corporation’s prospects that are based on the current expectations or beliefs of management. Forward-looking statements may also be made by the Corporation from time to time in other reports and documents as well as oral presentations. When used in written documents or oral statements, the words “anticipate,” “believe,” “estimate,” “expect,” “objective” and similar expressions and verbs in the future tense, are intended to identify forward-looking statements. The statements contained herein and such future statements involve or may involve certain assumptions, risks, and uncertainties, many of which are beyond the Corporation’s control that could cause the Corporation’s actual results and performance to differ materially from what is expected. In addition to the assumptions and other factors referenced specifically in connection with such statements, the following factors could impact the business and financial prospects of the Corporation: general economic conditions; legislative and regulatory initiatives; increased competition and other effects of deregulation and consolidation of the financial services industry; monetary and fiscal policies of the federal government; deposit flows; disintermediation; the cost of funds; general market rates of interest; interest rates or investment returns on competing investments; demand for loan products; demand for financial services; changes in accounting policies or guidelines; general economic developments; acts of terrorism and developments in the war on terrorism; and changes in the quality or composition of loan and investment portfolios. See also the factors regarding future operations discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, below.

      Competition. The Banks encounter strong competition in attracting both commercial loan and deposit customers. Such competition includes banks, savings institutions, mortgage banking companies, credit unions, finance companies, mutual funds, insurance companies, brokerage firms and investment banking firms. The Banks’ market areas include branches of several commercial banks that are substantially larger in terms of loans and deposits. Furthermore, tax exempt credit unions operate in most of the Banks’ market areas and aggressively price their products and services to a large portion of the market. The Banks also compete with regional and national financial institutions, many of which have greater liquidity, higher lending limits, greater access to capital, more established market recognition and more resources and collective experience than the Banks. The Corporation’s profitability depends upon the Banks’ continued ability to successfully maintain and increase market share.

      Market Area. One of the primary focal points of the Banks’ business development and marketing strategy is serving the needs of growing, small to medium-sized businesses. The origination of loans secured by real estate and business assets of those businesses is the Banks’ primary business and the principal source of profits. If customer demand for such loans decreases, the Banks’ income could be affected because alternative investments, such as securities, typically earn less income than such loans. Customer demand for these loans could be reduced by a weaker economy, an increase in unemployment, a decrease in real estate values, or an increase in interest rates. Any factors that would adversely affect commercial real estate values in Dane and Waukesha Counties in Wisconsin and surrounding areas in general could be expected to have a similar effect on the earnings and growth potential of the Corporation.

      The principal factors that are used to attract deposit accounts and that distinguish one financial institution from another include rates of return, types of accounts, service fees, convenience of office locations, hours and other services. The primary factors in competing for commercial loans are interest rates, loan fee charges, and timeliness and quality of service to the borrower.

      Most of the Banks’ loans are to businesses located in or adjacent to Dane and Waukesha Counties in Wisconsin. Any general adverse change in the economic conditions prevailing in these areas could reduce the Banks’ growth rate, impair their ability to collect loans or attract deposits, and generally have an adverse impact on the results of operations and financial condition of the Corporation. If this region experienced adverse economic, political or business conditions, the Banks would likely experience higher rates of loss and delinquency on their loans than if their loans were geographically more diverse.

      Interest Rate Risk. The Corporation is subject to interest rate risk. Changes in the interest rate environment may reduce the Corporation’s profits. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. They are also affected by the proportion of interest-earning assets that are funded by interest-bearing liabilities. In general, the Corporation has more assets than liabilities repricing and therefore benefits more in periods of rising interest rates. Loan volume and yield are affected by market interest rates on loans, and rising interest rates are generally associated with a lower volume of loan originations. There is no assurance that the Corporation can minimize its interest rate risk. In addition, a rise in the general level of interest rates may adversely affect the ability of certain borrowers to pay their obligations if the reason for that rise in rates is not a result of a general expansion of the economy. Accordingly, changes in levels of market interest rates could materially and adversely affect the Corporation’s net interest spread, asset quality, loan origination volume and overall profitability.

      Government Regulation and Monetary Policy. The Corporation’s businesses are subject to extensive state and federal government supervision, regulation, and control. Existing state and federal banking laws subject the Corporation to substantial limitations with respect to loans, purchases of securities, payment of dividends and many other aspects of the Corporation’s businesses. See “Regulation.” There can be no assurance that future legislation or government policy will not adversely affect the banking industry or the operations of the Corporation. In addition, economic and monetary policy of the Federal Reserve may increase the Corporation’s cost of doing business and affect its ability to attract deposits and make loans.

      Key Personnel. The Corporation’s success has been and will be greatly influenced by its continuing ability to retain the services of its existing senior management and, as it expands, to attract and retain additional qualified senior and middle management. The unexpected loss of services of any of the key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on the Corporation’s business and financial results.

      Technology. The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Corporation’s future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in the Corporation’s operations. A number of the Corporation’s competitors have substantially greater resources to invest in technological improvements. There can be no assurance that the Corporation will be able to implement new technology-driven products and services to its customers.

Lending

      General. At September 30, 2004, the Banks’ net loans and leases totaled $461.6 million, representing approximately 82.9% of their $557.1 million in total assets at that date. Approximately $287.9 million or 61.6% of the Banks’ gross loans and leases at September 30, 2004 were secured by first or second liens on real estate.

      While the Banks endeavor to make commercial, industrial, commercial real estate and consumer loans, the majority of the Banks’ loans are commercial real estate loans secured by properties located primarily in Dane and Waukesha counties and surrounding communities in Wisconsin. In order to increase the yield, minimize interest rate sensitivity, and diversify the risk of their portfolio, the Banks also originate construction, multi-family, commercial and consumer loans.

      Non-real estate loans originated by the Banks consist of a variety of commercial and asset-based loans and leases as well as a small amount of consumer loans. At September 30, 2004, the Banks’ gross loans and leases included $164.2 million, or 35.1% of the total of commercial loans and leases and $15.5 million, or 3.3% of the total of consumer loans.

      Loan Portfolio Composition. The following table presents information concerning the composition of the Banks’ consolidated loans held for investment at the dates indicated.

			December 31,

	September 30,
	2004		2003		2002

		Percent		Percent		Percent
	Amount	of Total	Amount	of Total	Amount	of Total

	(Dollars in thousands)
Mortgage loans:
Commercial real estate	$200,213	42.81%	$203,920	46.32%	$188,637	45.44%
Construction	41,851	8.95	38,621	8.77	35,858	8.64
Multi-family	23,196	4.96	19,005	4.32	18,327	4.42
1-4 family	22,684	4.85	17,070	3.88	11,796	2.84

Total mortgage loans	287,944	61.57	278,616	63.29	254,618	61.34

Commercial loans and leases:
Commercial	83,715	17.90	87,012	19.77	86,883	20.93
Asset based	54,506	11.65	39,042	8.87	41,841	10.08
Lease receivables	26,007	5.56	22,955	5.21	22,658	5.46

Total commercial business loans and leases	164,228	35.11	149,009	33.85	151,382	36.47

Consumer loans:
Home equity and second mortgage	5,929	1.27	5,558	1.26	3,734	0.90
Credit card	617	0.13	605	0.14	663	0.16
Personal	1,021	0.22	1,834	0.42	1,225	0.30
Other	7,956	1.70	4,600	1.04	3,480	0.84

Total consumer loans	15,523	3.32	12,597	2.86	9,102	2.19

Gross loans and leases receivable	467,695	100.00%	440,222	100.00%	415,102	100.00%
Contras to loans and leases:
Allowance for loan and lease losses	(6,098)		(6,811)		(5,875)

Loan and lease receivables, net	$461,597		$433,411		$409,227

	December 31,

	2001		2000		1999

		Percent		Percent		Percent
	Amount	of Total	Amount	of Total	Amount	of Total

	(Dollars in thousands)
Mortgage loans:
Commercial real estate	$140,917	39.46%	$87,279	35.14%	$77,061	38.97%
Construction	30,808	8.63	19,656	7.91	12,185	6.16
Multi-family	15,394	4.31	13,855	5.58	13,197	6.67
1-4 family	12,551	3.51	10,573	4.26	8,768	4.43

Total mortgage loans	199,670	55.91	131,363	52.89	111,211	56.24

Commercial loans and leases:
Commercial	92,747	25.97	66,625	26.83	54,332	27.47
Asset-based	29,634	8.30	19,433	7.82	9,095	4.60
Lease receivables	21,920	6.14	19,988	8.05	15,056	7.61

Total commercial business loans and leases	144,301	40.41	106,046	42.70	78,483	39.69

Consumer loans:
Home equity and second mortgage	3,488	0.98	2,176	0.88	1,787	0.90
Credit card	637	0.18	604	0.24	415	0.21
Personal	1,974	0.55	1,586	0.64	1,345	0.68
Other	7,032	1.97	6,587	2.65	4,511	2.28

Total consumer loans	13,131	3.68	10,953	4.41	8,058	4.07

Gross loans and leases receivable	357,102	100.00%	248,362	100.00%	197,752	100.00%
Contras to loans and leases:
Allowance for loan and lease losses	(5,523)		(3,743)		(3,092)

Loan and lease receivables, net	$351,579		$244,619		$194,660

      The following table shows the scheduled contractual maturities of the Banks’ consolidated gross loans held for investment, as well as the dollar amount of such loans which are scheduled to mature after one year which have fixed or adjustable interest rates, as of September 30, 2004.

	Commercial		Construction	Asset-Based	Consumer
	Real Estate	Commercial	and	and Lease	and
	Loans	Loans	Multi-family	Receivables	1-4 Family

	(In thousands)
Amounts due:
In one year or less	$42,180	$57,487	$36,774	$19,931	$23,567
After one year through five years	140,793	24,632	26,993	58,339	14,238
After five years	17,240	1,596	1,280	2,243	402

	$200,213	$83,715	$65,047	$80,513	$38,207

Interest rate terms on amounts due after one year:
Fixed	$110,389	$18,322	$17,203	$17,804	$7,017

Adjustable	$47,644	$7,906	$11,070	$42,778	$7,623

      Commercial Real Estate and Construction Loans. The Banks originate commercial real estate loans which have fixed or adjustable rates and terms of generally up to five years. At September 30, 2004, the Banks had $200.2 million of loans secured by commercial real estate. This represented 42.8% of the Banks’ gross loans and leases.

      The Banks originate loans to construct commercial properties. At September 30, 2004, construction loans amounted to $41.9 million, or 9.0% of the Banks’ gross loans and leases. The Banks’ construction loans generally have terms of six to 12 months with adjustable interest rates and fees which are due at the time of origination. Loan proceeds are disbursed in increments as construction progresses and as inspections by title companies warrant.

      The Banks also originate multi-family loans that amounted to $23.2 million at September 30, 2004, or 5.0% of gross loans and leases. These loans are primarily secured by apartment buildings and are mainly located in Dane County.

      1-4 Family Loans. The Banks have a small amount of single-family loans which totaled $22.7 million at September 30, 2004 or 4.9% of gross loans and leases. Such loans are focused on the professional and executive consumer loan needs.

      Commercial Loans and Asset Based Loans and Leases. The Banks originate loans for commercial corporate and business purposes. At September 30, 2004, commercial loans amounted to $83.7 million or 17.9% of gross loans and leases. The Banks’ commercial loan portfolio is comprised of loans for a variety of purposes and generally is secured by inventory, accounts receivable, equipment, machinery and other corporate assets. Commercial loans generally have terms of five years or less and interest rates that float in accordance with a designated published index or fixed rates. Substantially all of such loans are secured and backed by personal guarantees of the owners of the borrowing business.

      Asset based loans are originated through FBCC, the asset based lending subsidiary, and amounted to $54.5 million as of September 30, 2004. This represented 11.7% of gross loans and leases. Such asset based loans have terms with higher rates of interest accompanied by more stringent underwriting and monitoring guidelines because the borrowers may be highly leveraged, growing companies.

      Leases are originated through FBCC and FBL and amounted to $26.0 million as of September 30, 2004 and represented 5.6% of gross loans and leases. Such leases are generally secured by equipment and machinery. Leases are typically originated with a fixed rate and a term of seven years or less.

      The Company leases machinery and equipment to customers under leases which qualify as direct financing leases for financial reporting and as operating leases for income tax purposes. Under the direct financing method of accounting, the minimum lease payments to be received under the lease contract, together with the estimated unguaranteed residual value (approximating 3 to 15% of the property cost of the related equipment), are recorded as lease receivables when the lease is signed and the lease property is delivered to the customer. The excess of the minimum lease payments and residual values over the cost of the equipment is recorded as unearned lease income. Unearned lease income is recognized over the term of the lease on a basis which results in an approximate level rate of return on the unrecovered lease investment. Lease payments are recorded when due under the lease contract. Residual is the estimated fair market value of the equipment on lease at lease termination. In estimating the equipment’s fair value, the Company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The Company’s estimates are reviewed continuously to ensure reasonableness; however, the amounts the Company will ultimately realize could differ from the estimated amounts.

      Consumer Loans. The Banks originate a small amount of consumer loans. Such loans amounted to $15.5 million at September 30, 2004 and consist of home equity and second mortgages and credit card and other personal loans for professional and executive customers of the Banks. These loans represented 3.3% of the Banks’ gross loans and leases at September 30, 2004.

      Net Fee Income from Lending Activities. Loan and lease origination and commitment fees and certain direct loan and lease origination costs are deferred and the net amounts are amortized as an adjustment to the related loan and lease yields.

      In 2001, loan origination fees and certain direct loan origination costs were recognized on a cash basis. The difference between the cash basis and the deferral method was not material to the results of operations or financial position for 2001. In 2002, the Corporation recorded a liability for net deferred loan fees and a related deferred tax asset with an offsetting reduction in loan related fee income for amounts previously recognized in years prior to 2002.

      The Banks also receive other fees and charges relating to existing loans, which include prepayment penalties, loan monitoring fees, late charges and fees collected in connection with loan modifications.

      Origination of Loans and Leases. Applications for all types of loans and leases are received at the Banks’ two lending offices as well as two satellite lending offices located in Chicago, Illinois and Mason, Ohio. Loans and leases are approved by the Officers Loan Committee within designated lending limits. Depending on the type and amount of loans and leases, approval by the Directors Loan Committee also may be required. Officers can also make loans up to certain amounts.

      The Banks’ general policy with regard to real estate secured loans is to lend up to 75% of the cost or independently appraised value, whichever is less (generally referred to as the loan-to-value ratio) except in the case of owner-occupied real estate where they will lend up to 80%. The Banks will lend more than 75% of the appraised value of the property on a loan by loan basis. At September 30, 2004, the Banks had approximately $28.4 million of loans with loan-to-value ratios greater than 75%, where the policy limited the advance rate to 75%, and of those loans, $5.0 million have loan-to-value ratios greater than 80%.

      Property appraisals on real estate secured loans are made by independent appraisers approved by the Banks’ Boards of Directors. Appraisals are performed in accordance with federal regulations and policies. The Banks’ underwriting criteria generally require minimum debt service coverage ratios on a stabilized basis of 115% to 120%.

      The portfolio of commercial real estate and commercial loans and leases is reviewed on a continuing basis to identify any potential risks that exist regarding the property management, financial criteria of the loan or lease, operating performance, competitive marketplace and collateral evaluation. The frequency of review is a function of the size of the loan or lease and the risk rating assigned to any particular loan or lease. Reviews are completed monthly on higher risk loans and as infrequently as annually for lower risk loans. The account officers along with the credit analysts are responsible for identifying and reporting credit risk quantified through a loan rating system and making recommendations to mitigate credit risk in the portfolio. These and other underwriting standards are documented in written policy statements, which are periodically updated and approved by the Banks’ Boards of Directors.

      The Banks obtain title insurance policies on first mortgage real estate loans of $100,000 or greater. Title insurance is also obtained on most first mortgage real estate loans less than $100,000. Borrowers must also obtain hazard insurance prior to closing.

      The Banks encounter certain environmental risks in their lending activities. Under federal and state law, lenders may become liable for costs of cleaning up hazardous materials found on secured properties. Certain states may also impose liens with higher priorities than first mortgages on properties to recover funds used in such efforts. The Banks attempt to control their exposure to environmental risks with respect to loans secured by larger properties by monitoring available information on hazardous waste disposal sites and occasionally requiring environmental inspections of such properties prior to closing the loan, as warranted. No assurance can be given, however, that the value of properties securing loans in the Banks’ portfolio will not be adversely affected by the presence of hazardous materials or that future changes in federal or state laws will not increase the Banks’ exposure to liability for environmental cleanup.

      The following table shows the Banks’ consolidated total loans and leases originated, purchased, sold, and repaid during the periods indicated.

	Nine Months Ended	Year Ended December 31,
	September 30,
	2004	2003	2002	2001

	(In thousands)
Gross loans receivable and leases at beginning of year	$440,222	$415,102	$357,102	$248,362
Loans and leases originated for investment:
Commercial real estate	44,168	92,138	91,833	77,715
Commercial	81,853	58,637	76,522	64,974
Construction	19,353	8,978	14,003	7,584
Asset based	16,930	10,525	17,995	14,772
Lease receivables	8,797	7,310	7,203	3,708
Consumer	7,852	4,324	8,661	7,776
Loans purchased for investment	6,368	—	2,607	13,529

Total originations and purchases	185,321	181,912	218,824	190,058

Repayments	(157,848)	(156,792)	(160,824)	(81,318)

Net activity in loans and leases held for investment	27,473	25,120	58,000	108,740
Loans originated for sale:
1-4 family	4,297	3,382	—	—

Sales	(4,297)	(3,382)	—	—
Net activity in loans held for sale	—	—	—	—

Gross loans and leases receivable at end of period	$467,695	$440,222	$415,102	$357,102

      Delinquency Procedures. When a borrower fails to make a required payment on a loan or lease, a number of steps are taken to induce the borrower to cure the delinquency and restore the loan or lease to current status. Management is required by policy to continuously monitor the status of the loan and lease portfolio and report to the Board of Directors. These reports include information on delinquent loans and leases and foreclosed real estate.

      Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure and other repossessed assets are classified as foreclosed property until sold. When acquired, the property is carried at the lower of carrying amount or estimated fair value at the date of acquisition, with charge-offs, if any, charged to the allowance for loan and lease losses prior to transfer to foreclosed property. All costs incurred at acquisition are expensed. Any costs associated with improvement or development of the property are capitalized to the extent of the property’s fair value. Valuations are periodically performed by management and independent appraisers. An allowance is established by a charge to expense if the carrying value of a foreclosed property exceeds its fair value less costs to sell. Any remaining gain or loss on the ultimate disposal of the property is recorded in non-interest income.

      Loan Delinquencies. Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. Previously accrued but unpaid interest is deducted from interest income at that time. Generally, the Banks do not accrue interest on loans past due beyond 90 days.

      The interest income that has been reported during the nine months ended September 30, 2004 attributable to the Banks’ non-accrual loans at the end of the period was $2,376. The amount of foregone interest for the nine months ended September 30, 2004, was $151,808. For fiscal year 2003, the amount of interest income attributable to non-accrual loans was $45,000. The amount of foregone interest for the year ended December 31, 2003 was $322,000. For the year ended December 31, 2002, no interest was collected on non-accrual loans and the amount of foregone interest was $165,000.

      The following table sets forth information relating to delinquent loans at the dates indicated.

			December 31,

	September 30,
	2004		2003		2002		2001

		% of		% of		% of		% of
		Gross		Gross		Gross		Gross
		Loans and		Loans and		Loans and		Loans and
Days Past Due	Balance	Leases	Balance	Leases	Balance	Leases	Balance	Leases

	(Dollars in thousands)
30 to 59 days	$265	0.06%	$96	0.02%	$514	0.12%	$—	0.00%
60 to 89 days	—	0.00	—	0.00	230	0.06	—	0.00
90 days and over	—	0.00	14	0.00	—	0.00	—	0.00

Total	$265	0.07%	$110	0.02%	$744	0.18%	$—	0.00%

      For additional discussion of the Corporation’s asset quality, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Non-Performing Assets.”

      Classified Assets. Federal regulations require that each insured financial institution classify its assets on a regular basis. In addition, in connection with examinations of insured banks, examiners have authority to identify problem assets and, if appropriate, require them to be classified in one of three categories. The three categories of loan classifications for problem assets are: “substandard”, “doubtful”, and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values. An asset that is classified loss is considered uncollectible and of such little value, that continuance as an asset of the institution is not warranted. Another category, designated “special mention”, also must be established and maintained for assets that do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss but do possess credit deficiencies or potential weaknesses deserving management’s close attention.

      Assets classified substandard or doubtful can result in the institution establishing a specific allowance for losses if there is a collateral shortfall based on management’s evaluation. If an asset or portion thereof is classified loss, the insured institution must either establish specific allowances for losses in the amount of 100% of the portion of the assets classified loss or charge-off such an amount.

      At September 30, 2004, there were $4.6 million of assets classified as substandard. There were no assets classified as doubtful or loss for that period. The criteria for classification of assets comes from information causing management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and indicating that such loans have the potential to be included as non-accrual, past due or impaired (as defined by Statement of Financial Accounting Standards (“SFAS”) No. 114), in future periods.

      At December 31, 2003 there were $4.8 million of assets classified as substandard. At December 31, 2002, there were $13.5 million classified as substandard. The decline in classified assets from December 31, 2002 to December 31, 2003 is primarily a result of six loans totaling $6.8 million being paid off or paid down by the borrowers. These borrowers were primarily manufacturing companies. There were no loans classified as doubtful or loss at December 31, 2003 or 2002, respectively.

Securities — General

      The Banks’ Boards of Directors (“Boards”) review and approve the investment policy on an annual basis. Management, as authorized by the Boards, implements this policy. The Boards review investment activity on a monthly basis.

      Investment objectives are formed to meet liquidity requirements and generate a favorable return on investments without compromising other business objectives and levels of interest rate risk and credit risk. Consideration is also given to investment portfolio concentrations. Federal and state chartered banks are allowed to invest in various types of assets, including U.S. Treasury obligations, securities of various federal agencies, state and municipal obligations, mortgage-related securities, certain time deposits of insured financial institutions, repurchase agreements, loans of federal funds, and subject to certain limits, corporate debt and equity securities, commercial paper and mutual funds. The Corporation’s investment policy provides that it will not engage in any practice that the Federal Financial Institutions Examination Council considers an unsuitable investment practice.

      The Banks’ investment policies allow participation in hedging strategies or the use of financial futures, options or forward commitments or interest rate swaps with prior Board approval. The Banks utilize derivative hedging instruments in the course of its asset/liability management. These hedging instruments are primarily interest rate swap agreements which are used to convert variable-rate payments or receipts to fixed-rate payments or receipts thereby hedging the cash flow of the instrument being hedged and convert fixed-rate payments to variable rate payments thereby hedging the fair value of the hedged item.

      Securities are classified as available-for-sale, held-to-maturity and trading. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholder’s equity. There were no securities designated as held-to-maturity or trading as of September 30, 2004.

      The Corporation’s investment securities include U.S. government obligations and securities of various federal agencies as well as a small amount of money market investments and corporate stock.

      The Corporation also purchases mortgage-related securities, in particular, agency-backed mortgage-derivative securities to supplement loan production and to provide collateral for borrowings. Management believes that certain mortgage-derivative securities represent attractive alternative investments due to the wide variety of maturity and repayment options available and due to the limited credit risk associated with such investments. Mortgage-derivative securities include real estate mortgage investment conduits (“REMICS”) which are securities derived by reallocating cash flows from mortgage pass-through securities or from pools of mortgage loans held by a trust. The Corporation invests in mortgage-related securities which are insured or guaranteed by FHLMC, FNMA, or GNMA, which are backed by FHLMC, FNMA, and GNMA mortgage-backed securities. Of the total available-for-sale mortgage-derivative securities at September 30, 2004, $33,212,000, $18,288,000, and $5,369,000 were insured or guaranteed by FHLMC, FNMA, and GNMA, respectively. The Corporation has no held-to-maturity mortgage-derivative securities at September 30, 2004.

      Mortgage-related securities are subject to inherent risks based upon the future performance of the underlying collateral, mortgage loans, for these securities. Among the risks are prepayment risk, extension risk, and interest rate risk. Should general interest rates decline, the mortgage-related securities portfolio would be subject to prepayments caused by borrowers seeking lower financing rates. A decline in interest rates could also cause a decline in interest income on adjustable-rate mortgage-related securities. Conversely, an increase in general interest rates could cause the mortgage-related securities portfolio to be subject to a longer term to maturity caused by borrowers being less likely to repay their loans. Such a rate increase could also cause the fair value of the mortgage-related securities portfolio to decline.

      The Corporation has mortgage-backed securities available-for-sale at September 30, 2004 with a fair value of $2,516,000. $759,000 of these securities are insured or guaranteed by FHLMC and $1,757,000 are insured or guaranteed by FNMA.

      At September 30, 2004, $43.0 million of the Corporation’s mortgage-related securities were pledged to secure various obligations of the Corporation.

      The table below sets forth information regarding the amortized cost and fair values of the Corporation’s investments and mortgage-related securities at the dates indicated.

			December 31,

	September 30,
	2004		2003		2002		2001

	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value	Cost	Value

				(In thousands)
Securities available-for-sale
FHLB stock and other	$3,245	$3,245	$2,369	$2,369	$3,708	$3,708	$1,329	$1,329
U.S. Treasury securities and obligations of the U.S. Government corporations and agencies	3,778	3,776	8,095	8,152	3,403	3,564	6,908	7,175
Collateralized mortgage obligations	59,738	59,386	53,569	53,050	40,530	41,134	30,282	30,399

	$66,761	$66,407	$64,033	$63,571	$47,641	$48,406	$38,519	$38,903

      The following table sets forth the maturity and weighted average yield characteristics of the Corporation’s debt securities at September 30, 2004, classified by term maturity. The balances are reflective of fair value.

	One to Five Years		Five to Ten Years		Over Ten Years

		Weighted		Weighted		Weighted
		Average		Average		Average
	Balance	Yield	Balance	Yield	Balance	Yield	Total

			(Dollars in thousands)
Available for Sale:
U.S. Treasury securities and obligations of the U.S. Government corporations and agencies	$3,776	3.08%	$—	0.00%	$—	0.00%	$3,776
Collateralized mortgage obligations	992	5.89	14,479	3.28	43,915	3.44	59,386

	$4,768	3.65%	$14,479	3.28%	$43,915	3.44%	$63,162

      Deposits. Deposits are a major source of the Banks’ funds for lending and other investment activities. A variety of accounts are designed to attract both short and long-term deposits. These accounts include time deposits, money market and demand deposits. The Banks’ deposits are obtained primarily from Dane and Waukesha Counties. At September 30, 2004, $238.5 million of the Corporation’s time deposits were comprised of brokered certificates of deposit with $94.3 million maturing in six months or less, $56.0 million maturing in seven to twelve months and $88.3 million maturing in thirteen months or beyond. The Banks enter into agreements with certain brokers who provide funds for a specified fee. The Banks’ liquidity policy limits the amount of brokered deposits to 75% of total deposits.

      Deposit terms offered by the Banks vary according to minimum balance required, the time period the funds must remain on deposit, U.S. Treasury securities offerings and the interest rates charged on other sources of funds, among other factors. In determining the characteristics of deposit accounts, consideration is given to profitability of the Banks, matching terms of the deposits with loan products, the attractiveness to customers and the rates offered by the Banks’ competitors.

      The following table sets forth the amount and maturities of the Banks’ certificates of deposit at September 30, 2004.

		Over	Over	Over
		Six Months	One Year	Two Years
	Six Months	Through	Through	Through	Over
Interest Rate	and Less	One Year	Two Years	Three Years	Three Years	Total

			(In thousands)
0.00% to 1.99%	$106,347	$37,207	$33	$—	$—	$143,587
2.00% to 2.99%	8,763	21,868	26,520	416	20	57,587
3.00% to 3.99%	159	325	8,324	17,585	964	27,357
4.00% and greater	12,749	12,519	22,606	5,394	21,682	74,950

	$128,018	$71,919	$57,483	$23,395	$22,666	$303,480

      At September 30, 2004, time deposits included $41.8 million of certificates of deposit in denominations greater than or equal to $100,000. Of these certificates, $25.4 million are scheduled to mature in six months or less, $10.6 million in seven through twelve months and $5.8 million are scheduled to mature in over thirteen months. Brokered deposits account for $243.7 million of the certificates of deposits.

      Borrowings. The Banks obtain advances from the Federal Home Loan Bank (“FHLB”). Such advances are made pursuant to several different credit programs, each of which has its own interest rate and maturity. The FHLB may prescribe acceptable uses for these advances as well as limitations on the size of the advances and repayment provisions. The Banks pledge a portion of their 1-4 family loans, commercial loans, and mortgage-related securities as collateral.

      The Banks may also enter into repurchase agreements with selected clients. Repurchase agreements are accounted for as borrowings by the Banks and are secured by mortgage-related securities.

      The Corporation has a short term line of credit to fund short-term cash flow needs. The interest rate is based on LIBOR plus a spread of 1.75% with an embedded floor of 3.75% and is payable monthly. The final maturity of the credit line is April 30, 2005. See Note 8 to the Corporation’s Consolidated Financial Statements for more information on borrowings.

      The following table sets forth the outstanding balances and weighted average interest rates for the Corporation’s borrowings (short-term and long-term) as indicated.

			December 31,

	September 30,
	2004		2003		2002		2001

		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate

	(Dollars in thousands)
Fed funds purchased and securities sold under agreement to repurchase	$836	1.14%	$5,965	1.08%	$520	1.53%	$5,179	1.19%
FHLB advances	30,881	1.99	19,837	3.13	13,944	4.37	12,576	4.42
Junior subordinated debentures	10,310	8.55	—	0.00	—	0.00	—	0.00
Line of credit	1,000	3.75	10	3.75	10	3.75	1,050	3.38
Subordinated note payable	5,000	4.25	5,000	4.25	5,000	4.25	—	0.00

	$48,027	3.88%	$30,812	2.99%	$19,474	4.00%	$18,805	3.14%

Short-term borrowings	$30,670		$23,758		$7,605		$7,479
Long-term borrowings (due beyond one year)	17,357		7,054		11,869		11,326

	$48,027		$30,812		$19,474		$18,805

      The following table sets forth maximum amounts outstanding at month-end for specific types of borrowings for the periods indicated.

	Nine Months Ended	Year Ended December 31,
	September 30,
	2004	2003	2002	2001

	(In thousands)
Maximum month-end balance:
FHLB advances	$32,209	$33,917	$26,046	$23,631
Fed funds purchased and securities sold under agreement to repurchase	7,271	12,524	9,806	10,011

Non-Bank Subsidiaries

      First Madison Investment Corporation. FMIC is an operating subsidiary of First Business Bank (the “Bank”) that was incorporated in the State of Nevada in 1993. FMIC was formed for the purpose of managing a portion of the Bank’s investment portfolio (primarily mortgage-related securities). The Bank also sells commercial real estate, multi-family, commercial and some 1-4 family loans to FMIC in the form of loan participations with the Bank retaining servicing and charging a servicing fee of .25%. As an operating subsidiary, FMIC’s results of operations are combined with the Bank’s for financial and regulatory purposes. The Bank’s investment in FMIC amounted to $146.4 million at September 30, 2004. FMIC had net income of $3.1 million for the nine months ended September 30, 2004. This compares to a total investment of $143.2 million at December 31, 2003 and net income of $4.2 million for the year ended December 31, 2003.

      First Business Capital Corp. FBCC is a wholly-owned subsidiary of First Business Bank formed in 1995 and headquartered in Madison, Wisconsin. FBCC is a commercial finance company designed to meet the needs of growing, highly leveraged manufacturers and wholesale distribution businesses and specializes in providing secured lines of credit as well as term loans on equipment and real estate assets. The Bank’s investment in FBCC at September 30, 2004 was $6.5 million and net income for the nine-month period ended September 30, 2004 was $656,000. This compares to a total investment of $5.9 million and net income of $1.0 million, respectively, at and for the year ended December 31, 2003.

      FBCC has a wholly-owned subsidiary, FMCC Nevada Corp. (“FMCCNC”) incorporated in the state of Nevada in 2000 and formed for the purpose of managing a portion of FBCC’s loan portfolio. FBCC’s total investment in FMCCNC at September 30, 2004 was $17.7 million. FMCCNC had net income of $536,000 for the nine months ended September 30, 2004. This compares to a total investment of $17.1 million and net income of $568,000, respectively, at and for the year ended December 31, 2003.

      First Business Leasing, LLC. FBL, headquartered in Madison, Wisconsin, was formed in 1998 for the purpose of purchasing leases from M2 Lease Funds, LLC (“m2”). First Business Bank has a 50% interest in m2, which is a commercial finance joint venture specializing in the lease of general equipment to small and medium-sized companies nationwide. First Business Bank’s total investment in FBL at September 30, 2004 was $3.0 million and net income was $546,000 for the nine months ended September 30, 2004. This compares to a total investment of $2.4 million and a net loss of $63,000, respectively, at and for the year ended December 31, 2003. First Business Bank’s investment in m2 as of September 30, 2004 was $1.3 million.

Employees

      At September 30, 2004, the Corporation had 85 full-time and 34 part-time employees. The Corporation promotes equal employment opportunity, and management considers its relationship with its employees to be good. The employees are not represented by a collective bargaining unit.

Regulation

      Below is a brief description of certain laws and regulations that relate to the Corporation and the Banks. This narrative does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

General

      The Banks are chartered in the State of Wisconsin and are subject to regulation and supervision by the Division of Wisconsin Banking Review Board (the “Division”), and more specifically the Wisconsin Department of Financial Institutions (“WDFI”), and are subject to periodic examinations. The Banks’ deposits are insured by the Bank Insurance Fund (“BIF”). The BIF is administered by the Federal Deposit Insurance Corporation (“FDIC”), and therefore the Banks are also subject to regulation by the FDIC. Periodic examinations of both Banks are also conducted by the FDIC. The Banks must file periodic reports with the FDIC concerning their activities and financial condition and must obtain regulatory approval prior to entering into certain transactions such as mergers with or acquisitions of other depository institutions and opening or acquiring branch offices. This regulatory structure gives the regulatory authorities extensive direction in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and the establishment of adequate loan loss reserves.

      Wisconsin banking laws restrict the payment of cash dividends by state banks by providing that (i) dividends may be paid only out of a bank’s undivided profits, and (ii) prior consent of the Division is required for the payment of a dividend which exceeds current year income if dividends declared have exceeded net profits in either of the two immediately preceding years. The various bank regulatory agencies have authority to prohibit a bank regulated by them from engaging in an unsafe or unsound practice; the payment of a dividend by a bank could, depending upon the circumstances, be considered as such. In the event that (i) the FDIC or the Division should increase minimum required levels of capital; (ii) the total assets of the Banks increase significantly; (iii) the income of the Banks decrease significantly; or (iv) any combination of the foregoing occurs, then the Boards of Directors of the Banks may decide or be required by the FDIC or the Division to retain a greater portion of the Banks’ earnings, thereby reducing dividends.

      The Banks are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to their parent holding company, FBFS. Also included in this act are restrictions on investments in stock or other securities of FBFS and on taking of such stock or securities as collateral for loans to any borrower. Under this act and regulations of the Federal Reserve Board, FBFS and its Banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or any property or service.

The Corporation

      FBFS is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and is subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System (the “FRB”). The Corporation is required to file an annual report with the FRB and such other reports as the FRB may require. Prior approval must be obtained before the Corporation may merge with or consolidate into another bank holding company, acquire substantially all the assets of any bank or bank holding company, or acquire ownership or control of any voting shares of any bank or bank holding company if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank or bank holding company.

      In reviewing applications for such transactions, the FRB considers managerial, financial, capital and other factors, including financial performance of the bank or banks to be acquired under the Community Reinvestment Act of 1977, as amended (the “CRA”). Also, under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended, state laws governing interstate banking acquisitions subject bank holding companies to some limitations in acquiring banks outside of their home state without regard to local law.

      The Gramm-Leach Bliley Act of 1999 (the “GLB”) eliminates many of the restrictions placed on the activities of bank holding companies. Bank holding companies such as FBFS can expand into a wide variety of financial services, including securities activities, insurance, and merchant banking without the prior approval of the FRB.

The Banks

      As state-chartered BIF insured Banks, the Banks are subject to extensive regulation by the WDFI and the FDIC. Lending activities and other investments must comply with federal statutory and regulatory requirements. This federal regulation establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the BIF, the FDIC, and the depositors.

      Insurance of Deposits. The Banks’ deposits are insured up to applicable limits under the BIF of the FDIC. The FDIC assigns institutions to a particular capital group based on the levels of the Banks’ capital — “well-capitalized,” “adequately capitalized,” or “undercapitalized.” These three groups are then divided into three subgroups reflecting varying levels of supervisory concern, ranging from those institutions considered to be healthy to those that represent substantial supervisory concern. The result is nine assessment risk classifications, with well-capitalized, financially sound institutions paying lower rates than those paid by undercapitalized institutions that pose a risk to the insurance fund.

      The Banks’ assessment rate depends on the capital category to which they are assigned. Assessment rates for deposit insurance currently range from 0 to 27 basis points. The capital and supervisory subgroup to which the Banks are assigned by the FDIC is confidential and may not be disclosed. The Banks’ rate of deposit insurance assessments will depend upon the category or subcategory to which the Banks are assigned. Any increase in insurance assessments could have an adverse affect on the earnings of the Banks.

      Regulatory Capital Requirements. The FRB monitors the capital adequacy of the Banks since, on a consolidated basis, they have assets in excess of $150.0 million. A combination of risk-based and leverage ratios are determined by the FRB. Failure to meet these capital guidelines could result in supervisory or enforcement actions by the FRB. Under the risk-based capital guidelines, different categories of assets, including certain off-balance sheet items, such as loan commitments in excess of one year and letters of credit, are assigned different risk weights, with perceived credit risk of the asset, in mind. These risk weights are calculated by assigning risk-weights to corresponding asset balances to determine the risk-weight of the entire asset base. Total capital, under this definition, is defined as the sum of “Tier 1” and “Tier 2” capital elements, with Tier 2 capital being limited to 100% of Tier 1 capital. Tier 1 capital, with some restrictions, includes common stockholders’ equity, any perpetual preferred stock, qualifying trust preferred securities, and minority interests in any unconsolidated subsidiaries. Tier 2 capital, with certain restrictions, includes any perpetual preferred stock not included in Tier 1 capital, subordinated debt, any trust preferred securities not qualifying as

Tier 1 capital, specific maturing capital instruments and the allowance for loan and lease losses (limited to 1.25% of risk-weighted assets). The regulatory guidelines require a minimum total capital to risk-weighted assets of 8%, of which, at least 4% must be in the form of Tier 1 capital. The FRB also has a leverage ratio requirement which is defined as Tier 1 capital divided by average total consolidated assets. The minimum leverage ratio required is 3%.

      Prompt Corrective Action. The Banks are also subject to capital adequacy requirements under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), whereby the Banks could be required to guarantee a capital restoration plan, should they become “undercapitalized” as defined by FDICIA. The maximum liability under such a guarantee would be the lesser of 5% of the Banks’ total assets at the time they became undercapitalized or the amount necessary to bring the Banks into compliance with the capital restoration plan. The Corporation is also subject to the “source of strength doctrine” per the FRB, which requires that such holding companies serve as a source of “financial and managerial” strength to their subsidiary banks.

      If banks fail to submit an acceptable restoration plan, they are treated under the definition of “significantly undercapitalized” and would thus be subject to a wider range of regulatory requirements and restrictions. Such restrictions would include activities involving asset growth, acquisitions, branch establishment, establishment of new lines of business and also prohibitions on capital distributions, dividends and payment of management fees to control persons, if such payments and distributions would cause undercapitalization.

      The following table sets forth the FDIC’s definition of the five capital categories, in the absence of a specific capital directive.

	Total Capital to	Tier 1 Capital to	Tier 1
Category	Risk Weighted Assets	Risk Weighted Assets	Leverage Ratio

Well capitalized	≥10%	≥6%	≥5%
Adequately capitalized	≥8%	≥4%	≥4%	*
Under capitalized	<8%	<4%	<4%	*
Significantly undercapitalized	<6%	<3%	<3%
Critically undercapitalized	Tangible assets to capital of 2%

*	3% if the banks receive the highest rating under the uniform system.

      Limitations on Dividends and Other Capital Distributions. Federal and state regulations impose various restrictions or requirements on state-chartered banks with respect to their ability to pay dividends or make various other distributions of capital. Generally, such laws restrict dividends to undivided profits or profits earned during preceding periods. Also, FDIC-insured institutions may not pay dividends while undercapitalized or if such a payment would cause undercapitalization. The FDIC also has authority to prohibit the payment of dividends if such a payment constitutes an unsafe or unsound practice in light of the financial condition of a particular bank.

      Liquidity. The Banks are required by federal regulation to maintain sufficient liquidity to ensure safe and sound operations. Management believes that its Banks have an acceptable liquidity percentage to match the balance of net withdrawable deposits and short-term borrowings in light of present economic conditions and deposit flows.

      Federal Reserve System. The Banks are required to maintain non-interest bearing reserves at specified levels against their transaction accounts and non-personal time deposits. As of September 30, 2004, the Banks were in compliance with these requirements. Because required reserves must be maintained in the form of cash or non-interest bearing deposits at the FRB, the effect of this requirement is to reduce the Banks’ interest-earning assets.

      Federal Home Loan Bank System. The Banks are members of the FHLB of Chicago. The FHLB serves as a central credit facility for its members. The FHLB is funded primarily from proceeds from the sale of obligations of the FHLB system. It makes loans to member banks in the form of FHLB advances. All advances from the FHLB are required to be fully collateralized as determined by the FHLB.

      As a member, each Bank is required to own shares of capital stock in the FHLB in an amount equal to the greatest of $500, 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year, or 20% of its outstanding advances. The FHLB also imposes various limitations on advances relating to the amount and type of collateral, the amount of advances and other items. At September 30, 2004, the Banks owned a total of $2.7 million in FHLB stock and were in compliance with their respective requirements. The Banks received combined dividends from the FHLB totaling $139,000 for fiscal 2003 as compared to $77,000 for fiscal 2002.

      Restrictions on Transactions with Affiliates. The Banks’ loans to their own and the Corporation’s executive officers, directors and owners of greater than 10% of any of their respective stock (so-called “insiders”) and any entities affiliated with such insiders are subject to the conditions and limitations under Section 23A of the Federal Reserve Act and the Federal Reserve Bank’s Regulation O. Under these regulations, the amount of loans to any insider is limited to the same limit imposed in the loans-to-one borrower limits of the respective Banks. All loans to insiders must not exceed the Banks’ unimpaired capital and unimpaired surplus. Loans to executive officers, other than loans for the education of the officers’ children and certain loans secured by the officers’ residence, may not exceed the greater of $25,000 or 2.5% of the Banks’ unimpaired capital and unimpaired surplus, and may never exceed $100,000. Regulation O also requires that loans to insiders must be approved in advance by a majority of the Board of Directors, at the bank level. Such loans, in general, must be made on substantially the same terms as, and with credit underwriting procedures no less stringent than those prevailing at the time for, comparable transactions with other persons.

      The Banks can make exceptions to the foregoing procedures if they offer extensions of credit that are widely available to employees of the Banks and that do not give any preference to insiders over other employees of the Banks.

      Community Reinvestment Act. The Community Reinvestment Act (“CRA”) requires each Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of its entire community, including low and moderate income neighborhoods. Federal regulators regularly assess the Banks’ record of meeting the credit needs of their respective communities. Applications for additional acquisitions would be affected by the evaluation of the Banks’ effectiveness in meeting its CRA requirements.

      Riegle Community Development and Regulatory Improvement Act of 1994. Federal regulators have adopted guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate risk, asset growth, asset quality, earnings and compensation, fees, and benefits. These guidelines require, in general, that appropriate systems and practices are in place to identify and manage the risks and exposures specified by the guidelines. Such prohibitions include excessive compensation when amounts paid appear to be unreasonable or disproportionate to the services performed by executive officers, employees, directors or principal shareholders.

      USA Patriot Act of 2001. The USA Patriot Act requires banks to establish anti-money laundering programs; to establish due diligence policies, procedures, and controls with respect to private banking accounts and correspondent banking accounts involving foreign individuals and specific foreign banks; and to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for or on behalf of foreign banks that maintain no presence in any country. Additionally, the USA Patriot Act encourages cooperation among financial institutions, regulatory authorities, and law enforcement with respect to individuals or organizations that could reasonably be suspected of engaging in terrorist activities. Federal regulators have begun proposing and implementing regulations in efforts to interpret the USA Patriot Act. The Banks must comply with Section 326 of the Act which provides for minimum procedures in the verification of identification of new customers.

      Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act was established to provide a comprehensive framework for the modernization and reform of the oversight of public company auditing, to improve the quality and transparency of financial reporting by such companies, and to strengthen the independence of auditors. The Act stemmed from the systemic and structural weaknesses identified in the capital markets in the United States and perceptions that such structural weakness contributed to recent corporate scandals. The legislation’s significant reforms are listed below.

•	Creation of the PCAOB — the Public Company Accounting Oversight Board. The PCAOB is empowered to set auditing, quality control and ethics standards, inspect public accounting firms, and institute disciplinary actions for those firms. The PCAOB is subject to oversight and review by the SEC and will be funded by mandatory fees assessed against all public companies. This new legislation also strengthens the Financial Accounting Standards Board by giving it full financial independence from the accounting industry.

•	Auditor independence was strengthened by limiting the scope of consulting services that auditors can offer their public company audit clients.

•	The responsibility of public company directors and senior managers for the quality of financial reporting and disclosures made by their companies was heightened.

•	A number of provisions to deter wrongdoing were contained in the legislation. CEOs and CFOs have to certify that company financial statements fairly present the company’s financial condition. If a restatement of financial results stemmed from a misleading financial statement resulting from “misconduct”, the CEO and CFO are required to forfeit and return to the company any bonus, stock or stock option compensation received within the twelve months following the misleading financial report. Company officers and directors are also prohibited from attempting to mislead or coerce an auditor. The SEC is also empowered to bar certain persons from serving as officers or directors of a public company. The act also prohibits insider trading during pension fund “blackout periods” and requires the SEC to adopt rules requiring attorneys to report securities law violations as well as imposing civil penalties for the benefit of harmed investors.

•	A range of new corporate disclosures are also required. These requirements include off-balance-sheet transactions and conflicts as well as pro forma disclosures designed in ways that are not misleading or are in accordance with SEC disclosure requirements. Accelerated reporting requirements require that insider transactions be reported by the end of the second business day following the covered transaction and that annual reports filed with the SEC include a statement by management asserting their responsibility for creating and maintaining adequate controls and assessing the effectiveness of those controls. The act requires companies to disclose whether or not they have adopted an ethics code for senior financial officers, and, if not, why not. Companies must also disclose whether the audit committee includes at least one “financial expert”, as defined by the SEC in accordance with specified requirements. The SEC will regularly and systematically review corporate filings.

•	Provisions in the legislation seek to limit and, at the same time, expose to public view possible conflicts of interest affecting securities analysts.

•	A range of new criminal penalties for fraud and other wrongful acts can be brought against companies or their insiders.

      Effective August 29, 2002, as prescribed by Sections 302(a) and 906 (effective July 29, 2002) of Sarbanes-Oxley, the Corporation’s CEO and CFO each are required to certify that the Corporation’s quarterly and annual reports do not contain any untrue statements of a material fact and that the financial statements, and other financial information included in each such report, fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation for the periods presented in that report.

      Section 404 of Sarbanes-Oxley, which does not become effective for the Corporation until the filing of its annual report for the year ended December 31, 2005, requires that the CEO and CFO certify that they (i) are responsible for establishing, maintaining, and regularly evaluating the effectiveness of the Corporation’s internal controls; (ii) have made certain disclosures to the Corporation’s auditors and the audit committee of the Corporation’s board of directors (the “Board”) about the Corporation’s internal controls; and (iii) have included information in the Corporation’s quarterly and annual reports about their evaluation and whether there have been significant changes in the Corporation’s internal controls or in other factors that could significantly affect internal controls subsequent to such evaluation.

Item 2.	Financial Information

Five-Year Summary

	At or for the
	Nine Months Ended
	September 30,		At or for the Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Dollars in thousands, except share data)
Earnings per share:
Basic	$1.27	$1.48	$2.05	$0.54	$1.31	$0.98	$0.97
Diluted	1.15	1.43	1.97	0.50	1.26	0.91	0.89
Interest income	20,411	20,512	27,151	27,932	26,705	23,341	17,546
Interest expense	8,548	9,540	12,475	15,581	15,294	14,096	9,647
Net interest income	11,863	10,972	14,676	12,351	11,411	9,245	7,899
Provision for loan and lease losses	(834)	349	200	3,614	1,940	1,078	537
Non-interest income	2,193	1,928	2,571	2,338	2,156	1,435	968
Non-interest expense	9,677	8,587	11,431	10,525	8,544	7,648	6,123
Minority interest in (income) loss of consolidated subsidiary	(9)	(535)	(741)	787	338	551	489
Income taxes	2,412	456	761	261	842	643	876
Net income	2,810	4,043	4,114	1,076	2,579	1,862	1,820
Total assets	557,067	514,273	518,778	480,061	410,221	308,541	256,044
Securities	66,407	57,999	63,571	48,406	39,203	43,081	48,323
Loans and leases, net	461,597	430,342	433,411	409,227	351,579	244,619	194,660
Deposits	461,824	438,187	436,886	414,407	345,459	244,321	213,341
Borrowed funds	48,027	25,811	30,812	19,474	18,806	34,666	17,338
Guaranteed trust preferred securities	—	10,000	10,000	10,000	10,000	—	—
Minority interest in consolidated subsidiary	—	3,954	4,353	3,562	4,302	4,633	2,465
Stockholders’ equity	34,445	24,914	26,637	22,750	23,196	21,266	18,625
Shares outstanding	2,412,409	2,018,171	2,021,033	1,985,466	1,979,927	1,913,512	1,893,572
Book value per share at end of period	14.28	12.34	13.18	11.46	11.72	11.11	10.00
Dividends declared per share	0.10	0.15	0.25	0.15	—	—	—
Dividend payout ratio	7.86%	10.14%	12.20%	27.78%	0.00%	0.00%	0.00%
Yield on earning assets	5.30	5.83	5.68	6.47	7.82	8.64	7.80
Cost of funds	2.54	3.04	2.96	4.10	5.17	6.07	4.81
Interest rate spread	2.49	2.98	2.72	2.37	2.66	2.57	2.99
Net interest margin	3.08	3.12	3.07	2.86	3.34	3.42	3.51
Return on average assets	0.70	0.81	0.83	0.24	0.73	0.65	0.77
Return on average equity	12.34	16.80	17.07	4.61	11.80	9.23	9.99
Average equity to average assets	5.69	4.84	4.88	5.23	6.19	7.09	7.74

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

      When used in this registration statement, and in any oral statements made with the approval of an authorized executive officer, the words or phrases “may,” “could,” “should,” “hope,” “might,” “believe,” “expect,” “plan,” “assume,” “intend,” “estimate,” “anticipate,” “project,” “will continue,” “will likely result,” or similar expressions are intended to identify “forward-looking statements.” Such statements are subject to risks and uncertainties, including, without limitation, changes in economic conditions in the market area of First Business Bank (“FBB”) or First Business Bank — Milwaukee (“FBB — Milwaukee”), changes in policies by regulatory agencies, fluctuation in interest rates, demand for loans in the market area of FBB or FBB — Milwaukee, borrowers defaulting in the repayment of loans, competition, and the other risks set forth under “Cautionary Factors,” that could cause actual results to differ materially from what either FBFS or BBG have anticipated or projected. These risk factors and uncertainties should be carefully considered by potential investors. Investors should not place undue reliance on any such forward-looking statements, which speak only as of the date made. The factors described within this registration statement could affect the financial performance of either FBFS or BBG and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods.

      Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, FBFS cautions that, while its management believes such assumptions or bases are reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, an expectation or belief is expressed as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result, or be achieved or accomplished.

      FBFS does not intend to update any forward-looking statements, whether written or oral, to reflect change. Furthermore, FBFS specifically disclaims any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

      The following discussion and analysis is intended as a review of significant factors affecting the financial condition and results of operations of FBFS for the periods indicated. The discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and the Selected Consolidated Financial Data presented herein.

Overview

      The principal business of FBFS is conducted by FBB and FBB — Milwaukee and consists of a full range of community-based financial services focusing on small and medium-sized businesses. Products include commercial lending, asset based lending, leasing, trust and investment services and a broad range of deposit products. The profitability of FBFS depends primarily on its net interest income, provision for loan and lease losses, other income, and other expenses. Net interest income is the difference between the income FBFS receives on its loans, leases and investment securities and its cost of funds, which consists of interest paid on deposits and borrowings. The provision for loan and lease losses reflects the cost of credit risk in the loan and lease portfolio of FBFS. Other income consists of service charges on deposit accounts, securities gains, loan and lease fees, trust fees, and other income. Other expenses include salaries and employee benefits, occupancy, equipment expenses, professional services, marketing expenses, other non-interest expenses, and taxes.

      Net interest income is dependent on the amounts of and yields on interest-earning assets as compared to the amounts of and rates on interest-bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the asset/liability management procedures used by FBFS in responding to such changes. The provision for loan and lease losses is dependent upon management’s assessment of the collectibility of loans and leases under current economic conditions. Other expenses are influenced by the growth of operations, with additional employees necessary to staff such growth. Growth in the number of relationships directly affects such expenses as data processing costs, supplies, postage, and other miscellaneous expenses.

      In the following discussion, as required by generally accepted accounting principles, FBFS’s interest income, interest expense, provision for loan and lease losses, net interest income, non-interest income, non-interest expense, income tax expense, and all balance sheet items other than shareholders’ equity include 100% of the amounts reported by BBG for the periods and as of the dates stated, although FBFS owned only 51% of the outstanding shares of BBG stock as of December 31, 2003. FBFS’s net income and stockholders’ equity are reported net of adjustment to reflect the 49% outstanding minority interests of BBG. As of June 1, 2004, FBFS owned 100% of the shares of BBG. BBG was subsequently dissolved and as a result First Business Bank — Milwaukee became a wholly-owned subsidiary of FBFS. See “Item 13 — Financial Statements and Supplementary Data.”

      FBFS charged off three significant loans and one lease during 2002. As a result of these charge-offs, FBFS incurred net loan and lease losses of $3.2 million in 2002, $768,000 of which was recovered in 2003, and incurred total collection costs of $313,000 in 2002. FBB — Milwaukee originated two of the loans. As a result of these charge-offs, FBFS and BBG discontinued a prior policy of expedited approval of intercompany loan participations.

Recent Developments

      Tax Audit. In November 2003, FBB received a notice of audit from the Wisconsin Department of Revenue. The notice stated that the audit would cover tax years 1999 through 2002 and it would relate primarily to the issue of income of FBB’s Nevada investment subsidiary. Like many financial institutions in Wisconsin, FBB transferred investment securities and management of the investment portfolio and loan participations to a subsidiary located in Nevada. The income of this subsidiary has not been reported to Wisconsin for income tax purposes in reliance on private letter rulings issued to FBB by the Department of Revenue. FBB management believes that the Department of Revenue is conducting audits of numerous banking entities with investment subsidiaries to determine if any of the income of the investment subsidiary could be attributed to the parent bank. FBB’s audit appears to be part of this initiative.

      If the Department of Revenue should be successful in taxing the income of FBB’s investment subsidiary, future income may be reduced. At this time FBB does not know if the Department of Revenue will attempt to collect any taxes, penalties or interest for prior periods. If the Department of Revenue made such an attempt and were successful, such assessment could be an amount up to $2.2 million, based on net taxable income of the Nevada subsidiary. In addition, FBB is likely to incur expenses in addressing the audit, including legal and accounting fees. Due to the incomplete nature of the audit, FBB management is unable to determine whether it will be assessed any additional taxes and if it is the amount it will be assessed. FBB may be presented with an option to settle this dispute that would be prudent to accept based on the facts and circumstances at that time.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, changes in these assumptions and estimates could significantly affect the financial position or results of operations for FBFS. Actual results could differ from those estimates. Discussed below are those critical accounting policies that are of particular significance to FBFS. Please refer to Note 1 to the Consolidated Financial Statements for a discussion of significant accounting policies.

      Allowance for Loan and Lease Losses. The allowance for loan and lease losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan and lease losses and decreased by charge-offs, net of recoveries. Management estimates the allowance balance required and the related provision for loan and lease losses based on quarterly evaluations of the loan and lease portfolio, with particular attention paid to loans and leases that have been specifically identified as needing additional management analysis because of the potential for further problems. During these evaluations, consideration is also given to such factors as the level and composition of impaired and other non-performing loans and leases, historical loss experience, results of examinations by regulatory agencies, independent loan and lease reviews, the market value of collateral, the strength and availabilities of guarantees, concentration of credits and other factors. Allocations of the allowance may be made for specific loans or leases, but the entire allowance is available for any loan or lease that, in management’s judgment, should be charged off. Loan and lease losses are charged against the allowance when management believes that the uncollectibility of a loan or lease balance is confirmed.

      Fair Value of Financial Instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. There is no ready market for a significant portion of FBFS’s financial assets. Accordingly, fair values are based on various factors relative to expected loss experience, current economic conditions, risk characteristics, and other factors. The assumptions and estimates used in the fair value determination process are subjective in nature and involve uncertainties and significant judgment and, therefore, fair values cannot be determined with precision. Changes in assumptions or in market conditions could significantly affect the estimates.

      Income Taxes. FBFS and its subsidiaries which are at least 80% owned file a consolidated federal income tax return and separate state tax returns. Subsidiaries for which FBFS’s interest is less than 80% file a separate federal tax return from FBFS. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date. FBFS and its subsidiaries have State of Wisconsin net operating loss (“NOL”) carryforwards as of December 1, 2003 of approximately $31,200,000, which expire in years 2014 through 2018.

      Through 2003, BBG, which was consolidated by FBFS for financial reporting, but not tax, purposes, had NOL carryforwards that were generated in the first three years of BBG’s existence. Realization of the net deferred tax assets related to such NOLs over time was dependent upon BBG generating sufficient taxable income in future periods. Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires establishment of a valuation allowance reserve for some portion or all of the NOLs if it is more likely than not that sufficient taxable income will not be generated in future periods to utilize the NOLs before they expire. In 2003, there was a reduction in the allowance of $1,206,000 against the deferred income tax assets at the consolidated bank subsidiary. In determining that realization of the net deferred tax assets was more likely than not, FBFS gave consideration to a number of factors including BBG’s operating history, earnings and losses history, expectations for earnings in the future, the timing of reversal of temporary differences, tax planning strategies available to BBG and the expiration dates associated with NOL carryforwards. At December 31, 2003, BBG has federal NOL carryforwards of $2,376,000, which expire in years 2020 through 2023, and State of Wisconsin NOL carryforwards of $2,298,000, which expire in years 2015 through 2018.

      Valuation of Securities. The Corporation’s available-for-sale security portfolio is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security’s performance, the credit worthiness of the issuer and the Corporation’s intent and ability to hold the security to maturity. A decline in value that is considered to be other-than-temporary is recorded as a loss within non-interest income in the Consolidated Statements of Income.

      Lease Residuals. The Company leases machinery and equipment to customers under leases which qualify as direct financing leases for financial reporting and as operating leases for income tax purposes. Under the direct financing method of accounting, the minimum lease payments to be received under the lease contract, together with the estimated unguaranteed residual value (approximating 3 to 15% of the property cost of the related equipment), are recorded as lease receivables when the lease is signed and the lease property is delivered to the customer. Residual is the estimated fair market value of the equipment on lease at lease termination. In estimating the equipment’s fair value, the Company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The Company’s estimates are reviewed continuously to ensure reasonableness; however, the amounts the Company will ultimately realize could differ from the estimated amounts.

      Derivatives. The Corporation maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Corporation’s interest rate risk management strategy involves modifying the re-pricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin and cash flows. Derivative instruments that the Corporation may use as a part of its interest rate risk management strategy include interest rate swaps, interest rate floors, interest rate caps, forward contracts and swaptions. Derivative instruments are recorded at fair value in the Statement of Financial Condition.

Results of Operations

Comparison of Nine Months Ended September 30, 2004 and 2003

      General. Net income decreased $181,000 to $2.8 million in the first nine months of 2004 from $3.0 million in the same period of 2003. The reasons for the decrease included a $2.0 million increase in tax expense principally resulting from an increase in income before tax and a change in estimate for certain tax exposure items. In 2003, the lower effective tax rate was attributable to the reversal of a valuation reserve against net deferred tax assets previously established for net operating losses incurred by BBG. In addition to this net increase from the prior year’s taxes, non-interest expense increased $1.1 million. These components that caused a decrease in net income were partially offset by increases in net interest income of $891,000, a $1.2 million reduction in the provision for loan and lease losses, an increase in non-interest income of $265,000 and a decrease in minority interest in net income of unconsolidated subsidiaries of $526,000. The returns on average assets and average stockholders’ equity for the first nine months of 2004 were 0.70% and 12.34%, respectively, as compared to 0.81% and 16.80%, respectively, for the same period in 2003.

      Net Interest Income. Net interest income increased $891,000, or 8.1%, to $11.9 million for the first nine months of 2004 from $11.0 million for the same period in 2003. The improvement in net interest income was due to an increase in average earning assets offset by lower net interest margin. Net interest margin decreased from 3.12% in the first nine months of 2003 to 3.08% in the same period of 2004. This was because the decrease in yields paid on interest-bearing liabilities was less than the decrease in yields earned on interest-bearing assets. This was also reflected in the decrease in the interest rate spread from 2.79% in 2003 to 2.76% in 2004.

      Interest income on total interest-earning assets decreased $101,000 to $20.4 million in the first nine months of 2004 from $20.5 million in 2003. In particular, interest income on loans and leases decreased $531,000 to $18.7 million in the first nine months of 2004 from $19.2 million in the same period of 2003 due to a decrease in average yields earned on loans and leases from 6.11% to 5.56% caused by a decline in market rates and offset by an increase in average loans and leases outstanding of $28.8 million.

      Interest expense on interest-bearing liabilities decreased $992,000 to $8.5 million in the first nine months of 2004 from $9.5 million in the same period of 2003 primarily due to a $929,000 decrease in interest expense on deposits with the weighted average rate decreasing from 2.87% to 2.40%. The decrease in interest expense was largely due to repricing opportunities on deposits which were partially offset by an increase in average interest-bearing deposits of $30.5 million primarily acquired through deposit brokers.

      Provision for Loan and Lease Losses. The provision for loan and lease losses decreased $1.2 million from $349,000 for the first nine months of 2003 to a negative provision of $834,000 for the same period in 2004. The primary reasons for the decrease from 2003 is a reduction of non-performing loans, a modification in loan loss allocation percentages based upon a regular review of historical experience, a continuous review of the methodology for estimating the allowance for loan and lease losses and a slight change in the risk profile of the loan portfolio.

      Non-Interest Income. Non-interest income, consisting primarily of deposit and loan related fees as well as fees earned for trust and investment services, increased $265,000 or 13.7% to $2.2 million for the first nine months of 2004 from $1.9 million in the same period of 2003. This increase was primarily due to fees earned in connection with trust and investment services.

      Non-Interest Expense. Non-interest expense increased $1.1 million, or 12.7%, to $9.7 million in the first nine months of 2004 from $8.6 million in the same period for 2003. A significant portion of this increase was due to an increase of $750,000 in employee salaries and benefits reflecting additions to staff combined with annual merit increases. The remainder of the increase is attributable to a combined increase of $350,000 in occupancy, equipment, data processing, marketing and professional fees.

      Minority Interest. The consolidated financial statements for the nine months ended September 30, 2004 included the accounts of FBFS, its wholly-owned subsidiaries and its share of BBG prior to the 100% conversion of the minority interests to FBFS shares effective June 1, 2004. Minority interest in net income of consolidated subsidiary represents the 49% minority ownership interest in BBG which was eliminated from the consolidated results of operations of FBFS. Net income for BBG for the first five months of 2004, until the minority interests were eliminated through the conversion option, was $19,000, $9,000 of which represents the minority interest in net income of the consolidated subsidiary. For the first nine months of 2003, BBG reported net income of $1.1 million with minority interest of $535,000 eliminated from the results of operations of FBFS. This change represents a decrease in the minority interest income of $526,000.

      Income Taxes. FBFS recorded income tax expense of $2.4 million for the first nine months of 2004, an effective rate of 46.3%, as compared to $457,000 for the same period in 2003, an effective rate of 13.3%. This represents an increase of $2.0 million principally resulting from an increase in income before tax and a change in estimate for certain tax exposure items in 2004. The lower rate in 2003 was attributable to the reversal in 2003 of a valuation allowance against net deferred tax assets established in 2002 for net operating losses at BBG.

Comparison of Years Ended December 31, 2003 and 2002

      General. Net income increased $3.0 million to $4.1 million in 2003 from $1.1 million in 2002. The primary component of this increase was a $3.4 million decrease in the provision for loan and lease losses which reflects the reduction in non-performing loans and the net loan recoveries in 2003. In addition, net income for 2003 was positively impacted by an increase in net interest income of $2.3 million and non-interest income increased $234,000. These components that caused an increase in net income were partially offset by increases in non-interest expense of $907,000, minority interest in net income of unconsolidated subsidiaries of $1.5 million and income tax expense of $500,000. The returns on average assets and average stockholders’ equity for fiscal 2003 were 0.83% and 17.07%, respectively, as compared to 0.24% and 4.61%, respectively, for fiscal 2002.

      Net Interest Income. Net interest income increased $2.3 million, or 18.8%, to $14.7 in 2003 from $12.4 million in 2002. The improvement in net interest income was due to a combination of an increase in the average balance of interest-earning assets accompanied by decreases in the interest paid on interest-bearing liabilities which outpaced decreases in interest earned on interest-earning assets. This was reflected in the increase in the interest rate spread from 2.37% in 2002 to 2.72% in 2003. Net interest margin, which is the excess of interest income over interest expense divided by average earning assets, increased from 2.86% in 2002 to 3.07% for 2003. This was primarily a result of a decrease in yields paid on interest-bearing liabilities surpassing a decrease in yields earned on interest-earning assets.

      Interest income on total interest-earning assets decreased $781,000 to $27.2 million in 2003 from $27.9 million in 2002. In particular, interest income on loans and leases decreased $458,000 to $25.4 million in 2003 from $25.8 million in 2002 due to a decrease in average rates earned on loans and leases from 6.64% to 5.99% caused by a decline in market rates and offset by an increase in average loans and leases outstanding of $34.8 million from ongoing originations.

      Interest expense on interest-bearing liabilities decreased $3.1 million to $12.5 million in 2003 from $15.6 million in 2002, as a result of a $3.1 million decrease in interest expense on deposits with the weighted average rate decreasing from 3.97% to 2.79%. The decrease in interest expense was largely due to repricing opportunities on deposits which were partially offset by an increase in average interest-bearing deposits of $38.1 million primarily acquired through deposit brokers.

      Provision for Loan and Lease Losses. The provision for loan and lease losses decreased $3.4 million, or 94.5%, to $200,000 in 2003 from $3.6 million in 2002. The primary reason for the decrease from 2002 was the reduction in non-performing loans and net loan recoveries in 2003 whereas in 2002 there was a provision to cover probable credit losses relating to certain specifically impaired large loans. These charge-offs, net of recoveries in 2002, totaled $3.3 million, whereas there were net recoveries in 2003 of $736,000.

      Non-Interest Income. Non-interest income, consisting primarily of deposit and loan related fees as well as trust and investment services, increased $234,000 or 9.9% to $2.6 million in 2003 from $2.3 million in 2002. The increase in total non-interest income in 2003 was primarily due to fees earned in connection with trust and investment services.

      Non-Interest Expense. Non-interest expense increased $907,000, or 8.6%, to $11.4 million in 2003 from $10.5 million in 2002. A significant portion of this increase was due to a $468,000 increase in employee salaries and benefits reflecting additions to staff combined with annual merit increases. The remainder of the increase is attributable to a combined increase of $560,000 in occupancy, equipment, data processing, marketing and professional fees associated with unsuccessful negotiations to repurchase FBFS shares as well as preparations to become an SEC registered corporation. These increases were partially offset by a reduction of $221,000 in collection fees on troubled loans.

      Minority Interest. The consolidated financial statements for the year ended December 31, 2003 included the accounts of FBFS and its wholly-owned subsidiaries as well as its 51%-owned subsidiary BBG and BBG’s wholly-owned subsidiary, FBB — Milwaukee. Minority interest in net income of consolidated subsidiaries represents BBG’s outside ownership interest of 49% which was eliminated from the consolidated results of operations of FBFS. Net income for BBG for the year ended December 31, 2003 was $1.5 million, $741,000 of which represents the minority interest in net income of the consolidated subsidiary. For the same period in 2002, BBG reported a net loss of $1.6 million with minority interest of $787,000 eliminated from the results of operations of FBFS. This change represents an increase of $1.6 million in FBFS’s portion of income from BBG from a loss of $813,000 to net income of $759,000 and the respective increase in minority interest income of $1.5 million.

      Income Taxes. FBFS reported income tax expense for the year ended December 31, 2003 of $760,000 with an effective tax rate of 13.5% as compared to $261,000 with an effective tax rate of 47.5% for the same period in 2002. The increase in income tax expense is the result of higher income before taxes. The reduction in the effective tax rate is due to the reversal in 2003 of a valuation allowance of $1,206,000 against deferred income tax assets established in 2002 at BBG.

Comparison of Years Ended December 31, 2002 and 2001

      General. Net income decreased $1.5 million to $1.1 million in 2002 from $2.6 million in 2001. The two primary components of this decrease were an increase of $2.0 million in non-interest expense and an increase of $1.7 million in the provision for loan and lease losses, resulting largely from the charge-off of loans and leases for the current year. In addition to these increases from the prior year, interest expense increased $287,000. These components that caused a decrease in net income were partially offset by increases in interest income of $1.2 million and non-interest income of $182,000 and decreases in income tax expense of $581,000 and minority interest in net loss of consolidated subsidiaries of $449,000. The returns on average assets and average stockholders’ equity for 2002 were 0.24% and 4.61%, respectively, as compared to 0.73% and 11.80%, respectively, for 2001.

      Net Interest Income. Net interest income increased $940,000 to $12.4 million for the year ended 2002 from $11.4 million for 2001. The improvement in net interest income was due to an increase in the average balance of interest-earning assets. The decrease in interest paid on interest-bearing liabilities was outpaced by decreases in interest earned on interest-earning assets (particularly loans and leases), therefore the interest rate spread contracted from 2.66% for 2001 to 2.37% for 2002. Net interest margin, which is the excess of interest income over interest expense divided by average earning assets, compressed from 3.34% in 2001 to 2.86% for 2002. This was primarily a result of a decrease in yields earned on interest-earning assets, surpassing a decrease in yields paid on interest-bearing liabilities.

      Interest income on total interest-earning assets increased $1.2 million to $27.9 million in 2002 from $26.7 million in 2001. In particular, interest income on loans and leases increased $1.5 million to $25.8 million in 2002 from $24.3 million in 2001 due to an increase in the average balance of loans and leases of $87.6 million offset by a decrease in average rates earned on loans and leases from 8.09% to 6.64% caused by a decline in market rates.

      Interest expense on interest-bearing liabilities increased $287,000 to $15.6 million in 2002 from $15.3 million in 2001. Interest expense of $899,000 was incurred in 2002 on $10.0 million face amount trust preferred securities issued in December, 2001 by the FBFS Statutory Trust I. This was accompanied by an increase in deposit interest expense of $320,000. This increase in the expense on deposits was largely due to an increase in average interest-bearing deposits of $83.6 million primarily stemming from deposits acquired through brokers with the weighted average rate decreasing from 5.11% to 3.97%. The increases in expense were partially offset by a decrease of $923,000 in interest paid on other borrowed funds which primarily consisted of subordinated debt.

      Provision for Loan and Lease Losses. The provision for loan and lease losses increased $1.7 million, or 86.3%, to $3.6 million in 2002 from $1.9 million in 2001. The primary reason for the increase stemmed from a provision in 2002 to cover probable credit losses relating to certain specifically impaired large loans and leases.

      Non-Interest Income. Non-interest income, consisting primarily of deposit and loan related fees as well as investment services, increased $182,000 or 8.6% to $2.3 million in 2002 from $2.2 million in 2001. The increase in total non-interest income in 2002 was primarily due to increases in service charges on deposits and fees earned in connection with trust and investment services. Income from the increase in cash surrender value of life insurance policies, which were put in place to provide for supplemental executive retirement plan expenses, provided the rest of this increase. Income from the cash surrender value of life insurance policies is reported in other non-interest income. Total non-interest income for 2001 included gains on sales of securities totaling $518,000 as compared to $57,000 in 2002.

      Non-Interest Expense. Non-interest expense increased $2.0 million, or 23.2%, to $10.5 million in 2002 from $8.5 million in 2001. A significant portion of this increase was due to a $1.4 million increase in employee salaries and benefits reflecting additions to trust and investment services staff and increased dedication of resources to the asset based lending function combined with annual merit increases. Also adding to the increase in non-interest expense was the increase of $313,000 in collection fees on troubled loans. The remainder of the increase is attributable to a combined increase of $427,000 in data processing, marketing, professional fees and other non-interest expenses.

      Minority Interest. The consolidated financial statements for the year ended December 31, 2002 included the accounts of FBFS and its wholly-owned subsidiaries as well as its 51%-owned subsidiary BBG and BBG’s wholly-owned subsidiary, FBB — Milwaukee. Minority interest in net income of consolidated subsidiaries represents BBG’s outside ownership interest of 49% which was eliminated from the consolidated results of operations of FBFS. A net loss of $1.6 million was reported by BBG for the year ended December 31, 2002, $787,000 of which represents the minority interest in the net loss of the consolidated subsidiary. For the same period in 2001, BBG reported a net loss of $689,000 with minority interest of

$338,000 eliminated from the results of operations of FBFS. This change represents a decrease of $468,000 in FBFS’s portion of income from BBG from a loss of $351,000 in 2001 to a loss of $813,000 in 2002 and the respective decrease in minority interest income of $449,000.

      Income Taxes. FBFS recorded income tax expense for the year ended December 31, 2002 of $261,000 with an effective tax rate of 47.5% as compared to $842,000 with an effective tax rate of 27.3% for the same period in 2001. This represents a decrease of $581,000, or 69.0%, due primarily to a decrease in net income before taxes. The higher effective tax rate in 2002 relates to the establishment of a valuation allowance of $1,206,000 in 2002 against deferred tax assets at BBG.

Net Interest Income Information

      Average Interest-Earning Assets, Average Interest Bearing Liabilities, Interest Rate Spread, and Net Interest Margin. The following tables show the Corporation’s average balances, average rates, the spread between combined average rates earned on the Corporation’s interest-earning assets and interest-bearing liabilities and the net interest margin for both the nine months ended September 30, 2004 and 2003, as well as the years ended December 31, 2003 and 2002.

	Nine Months Ended September 30,

	2004			2003

			Average			Average
	Average		Yield/	Average		Yield/
	Balance	Interest	Cost	Balance	Interest	Cost

	(Dollars in thousands)
Interest-Earning Assets
Mortgage loans	$286,251	$11,248	5.24%	$267,123	$11,619	5.80%
Commercial loans	134,230	6,226	6.18	127,683	6,486	6.77
Leases	24,767	1,116	6.01	22,805	1,057	6.18
Consumer loans	3,379	112	4.44	2,194	72	4.38

Total loans and leases receivable	448,627	18,703	5.56	419,805	19,234	6.11
Mortgage-related securities	56,211	1,440	3.42	38,423	940	3.26
Investment securities	5,640	159	3.76	7,342	217	3.94
Federal Home Loan Bank stock	2,416	107	5.91	2,201	100	6.06
Fed funds sold and other	198	2	1.30	1,276	21	2.19
Interest bearing deposits	53	0	1.02	31	0	0.94

Total interest-earning assets	513,145	20,411	5.30	469,078	20,512	5.83
Non-interest-earning assets	17,136			18,586

Total assets	$530,281			$487,664

Interest-Bearing Liabilities
NOW accounts	$44,689	$346	1.03	$49,519	$374	1.01
Money market	72,265	1,305	2.41	73,083	1,637	2.99
Certificates — regular	248,568	5,101	2.74	219,427	5,531	3.36
Certificates — large	40,960	562	1.83	40,664	701	2.30

Total deposits	406,482	7,314	2.40	382,693	8,243	2.87
Junior subordinated debentures	10,310	661	8.55	—	—	0.00
Guaranteed trust preferred securities	—	—	0.00	10,000	640	8.53
FHLB advances	23,684	354	1.99	18,732	460	3.27
Other borrowings	8,372	219	3.49	6,892	197	3.82

Total interest-bearing liabilities	448,848	8,548	2.54	418,317	9,540	3.04
Non-interest-bearing liabilities	48,894			42,141

Total liabilities	497,742			460,458
Minority interest in consolidated subsidiary	2,362			3,616
Stockholders’ equity	30,177			23,590

Total liabilities and Stockholders’ equity	$530,281			$487,664

Net interest income/interest rate spread		$11,863	2.76%		$10,972	2.79%

Net interest-earning assets	$64,297			$50,761

Net interest margin			3.08%			3.12%

Ratio of average interest-earning assets to average interest-earning liabilities	1.14			1.12

Return on average assets	0.70%			0.81%

Return on average equity	12.34%			16.80%

Average equity to average assets	5.69%			4.84%

Non-interest expense to average assets	2.43%			2.35%

	Year Ended December 31,

	2003			2002			2001

			Average			Average			Average
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Cost	Balance	Interest	Cost	Balance	Interest	Cost

	(Dollars in thousands)
Interest-Earning Assets
Mortgage loans	$271,289	$15,357	5.66%	$234,893	$14,844	6.32%	$163,289	$12,665	7.76%
Commercial loans	126,193	8,320	6.59	129,972	9,226	7.10	114,663	9,805	8.55
Leases	23,577	1,588	6.74	21,516	1,643	7.64	20,466	1,718	8.39
Consumer loans	2,358	102	4.33	2,265	112	4.94	2,636	159	6.03

Total loans and leases receivable	423,417	25,367	5.99	388,646	25,825	6.64	301,054	24,347	8.09
Mortgage-related securities	43,519	1,319	3.03	34,014	1,659	4.88	27,360	1,589	5.81
Investment securities	7,994	299	3.74	5,373	307	5.71	8,451	483	5.72
Federal Home Loan Bank stock	2,221	139	6.26	1,435	77	5.37	1,225	78	6.37
Fed funds sold and other	1,046	27	2.58	2,272	64	2.82	3,108	204	6.56
Interest bearing deposits	37	0	0.81	29	0	1.38	97	4	4.12

Total interest-earning assets	478,234	27,151	5.68	431,769	27,932	6.47	341,295	26,705	7.82
Non-interest-earning assets	15,753			14,368			11,765

Total assets	$493,987			$446,137			$353,060

Interest-Bearing Liabilities
NOW accounts	$45,516	$474	1.04	$43,220	$678	1.57	$39,570	$1,224	3.09
Money market	74,758	2,143	2.87	85,795	2,929	3.41	76,367	3,535	4.63
Certificates — regular	224,381	7,250	3.23	180,812	8,891	4.92	111,939	6,637	5.93
Certificates — large	41,267	900	2.18	37,965	1,322	3.48	36,271	2,104	5.80

Total deposits	385,922	10,767	2.79	347,792	13,820	3.97	264,147	13,500	5.11
Guaranteed trust preferred securities	10,000	883	8.83	10,000	899	8.99	384	34	8.85
FHLB advances	18,529	580	3.13	17,210	752	4.37	17,572	986	5.61
Other borrowings	7,663	245	3.20	4,627	110	2.38	13,960	774	5.54

Total interest-bearing liabilities	422,114	12,475	2.96	379,629	15,581	4.10	296,063	15,294	5.17
Non-interest-bearing liabilities	44,045			39,070			30,723

Total liabilities	466,159			418,699			326,786
Minority interest in consolidated subsidiary	3,724			4,091			4,426
Stockholders’ equity	24,104			23,347			21,848

Total liabilities and Stockholders’ equity	$493,987			$446,137			$353,060

Net interest income/ interest rate spread		$14,676	2.72%		$12,351	2.37%		$11,411	2.66%

Net interest-earning assets	$56,120

Net interest margin			3.07%			2.86%			3.34%

	Year Ended December 31,

	2003			2002			2001

			Average			Average			Average
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Cost	Balance	Interest	Cost	Balance	Interest	Cost

	(Dollars in thousands)
Ratio of average interest-earning assets to average interest-earning liabilities	1.13			1.14			1.15

Return on average assets	0.83%			0.24%			0.73%

Return on average equity	17.07%			4.61%			11.80%

Average equity to average assets	4.88%			5.23%			6.19%

Non-interest expense to average assets	2.31%			2.34%			2.42%

Rate/ Volume Analysis

      The Corporation’s net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The dollar volume of loans and investments compared to the dollar volume of deposits and borrowings, combined with the interest rate spread, produces the changes in net interest income between periods. The following tables show the relative contribution of the changes in average volume and average interest rates on changes in net interest income for both the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002, and 2001. Information is provided with respect to (i) the effect on interest income attributable to changes in rate (changes in rate multiplied by prior volume), (ii) the effect on interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (iii) the changes in rate/volume (changes in rate multiplied by changes in volume).

	Increase (Decrease) for the Nine Months Ended September 30,

	2004 Compared to 2003				2003 Compared to 2002

			Rate/				Rate/
	Rate	Volume	Volume	Net	Rate	Volume	Volume	Net

	(In thousands)
Interest-Earning Assets
Mortgage loans	$(1,124)	$832	$(80)	$(371)	$(1,246)	$1,966	$(220)	$500
Commercial loans	(564)	333	(29)	(260)	(251)	(149)	5	(394)
Leases	(30)	91	(3)	59	(255)	112	(23)	(166)
Consumer loans	—	39	1	40	(12)	(7)	1	(18)

Total loans receivable	(1,718)	1,295	(111)	(531)	(1,764)	1,922	(237)	(78)
Mortgage-related securities	44	435	21	500	(447)	211	(75)	(311)
Investment securities	(11)	(50)	2	(58)	(98)	81	(30)	(47)
Other investments	(4)	10	—	7	12	31	8	52
Fed funds sold	(10)	(18)	7	(19)	4	(8)	(1)	(5)
Interest bearing deposits	—	—	—	—	(1)	—	—	(1)

Total net change in income on interest-earning assets	(1,699)	1,672	(81)	(101)	(2,292)	2,237	(335)	(390)
Interest-Bearing Liabilities
NOW accounts	9	(36)	(1)	(28)	(193)	42	$(15)	(166)
Money market	(317)	(18)	4	(332)	(470)	(276)	56	(690)
Certificates — regular	(1,028)	735	(137)	(430)	(2,380)	1,838	(651)	(1,192)
Certificates — large	(143)	5	(1)	(139)	(389)	94	(35)	(331)

Total deposits	(1,479)	686	(135)	(929)	(3,432)	1,698	(645)	(2,379)
Junior subordinated debentures/ Guaranteed trust preferred securities	—	—	—	21	—	—	—	—
FHLB advances	(180)	122	(48)	(106)	(149)	45	(12)	(116)
Other borrowings	(17)	42	(4)	22	18	51	7	76

Total net change in expense on interest-bearing liabilities	(1,676)	850	(187)	(992)	(3,565)	1,794	(650)	(2,421)

Net change in net interest income	$(23)	$822	$106	$891	$1,273	$443	$315	$2,031

	Increase (Decrease) For the Year Ended December 31,

	2003 Compared to 2002				2002 Compared to 2001

			Rate/				Rate/
	Rate	Volume	Volume	Net	Rate	Volume	Volume	Net

	(In thousands)
Interest-Earning Assets
Mortgage loans	$(1,547)	$2,300	$(240)	$513	$(2,346)	$5,554	$(1,029)	$2,179
Commercial loans	(657)	(268)	19	(906)	(1,666)	1,309	(222)	(579)
Leases	(194)	157	(19)	(55)	(155)	88	(8)	(75)
Consumer loans	(14)	5	(1)	(10)	(29)	(22)	4	(47)

Total loans receivable	(2,412)	2,194	(241)	(458)	(4,196)	6,929	(1,255)	1,478
Mortgage-related securities	(628)	464	(176)	(340)	(255)	386	(62)	69
Investment securities	(106)	150	(52)	(8)	—	(176)	—	(176)
Other investments	13	42	7	62	(12)	13	(2)	(1)
Fed funds sold	(5)	(35)	3	(37)	(116)	(55)	31	(140)
Interest bearing deposits	—	—	—	—	(3)	(3)	2	(4)

Total net change in income on interest-earning assets	(3,137)	2,815	(459)	(781)	(4,582)	7,094	(1,286)	1,226
Interest-Bearing Liabilities
NOW accounts	(228)	36	(12)	(204)	(603)	113	(56)	(546)
Money market	(470)	(377)	60	(786)	(928)	436	(115)	(606)
Certificates — regular	(3,049)	2,142	(735)	(1,641)	(1,133)	4,084	(697)	2,254
Certificates — large	(494)	115	(43)	(422)	(841)	98	(39)	(782)

Total deposits	(4,241)	1,916	(730)	(3,053)	(3,505)	4,731	(907)	320
Guaranteed trust preferred securities	(16)	—	—	(16)	26	225	639	890
FHLB advances	(213)	58	(16)	(172)	(243)	(21)	5	(260)
Other borrowings	38	72	25	135	(442)	(517)	296	(663)

Total net change in expense on interest-bearing liabilities	(4,431)	2,046	(721)	(3,106)	(4,164)	4,418	33	287

Net change in net interest income	$1,294	$769	$262	$2,325	$(418)	$2,676	$(1,319)	$939

Financial Condition

Comparison of September 30, 2004 to December 31, 2003:

      General. The total assets of FBFS increased $38.3 million, or 7.38%, from $518.8 million at December 31, 2003 to $557.1 million at September 30, 2004. This increase was funded primarily by net increases in deposits of $24.9 million and net increases in FHLB and other borrowings of $6.4 million. This growth is generally invested in loans and leases receivable which increased by $28.2 million.

      Securities. Securities available-for-sale increased $2.8 million from December 31, 2003 to September 30, 2004 as a net result of purchases of $13.8 million and maturities of $10.4 million during the year. Mortgage-related securities consisted largely of agency-backed mortgage-derivative securities in the form of REMICSs.

      Loans Receivable. Total net loans and leases increased $28.2 million from $433.4 million at December 31, 2003 to $461.6 million at September 30, 2004. The activity in the loan and lease portfolio consisted of originations of $179.0 million, purchases of $6.4 million, sales of $4.3 million and principal repayments and other adjustments of $152.9 million.

      Non-performing Assets. Non-performing assets consists of non-accrual loans and leases of $736,000 and foreclosed properties and repossessed assets of $665,000 for a total of $1.4 million as of September 30, 2004, or

0.25% of total assets, as compared to $2.3 million, or 0.45% of total assets, as of December 31, 2003. This represents a decrease of $915,000 in non-performing assets.

Comparison of December 31, 2003 to December 31, 2002:

      General. The total assets of FBFS increased $38.7 million, or 8.1%, from $480.1 million at December 31, 2002 to $518.8 million at December 31, 2003. This increase was funded primarily by net increases in deposits of $22.5 million and net increases in FHLB and other borrowings of $11.3 million. This growth was generally invested in loans and leases receivable which increased by $25.1 million.

      Securities. Securities available-for-sale increased $15.2 million from December 31, 2002 to December 31, 2003 largely as a net result of purchases of $69.4 million and maturities of $52.6 million during the year. Mortgage-related securities consisted largely of agency-backed mortgage-derivative securities in the form of REMICSs.

      Loans Receivable. Total net loans and leases increased $25.1 million during fiscal 2003 from $409.2 million at December 31, 2002 to $433.4 million at December 31, 2003. The activity in the loan and lease portfolio consisted of originations of $181.9 million, sales of $3.4 million and principal repayments and other adjustments of $153.4 million. See Note 4 to the Corporation’s Consolidated Financial Statements included in Item 13 for more information.

      Non-performing Assets. Non-performing assets consists of non-accrual loans and leases of $1,608,000 and foreclosed properties and repossessed assets of $708,000 for a total of $2.3 million as of December 31, 2003, or 0.45% of total assets, as compared to $3.0 million, or 0.64% of total assets, as of December 31, 2002. This represents a decrease of $733,000 in non-performing assets.

	At	At December 31,
	September 30,
	2004	2003	2002	2001	2000	1999

	(Dollars in thousands)
Non-accrual loans	$736	$891	$3,049	$1,440	$4	$389
Non-accrual leases	472	717	—	—	—	—
Foreclosed properties and repossessed assets, net	665	708	—	—	—	—

Total non-performing assets	$1,873	$2,316	$3,049	$1,440	$4	$389

Performing troubled debt restructurings	$—	$—	$—	$—	$—	$—

Total non-accrual loans and leases to total loans and leases	0.26%	0.37%	0.73%	0.40%	0.00%	0.20%
Total non-performing assets to total assets	0.34	0.45	0.64	0.35	0.00	0.15
Allowance for loan and lease losses to total loans and leases	1.30	1.55	1.42	1.55	1.51	1.56
Allowance for loan and lease losses to non-accrual loans and leases	504.80	423.57	192.69	383.54	93,575.00	794.86

      As a matter of policy, the Corporation does not accrue interest on loans past due more than 90 days.

      Allowance for Loan and Lease Losses. The Corporation’s loan and lease portfolio is evaluated on a continuous basis to determine the necessary changes to the allowance for loan and lease losses. The evaluation process focuses on several factors including, but not limited to, management’s ongoing review and risk rating of the portfolio, with particular attention paid to loans identified by management as impaired or potential impaired loans based upon historical trends and ratios, the fair value of the underlying collateral, historical losses, changes in the size of the portfolio, trends in the level of delinquencies, concentrations of loans and leases to specific borrowers or industries and other factors which could affect potential credit losses.

      To determine the level and composition of the allowance for loan and lease losses the portfolio is broken out by categories and risk ratings. Impaired loans and leases and potential impaired loans and leases are evaluated for a specific reserve based upon the estimated value of the underlying collateral for collateral-dependent loans, or alternatively, the present value of expected cash flows. Historical trends of the identified factors are applied to each category of loans that have not been specifically evaluated for the purpose of establishing the general reserve.

      The Corporation reviews its methodology and periodically adjusts its allocation percentages based upon historical results. Within the specific categories certain loans or leases have been identified for specific reserve allocations as well as the whole category of that loan type or lease being reviewed for a general reserve based on the foregoing analysis of trends and overall balance growth within that category.

      Foreclosed properties are recorded at the lower of cost or fair value. If, at the time of foreclosure, the fair value less cost to sell is lower than the carrying value of the loan, the difference, if any is charged to the allowance for loan losses prior to transfer to foreclosed property. The fair value is primarily based on appraisals, discounted cash flow analysis (the majority of which is based on current occupancy and lease rates) and verifiable offers to purchase. After foreclosure, valuation allowances or future write-downs to fair value less costs to sell are charged directly to expense.

      A summary of the activity in the allowance for loan and lease losses follows:

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2004	2003	2002	2001	2000	1999

	(Dollars in thousands)
Allowance at beginning of year	$6,811	$5,875	$5,523	$3,743	$3,092	$2,580
Charge-offs	(3)	(37)	(3,358)	(176)	(82)	(25)
Recoveries	124	773	96	16	—	—

Net recoveries (charge-offs)	121	736	(3,262)	(160)	(82)	(25)
Provision	(834)	200	3,614	1,940	733	537

Allowance at end of year	$6,098	$6,811	$5,875	$5,523	$3,743	$3,092

Net recoveries (charge-offs) to average loans	0.03%	0.17%	(0.84)%	(0.05)%	(0.04)%	(0.01)%

      The Corporation’s non-performing assets have historically fluctuated with both local and national trends. At September 30, 2004, the Banks had a total of $4.6 million in classified assets as compared to $4.8 million at December 31, 2003 and $13.5 million at December 31, 2002. This fluctuation reflects current economic conditions and management believes the present level of the allowance for loan and lease losses to be prudent. Included in classified assets are non-performing loans and leases of $1.2 million, $1.6 million and $3.0 million at September 30, 2004, December 31, 2003 and December 31, 2002, respectively.

      Loan charge-offs were $3,000 for the nine month period ending September 30, 2004. Loan charge-offs were $37,000 and $3.4 million for the years ended December 2003 and 2002, respectively. This is a decrease in charge-offs of $3.3 million while the 2002 charge-offs were an increase of $3.2 million from 2001. The significant charge-offs in 2002 were concentrated in three commercial loans and one lease. Recoveries for the nine month period ending September 30, 2004 were $124,000. The majority of the recoveries relates to the lease that was partially charged off in 2002. Recoveries for the year ended 2003 and 2002 were $773,000 and $96,000, respectively, and principally related to the commercial loan charge-offs in 2002.

      Management believes that the decreased level of net charge-offs of $4.0 million for the year ended December 31, 2003 and the increased level of net charge-offs for the year ended December 31, 2002 are reflective of specific credit conditions experienced on specific loan situations and not indicative of local and national trends in overall debt levels and bankruptcy filings nor representative of changes in the quality of lending standards.

      The table below shows the Corporation’s allocation of the allowance for loan and lease losses by loan and lease loss reserve category at the dates indicated.

			Year Ended December 31,
	Nine Months Ended
	September 30,
	2004		2003		2002

	Allowance	Percent of	Allowance	Percent of	Allowance	Percent of
	for Loan	Allowance	for Loan	Allowance	for Loan	Allowance
	and Lease	to Total	and Lease	to Total	and Lease	to Total
	Losses	Allowance	Losses	Allowance	Losses	Allowance

	(Dollars in thousands)
Commercial real estate	$2,238	36.70%	$1,709	25.09%	$1,151	19.59%
Construction	470	7.71	314	4.61	189	3.22
Multi-family	257	4.21	135	1.98	134	2.28
1-4 family	314	5.15	166	2.44	71	1.21
Commercial	2,236	36.67	2,662	39.08	3,401	57.89
Lease receivables	441	7.23	887	13.02	281	4.78
Consumer and other	142	2.33	193	2.83	122	2.08
Unallocated	—	0.00	745	10.94	526	8.95

Total	$6,098	100.00%	$6,811	100.00%	$5,875	100.00%

	Year Ended December 31,

	2001		2000		1999

	Allowance	Percent of	Allowance	Percent of	Allowance	Percent of
	for Loan	Allowance	for Loan	Allowance	for Loan	Allowance
	and Lease	to Total	and Lease	to Total	and Lease	to Total
	Losses	Allowance	Losses	Allowance	Losses	Allowance

	(Dollars in thousands)
Commercial real estate	$1,216	22.02%	$944	25.22%	$787	25.45%
Construction	159	2.88	228	6.09	104	3.36
Multi-family	62	1.12	131	3.50	143	4.62
1-4 family	69	1.25	169	4.52	154	4.98
Commercial	2,647	47.93	1,510	40.34	1,093	35.35
Lease receivables	392	7.10	277	7.40	226	7.31
Consumer and other	64	1.16	435	11.62	319	10.32
Unallocated	914	16.55	49	1.31	266	8.60

Total	$5,523	100.00%	$3,743	100.00%	$3,092	100.00%

      Although management believes the allowance for loan and lease losses is adequate based on the current level of loan delinquencies, non-performing assets, trends in charge-offs, economic conditions and other factors as of September 30, 2004, there can be no assurance that future adjustments to the allowance will not be necessary. Management adheres to high underwriting standards in order to maintain strong asset quality and continues to pursue practical and legal methods of collection, repossession and disposal of any such troubled assets.

      Deposits. As of September 30, 2004, deposits increased $24.9 million to $461.8 million from $436.9 million at December 31, 2003. Deposits increased $22.5 million during the year ended December 31, 2003, which was largely attributable to an increase in certificates of deposit of $36.0 million offset by decreases of $12.3 million and $1.7 million in money market and interest-bearing demand deposits, respectively. The weighted average cost of deposits decreased to 2.40% at September 30, 2004 from 2.79% at December 30, 2003.

      Borrowings. The Corporation had borrowings of $37.7 million as of September 30, 2004. Borrowings consist largely of FHLB advances which have a weighted average rate of 1.49%. Borrowings increased $11.3 million during fiscal 2003 and were used as an alternative to deposits, the attraction of which is less robust in low interest rate environments. At December 31, 2003, FHLB advances were $19.8 million with a weighted average rate of 3.13% which represents an increase of $5.9 million from $13.9 million for the same period in the prior year. Fed funds purchased and securities sold under agreement to repurchase totaled $6.0 million and had a weighted average rate of 1.09% which represents an increase of $5.4 million from $520,000 for the same period of the prior year. Other loans payable also includes a line of credit with a weighted average rate of 3.75% and subordinated note payable which carries a weighted average rate of 4.25%.

      Stockholders’ Equity. As of September 30, 2004, stockholders’ equity was $34.4 million or 6.2% of total assets. Stockholders’ equity increased $7.8 million during the nine months ended September 30, 2004 primarily as a result of comprehensive income of $3.4 million, which includes net income of $2.8 million and the exercise of stock options of $5.0 million, and accumulated other comprehensive loss of $626,000. These increases were partially offset by the payment of cash dividends of $241,000 and treasury stock purchases of $349,000. As of December 31, 2003, stockholders’ equity totaled $26.6 million or 5.1% of total assets as compared to $22.8 million or 4.7% of total assets as of December 31, 2002. Stockholders’ equity increased during the year ended December 31, 2003 primarily as a result of comprehensive income of $4.2 million, which includes net income of $4.1 and the exercise of stock options of $244,000. These increases were partially offset by the payment of cash dividends of $504,000.

Liquidity and Capital Resources

      During the nine months ended September 30, 2004, the Banks have not made dividend payments to the Corporation. During 2003 and 2002, the Banks did not make dividend payments to the Corporation. The Banks are subject to certain regulatory limitations regarding their ability to pay dividends to the Corporation. Management believes that the Corporation will not be adversely affected by these dividend limitations and that any future projected dividends from the Banks will be sufficient to meet the Corporation’s liquidity needs.

      The Banks’ primary sources of funds are principal and interest repayments on loans receivable and mortgage-related securities, FHLB advances, deposits and other borrowings. The scheduled repayments of loans and the repayments of mortgage-related securities are a predictable source of funds. Deposit flows and loan repayments, however, are greatly influenced by general interest rates, economic conditions and competition.

      The Banks are required by federal regulators to maintain levels of liquid investments in qualified U.S. Government and agency securities and other investments which are sufficient to ensure the safety and soundness of operations. The regulatory requirements for liquidity are discussed in Item 1 under Regulation.

      During the nine months ended September 30, 2004, operating activities resulted in a net cash inflow of $886,000. Operating cash flows for the nine month period included earnings of $2.8 million. Net cash provided from financing activities of $31.9 million, which included an increased in deposits of $24.9 million, was offset by net cash outflows of $30.9 million in loan origination and investment activities. In fiscal 2003, operating activities resulted in net cash inflows of $4.8 million which included earnings of $3.0 million. Net cash provided from financing activities of $29.7 million, which included an increased in deposits of $23.8 million, was offset by net cash outflows of $32.7 million in loan origination and investment activities.

      As of September 30, 2004 the Corporation had outstanding commitments to originate $133.9 million of loans and commitments to extend funds to or on behalf of customers pursuant to standby letters of credit of $12.5 million. Commitments to extend funds typically have a term of less than one year however the Banks have $43.9 million of commitments which extend beyond one year. See Note 13 to the Consolidated Financial Statements included in Item 13. The Banks have entered into agreements with certain brokers that provide blocks of funds at specified interest rates for agreed upon fees. Management believes adequate capital and borrowings are available from various sources to fund projected commitments.

      The following table summarizes the Corporation’s contractual cash obligations and other commitments at September 30, 2004.

	Payment Due by Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(Dollars in thousands)
Operating lease obligations	$8,402	$782	$2,350	$1,522	$3,748
Securities sold under agreement to repurchase	836	836	—	—	—
Time Deposits	303,480	199,937	81,689	1,254	20,600
Subordinated debt	5,000	—	—	—	5,000
Junior Subordinated Debentures	10,310	—	—	—	10,310
FHLB Advances	30,881	29,325	1,000	556	—
Other long-term liabilities	1,000	1,000	—	—	—

Total contractual obligations	$359,909	$231,880	$85,039	$3,332	$39,658

Item 2a.	Quantitative and Qualitative Disclosures About Market Risk

      Interest rate risk, or market risk, arises from exposure of the Corporation’s financial position to changes in interest rates. It is the Corporation’s strategy to reduce the impact of interest rate risk on net interest margin by maintaining a favorable match between the maturities and repricing dates of interest-earning assets and interest-bearing liabilities. This strategy is monitored by the respective Banks’ Asset/ Liability Management Committees, in accordance with policies approved by the respective Banks’ Boards. These committees meet regularly to review the sensitivity of the Corporation’s assets and liabilities to changes in interest rates, liquidity needs and sources, and pricing and funding strategies.

      The Corporation uses two techniques to measure interest rate risk. The first is simulation of earnings. The balance sheet is modeled as an ongoing entity whereby future growth, pricing, and funding assumptions are implemented. These assumptions are modeled under different rate scenarios that include a simultaneous, instant and sustained change in interest rates.

      The following table illustrates the potential impact of changing rates on the Corporation’s net interest margin for the next twelve months, as of September 30, 2004.

	Change in Interest Rates in Basis Points

	-100	0	+100	+200

Impact on net interest income	(1.81)%	—	1.68%	3.37%

      The second measurement technique used is static gap analysis. This technique measures the difference between the amount of interest-earning assets maturing and/or repricing and the amount of interest-bearing liabilities and interest rate swaps maturing and/or repricing in specified time periods. A significant repricing gap could result in a large impact on net interest margin during periods of changing interest rates.

      The following table illustrates the Corporation’s static gap position as of September 30, 2004, which is well within policy parameters.

	Estimated Maturity or Repricing at September 30, 2004

	Within 3	3-12	1-5	After
	Months	Months	Years	5 Years	Total

	(In thousands)
Assets:
Investment securities	$5,727	$9,051	$48,699	$2,931	$66,408
Commercial loans	67,081	8,400	16,960	708	93,149
Real estate loans	147,091	21,985	109,111	13,576	291,763
Asset based loans	54,506	0	0	0	54,506
Lease receivables	1,700	6,502	15,780	2,243	26,225
Consumer loans	1,718	123	209	0	2,050

Total Earning Assets	$277,823	$46,061	$190,759	$19,458	$534,101

Liabilities:
Interest-bearing checking	$41,998	$—	$—	$—	$41,998
Money market accounts	76,656	0	0	0	76,656
Time deposits under $100,000	52,785	111,860	77,156	20,600	262,401
Time deposits $100,000 and over	18,513	17,653	5,785	0	41,950
Securities sold under agreements to repurchase	836	0	0	0	836
Federal Home Loan Bank advances	0	11,509	1,040	508	13,056
Short term borrowings	18,825	0	0	0	18,825
Long term debt	15,310	0	0	0	15,310
Interest rate swaps	(15,784)	189	31,218	(15,623)	0

Total Interest-bearing Liabilities	$209,138	$141,211	$115,199	$5,484	$471,032

Interest rate gap	$68,685	$(95,150)	$75,560	$13,974	$63,069

Cumulative interest rate gap	$68,685	$(26,465)	$49,096	$63,069

Cumulative interest rate gap to total earning assets	14.58%	(5.62)%	10.42%	13.39%

Item 3.	Properties

      At September 30, 2004, the Banks conducted business from two headquarters located in Madison and Brookfield, Wisconsin located at 401 Charmany Drive in Madison and 18500 W. Corporate Drive in Brookfield. The Banks lease their full-service offices and these leases expire in 2016 and 2010, respectively. See Note 11 to the Consolidated Financial Statements, included in Item 13 for more information regarding the premises and equipment.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

      Beneficial Owners. As of November 5, 2004, First Business Financial Services, Inc. had 2,412,409 shares of Common Stock outstanding. The following table sets forth, as of November 5, 2004, the beneficial ownership of Common Stock by all persons and groups who are known by the Corporation to be the beneficial owners of more than five percent (5%) of the Common Stock. Other than as noted below, management knows of no person or group that beneficially owns more than five percent (5%) of the outstanding shares of Common Stock.

	Number of Shares	Percent of Common
Name and Address of Beneficial Owner	Beneficially Owned	Stock Outstanding

Sam J. Jacobsen	321,536	13.33%
3541 Bishops Way
Middleton, WI 53562-2388

      Management. The following table sets forth, as of November 5, 2004, the number of shares of Common Stock beneficially owned by directors and executive officers of the Corporation.

	Number of
	Shares	Number of	Percent of
	Beneficially	Shares Subject	Shares
	Owned and	to Vested	Beneficially
Name of Beneficial Owner	Outstanding	Stock Options	Owned

Leland C. Bruce	74,670	—	3.04%
Corey A. Chambas	25,305	19,626	1.85
Jan A. Eddy	4,908	—	0.20
Loren Mortenson	8,000	—	0.33
Jerome J. Smith	53,390	—	2.17
Charles H. Thompson	20,709	—	0.84
Dean W. Voeks	3,260	—	0.13
Donald Wahlin	11,548	—	0.47
Gary E. Zimmerman(1)	91,996	—	3.74
Joan A. Burke	230	1,250	0.00
Joan A. LaCroix	—	—	0.00
Michael J. Losenegger	200	1,875	0.00
Mark J. Meloy	300	12,884	0.54
C. James Munhofen	21,630	3,485	1.03
James F. Ropella	10,255	2,500	0.53
Terry D. Taylor	924	6,230	0.30

All directors and executive officers as a group (16 persons)	327,325	47,850	15.25%

(1)	Includes 5,292 shares held in the name of Carole A. Zimmerman, Mr. Zimmerman’s spouse. Mr. Zimmerman has no voting or investment power over these shares.

Item 5.	Directors and Executive Officers

      Executive Officers. The Corporation’s executive offices are located at 401 Charmany Drive, Madison, Wisconsin 53719. Biographical information with respect to each executive officer is set forth below as of September 30, 2004.

      Jerome J. Smith, age 60, has served as President and Chief Executive Officer and a Director of the Corporation since December, 1989. He also served as President and Chief Executive Officer of First Business Bank from December, 1989 to July, 1999 and as Chair of its Board of Directors from April, 2001 to December, 2003. Mr. Smith also serves as a Director and Chair of the Board of First Business Bank-Milwaukee and as a Director of several other subsidiaries of the Corporation.

      Corey A. Chambas, age 42, has served as Executive Vice President and a Director of the Corporation since July, 2002. He has also served as President and Chief Executive Officer of First Business Bank since July, 1999. He currently serves as a Director of First Business Bank and other subsidiaries of the Corporation.

      James F. Ropella, age 45, has served as Senior Vice President and Chief Financial Officer of the Corporation since September, 2000. Mr. Ropella also serves as the Chief Financial Officer of the subsidiaries of the Corporation. Prior to joining the Corporation, he served as Treasurer of Fiskars, Inc. (consumer products) from July, 1999 to September, 2000.

      Joan A. LaCroix, age 45, has served as Vice President and Controller of the Corporation since July, 2004. Prior to that, she served as a Vice President in Accounting since 1998 at Anchor Bank in Madison, Wisconsin, where she was employed in the Accounting and Internal Audit areas since 1987.

      Joan A. Burke, age 52, has served as President of First Business Bank’s Trust Division since September, 2001. Prior to that, from November, 1996 to May, 2001, Ms. Burke was the President, Chief Executive Officer and Chairperson of the Board of Johnson Trust Company and certain of its affiliates.

      C. James Munhofen, age 48, has served as President, Chief Executive Officer and a Director of First Business Capital Corp. since January, 1999.

      Mark J. Meloy, age 42, was elected Executive Vice President of First Business Bank in September, 2004. Prior to September 30, 2004, he served as President and Chief Executive Officer of First Business Bank-Milwaukee since January, 2003 and as a Director of FBB — Milwaukee since November, 2002. From November, 2002 to December 2002, he served as Executive Vice President and Chief Operating Officer of First Business Bank-Milwaukee. From April 2000, to November, 2002 he served as Senior Vice President and Senior Lending Officer at First Business Bank. Prior to joining the Corporation, Mr. Meloy served as Vice President and Senior Relationship Manager at US Bank, f/k/a Firstar Bank, in Cedar Rapids, IA from April, 1996 to April, 2000.

      Michael J. Losenegger, age 46, was elected Chief Operating Officer of First Business Bank in September, 2004. He served as Senior Vice President-Business Development from February, 2003 to September, 2004. Prior to that, from March, 1989 to January, 2003, Mr. Losenegger served as Assistant Vice President, Vice President, and Senior Vice President of Lending at M&I Bank in Madison, Wisconsin.

      Terry D. Taylor, age 35, was elected President and Chief Executive Officer of First Business Bank-Milwaukee in October, 2004. Prior to that, he served as First Vice President and Loan Officer from December, 2003 to October, 2004; as Vice President and Loan Officer from December, 1999 to December, 2003; and as Assistant Vice President and Loan Officer from February, 1996 to December, 1999 at First Business Bank in Madison.

      All officers of the Corporation are elected annually by the Board of Directors at its first meeting following the annual meeting of shareholders.

Non-Management Directors

      Charles H. Thompson, age 68, has served as Chairman of the Board of the Corporation since April, 2001 and as a Director since April, 1992. He is Chair of the Corporate Governance and Nominating Committee and is a member of the Compensation Committee. In addition, he serves as a Director of First Business Bank-Milwaukee and as a member of their Directors’ Loan Committee. From 1991 to 2001 he served as the Secretary of the State of Wisconsin Department of Transportation.

      Leland C. Bruce, age 64, has served as a Director of the Corporation since December, 2001, and is a member of the Corporate Governance and Nominating Committee and the Compensation Committee. In addition, he serves as a Director of First Business Bank, First Business Capital Corp, and First Business Leasing, LLC and sits on the Directors’ Loan Committee of each of these subsidiaries of the Corporation. Mr. Bruce is the President, Chief Executive Officer and Chairman of the Bruce Company of Wisconsin, Inc., a company providing landscaping and golf course construction, which he founded.

      Jan A. Eddy, age 55, has served as a Director of the Corporation since October, 2003 and is a member of the Audit and Compensation Committees. She also serves as the Chairperson of both the Board of Directors and the Compensation Committee of First Business Bank, and sits on the Directors’ Loan Committee. She has served a Director of First Business Bank since December, 1989. Ms. Eddy has served as the President and Chief Executive Officer of Wingra Technologies, a designer and distributor of software, since October, 1991.

      Loren D. Mortenson, age 65, has served as a Director of the Corporation since January, 1994 and is a member of the Audit Committee. He has served as Chairman of Mortenson, Matzelle & Meldrum, Inc., an independent insurance agency, since 1968.

      Dean W. Voeks, age 62, has served as a Director of the Corporation since April, 1996 and is Chairman of the Audit Committee. He is also a member of the Compensation Committee. From January, 1991 until October, 2001, Mr. Voeks was the President and Chief Executive Officer of Chorus Communications Group Ltd, a telecommunications company.

      Donald D. Wahlin, age 69, has served as a Director of the Corporation since January, 1994 and is a member of the Compensation Committee. Mr. Wahlin serves as the President and Chief Executive Officer of Stoughton Trailers, Inc., a manufacturer of transportation equipment.

      Gary E. Zimmerman, age 62, has served as a Director of the Corporation since April, 1991 and is Chairman of the Compensation Committee. He also serves on the Audit Committee and the Corporate Governance and Nominating Committee. Mr. Zimmerman has been Chairman and Treasurer of Terra Engineering and Construction Corporation from March, 1974 to the present. In addition, he was Chief Executive Officer of Terra from March, 1973 to November, 1999.

      The directors are elected at the annual shareholder meeting for a term of three years. Directors whose terms will expire in 2005 are Leland C. Bruce, Loren D. Mortenson and Jerome J. Smith. Directors whose terms will expire in 2006 are Donald D. Wahlin, Gary E. Zimmerman and Corey A. Chambas. Directors whose terms will expire in 2007 are Charles H. Thompson, Dean W. Voeks and Jan A. Eddy.

Item 6.	Executive Compensation

Directors

      Outside directors of the Corporation receive annual fees for their service as directors, payable quarterly. The fees are reviewed and, if appropriate, adjusted annually by the Board at the recommendation of the Corporate Governance and Nominating Committee. For the calendar year 2004, the annual retainer is $10,000; the board chair and committee chairs each receive an additional annual fee of $2,000; and each director receives a fee of $250 for each meeting attended, either in person or telephonically.

Summary of Compensation Information

      The following table sets forth certain information regarding compensation awarded to, earned by or paid to the Corporation’s Chief Executive Officer and each of the four other highest paid executive officers of the Corporation. The executive officers named in the table below are sometimes referred to herein as the “named executive officers.”

					Long-Term
					Compensation

			Annual Compensation		Incentive
					Option Grants
Name and Principal Position	Year		Salary	Bonus(1)	Number of Shares

Jerome J. Smith	2003		$258,750	$125,028	$—
President and CEO	2002		250,000	50,700	—
	2001		211,150	63,345	—
Corey A. Chambas	2003		207,000	118,900	10,000
President and CEO	2002		200,000	20,280	—
First Business Bank	2001		175,000	42,000	7,432
C. James Munhofen	2003		165,000	23,552	4,700
President and CEO	2002		150,000	50,715	—
First Business Capital Corp	2001		120,000	23,400	—
James F. Ropella	2003		142,000	47,328	10,000
Senior Vice President	2002		137,200	19,537	—
Chief Financial Officer	2001	(2)	125,400	36,350	—
Mark J. Meloy	2003		125,000	32,288	6,500
President and CEO	2002		125,000	2,964	—
First Business Bank — Milwaukee	2001	(3)	100,000	29,000	1,700

(1)	The amounts shown in this column relate to bonuses earned by the named executive officers pursuant to the Corporation’s Incentive Bonus Plan. The Incentive Bonus Plan was approved by the Board of Directors and is focused on both growth in revenues and earnings.

(2)	The amount of bonus for this year includes a signing bonus and a regular bonus payment.

(3)	The amount of bonus for this year includes an educational reimbursement bonus and a regular bonus payment.

Stock Options

      The Corporation has in effect equity-based incentive plans pursuant to which options to purchase Common Stock may be granted to key employees (including executive officers) of the Corporation and its subsidiaries. The following table presents certain information as to grants of stock options made during fiscal 2003 to each of the named executive officers.

					Potential Realizable Value
	Individual Grants				at Assumed Annual Rates
					of Stock Price Appreciation
	Number of	Percent of			for Option Term(2)
	Incentive	Total Options	Exercise
	Stock	Granted to	or Base		At 5%	At 10%
	Options	Employees in	Price	Expiration	Annual	Annual
Name	Granted(1)	Fiscal Year	($/Share)	Date	Growth Rate	Growth Rate

Jerome J. Smith	—	n/a	n/a	n/a	n/a	n/a
Corey A. Chambas	10,000	11.75%	$22.00	1/27/2013	138,362	350,628
C. James Munhofen	4,700	5.52	22.00	1/27/2013	65,030	164,795
James F. Ropella	10,000	11.75	22.00	1/27/2013	138,362	350,628
Mark J. Meloy	6,500	7.64	22.00	1/27/2013	89,935	227,908

(1)	The options reflected in the table for each named executive officer (which are incentive stock options for purposes of the Internal Revenue Code) vest 25% per year over a four-year period from the date of grant.

(2)	This presentation is intended to disclose a potential value which would accrue to the optionee if the option were exercised the day before it would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the Securities and Exchange Commission regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the Common Stock

      The following table sets forth information regarding the exercise of stock options by each of the named executive officers during the 2003 fiscal year and the fiscal year-end value of unexercised options held by the named executive officers.

	Aggregated Option Exercises in 2003 Fiscal Year and Fiscal Year-End Option
	Values

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options at
	Acquired		Options at Fiscal Year End		Fiscal Year End(1)
	on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Jerome J. Smith	—	—	34,096	—	435,406	—
Corey A. Chambas	22,350	356,259	23,020	13,716	248,977	7,432
C. James Munhofen	—	—	20,790	7,010	247,609	27,512
James F. Ropella	—	—	—	10,000	—	—
Mark J. Meloy	—	—	850	7,350	1,700	1,700

(1)	The dollar values are calculated by determining the difference between the fair market value of the underlying Common Stock and the exercise price of the options at exercise or fiscal year end, as the case may be.

Agreements with Certain Executive Officers

      FBFS is party to an employment agreement with Jerome J. Smith. First Business Bank is party to an employment agreement with Corey Chambas. The agreements provide an economic incentive in the form of retirement, severance and death benefits for the executives to continue their employment, even if the possibility of a change in control (as defined in the agreements) arises. Under the agreements, FBFS and First Business Bank are obligated to require their successors to assume their respective obligations under the agreements.

      In the event of the termination of his employment for any reason other than cause (as defined in the agreement with FBFS), Mr. Smith’s agreement provides that he will be entitled to deferred compensation equal to five times his salary less $200,000, payable over five years, and group health insurance plan continuation coverage for five years. If Mr. Smith dies while employed by FBFS or after his employment terminates for any reason other than cause, his designated beneficiary will be entitled to a death benefit equal to $200,000, payable over five years, as well as any remaining deferred compensation payable as of the date of his death. In the event of a change in control, Mr. Smith will be entitled to a severance benefit equal to five times his salary, payable over five years, and group health insurance plan continuation coverage for five years, if within 36 months immediately after the change in control (i) his employment terminates for any reason, except due to death, disability, normal or early retirement or cause (all as defined in Mr. Smith’s agreement) or his voluntary termination without good reason (as defined in the agreement), (ii) a successor does not assume the obligations of FBFS under the agreement or (iii) FBFS or its successor breaches the agreement. Mr. Smith will also be entitled to the same severance benefit and continuation coverage in the event of a change in control in the one-year period immediately following his employment termination date, if his employment terminates for any reason, except due to death, disability, normal or early retirement or cause or his voluntary termination without good reason. The agreement also provides that Mr. Smith will be entitled to a payment of $3,333.33 per month for up to 60 months for his compliance with a noncompete covenant for two years after the commencement of payment of any deferred compensation or severance benefit under the agreement. The agreement provides that any severance benefit payable to Mr. Smith will be reduced by any deferred compensation or noncompete covenant payment to him pursuant to the agreement.

      Upon the termination of his employment for any reason, subject to his compliance with the noncompete covenant, the agreement provides that for a period of 18 months after his employment termination date Mr. Smith may put his shares of FBFS stock to FBFS, which will then be obligated to purchase each share for 125% of the per share book value of FBFS as of the last day of the month immediately preceding his employment termination date.

      If Mr. Chambas retires after reaching age 65, his agreement with First Business Bank provides that he will be entitled to a retirement benefit equal to 60% of his salary, payable annually for 10 years. If Mr. Chambas retires prior to age 65 but after being employed for 20 or more years, he will be entitled to an early retirement benefit equal to the vested portion of his normal retirement benefit, based upon the number of his years of employment, payable annually for 10 years, commencing at age 55 or his retirement date, whichever is later. If Mr. Chambas dies while employed by First Business Bank, his designated beneficiary will receive a death benefit equal to the greater of $1,500,000 or his early or normal retirement benefit (provided he is entitled to such a benefit). If Mr. Chambas terminates employment due to his total disability (as defined in Mr. Chambas’ agreement), he will be deemed to continue employment for purposes of becoming entitled to an early or normal retirement benefit under the agreement, payable annually for 10 years. If First Business Bank terminates his employment without Cause (as defined in Mr. Chambas’ agreement), Mr. Chambas will be entitled to a severance benefit equal to the greater of twice his earned compensation (as defined in the agreement) or any early or normal retirement benefit to which he may be entitled as of his employment termination date.

      In the event of a change in control, Mr. Chambas’ agreement provides that Mr. Chambas will be entitled to a severance benefit of up to 2.99 times his Salary, if within the three years immediately after the change in control (i) the Corporation terminates his employment without cause or (ii) he terminates his employment after an involuntary assignment to a position of lesser responsibility or outside Milwaukee, Ozaukee, Waukesha and Dane counties or an involuntary reduction of more than 10% in his salary. If Mr. Chambas terminates his employment for any other reason within three months after the change in control, he will be entitled to a severance benefit of two times his earned compensation, payable over two years, if he agrees to a noncompete covenant, or one half of his earned compensation in the absence of a noncompete covenant.

Item 7.	Certain Relationships and Related Transactions

      The Corporation’s executive officers and directors and their associates have been, and the Corporation anticipates will continue to be, customers of the Corporation’s subsidiary Banks in the ordinary course of business, which has included maintaining deposit accounts and trust and other fiduciary accounts and obtaining loans. Specifically, the Banks, principally FBB, have granted various types of loans to the Corporation’s executive officers and directors and entities controlled by them. As of September 30, 2004, the loans (i) were consistent with similar practices in the banking industry generally, (ii) were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing the time for comparable transactions with the Banks’ other customers, (iii) did not involve more than the normal risk of collectibility or present other unfavorable features, and (iv) were subject to and made in accordance with Regulation O as promulgated by the Federal Reserve Board.

Item 8.	Legal Proceedings

      From time to time, the Corporation and its subsidiaries are engaged in legal proceedings in the ordinary course of their respective businesses. Management believes that any liability arising from any such proceedings currently existing or threatened will not have a material adverse effect on the Corporation.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

      The common stock, $0.01 par value per share, of the Corporation (“Common Stock”), the Corporation’s only capital stock, is not registered under the Securities and Exchange Act of 1934 nor is it traded on any exchange as of the date of this Registration Statement; however, the Corporation’s shares are privately traded between shareholders and third parties.

      The high and low price per share paid for the Common Stock (according to information available to the Corporation) and cash dividends paid for each of the quarters for the nine month period ended September 30, 2004 and for each of the quarters of 2003 and 2002 are reflected in the following table.

      At November 5, 2004, there were 628 holders of record of Common Stock.

			Cash
	High	Low	Dividend

2004
1st Quarter	$22.00	$21.00	$—
2nd Quarter	23.00	22.00	—
3rd Quarter	24.00	23.00	0.10
2003
1st Quarter	22.00	22.00	—
2nd Quarter	22.00	21.00	0.15
3rd Quarter	22.00	21.00	—
4th Quarter	22.00	21.00	0.10
2002
1st Quarter	20.00	18.50	—
2nd Quarter	22.00	20.00	0.15
3rd Quarter	22.00	22.00	—
4th Quarter	22.00	22.00	—

      The Corporation’s ability to pay dividends to its shareholders depends upon the ability of its subsidiaries to pay dividends to the Corporation. The subsidiaries are subject to substantial limitations on their ability to pay dividends, imposed by federal and state banking laws and regulations. See “Business — Regulation — Limitations on Dividends and Other Capital Distributions.”

Item 10.	Recent Sales of Unregistered Securities

      Effective May 30, 2004, the Corporation issued 336,205 shares of Common Stock in exchange for all outstanding stock of BBG not then already owned by the Corporation. Such exchange was in fulfillment of a contractual obligation to all the minority holders of BBG stock, and the shares of FBFS Common Stock were offered and issued in reliance on and in compliance with Section 3(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 147 thereunder (the “intrastate offering” exemption).

      During the three years prior to the filing of this registration statement, nine employees of the Corporation or its subsidiaries have exercised options to purchase a total of 129,533 shares of Common Stock at purchase prices ranging from $6.06 to $9.09 per share. Total proceeds of such sales were $869,000. These shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act (the “private offering” exemption).

Item 11.	Description of Registrant’s Securities to be Registered

      Common Stock. The Corporation is authorized under Wisconsin law to issue up to 8,000,000 shares of common stock, $.01 par value per share (the “Common Stock”). There were 2,412,409 shares of common stock issued and outstanding and 16,773 shares held in treasury as of November 5, 2004.

      Holders of Common Stock are entitled to one vote per share on all matters requiring shareholder action, including but not limited to the election of, and any other matters relating to, directors. Holders of Common Stock do not have preemptive rights with respect to any additional shares of Common Stock that may be issued. Therefore, the Board may sell shares of Common Stock without first offering such shares to existing shareholders.

      Holders of Common Stock are entitled to receive dividends out of funds lawfully available therefore. Upon any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock are entitled to receive pro rata the remaining assets of the Corporation after the holders of any class of stock having preference over the Common Stock have been paid in full.

      Preferred Stock. The Corporation is authorized to issue 20,000 shares of serial Preferred Stock. The Board of Directors of the Corporation has the full authority permitted by law to fix by resolution or resolutions the voting rights and such designations, preferences, qualifications, privileges, limitations, restrictions, redemptive rights, conversion rights and other special or relative rights that may be desired. As of November 5, 2004 there were no shares of Preferred Stock outstanding.

      Board of Directors. The Corporation’s board of directors is divided into three classes, each having a three-year term, with the term of one class expiring each year. Cumulative voting for directors is not permitted.

Item 12.	Indemnification of Directors and Officers

      Article VII of the Corporation’s Amended and Restated Bylaws provides that, to the fullest extent authorized by the Wisconsin Business Corporation Law, the Corporation shall indemnify all directors and officers of the Corporation, and any person who is serving at the Corporation’s request as a director, officer, partner, trustee, member of any committee, manager, employee or agent of another corporation or other entity, against all expense, liability and loss incurred or suffered in connection with such positions or services. Such indemnification continues to apply to former directors, officers, etc. and inures to the benefit of their heirs, executors and administrators.

      In addition, the Bylaws provide that a director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders, or any person asserting rights on their behalf, for monetary damages for breach or failure to perform any duty unless the person asserting liability proves that the breach or failure to perform constitutes (i) a willful failure to deal fairly with the Corporation or its shareholders in a matter in which the director or officer has a material conflict of interest, (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful, (iii) a transaction from which the director or officer received an improper personal benefit, or (iv) willful misconduct. The Bylaws further provide that if the Wisconsin Business Corporation Law should be amended to authorize corporate action further eliminating or limiting the personal of directors and officers, the liability of such persons shall automatically be so eliminated or limited to the fullest extent permitted.

      Any repeal or modification of any of the foregoing provisions shall not adversely affect any right or protection of any director, officer, or other indemnitee existing at the time of such repeal or modification.

      The Corporation maintains a director and officer liability insurance policy providing for insurance on behalf of any person who is or was a director or officer of the Corporation or a subsidiary for any claim made during the policy period against the person in any such capacity or arising out of the person’s status as such. The insurer’s limit of liability under the policy is $10.0 million for each insured loss and $10.0 million in the aggregate for all insured losses for the policy period. The policy contains various reporting requirements and exclusions.

Item 13.	Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

FIRST BUSINESS FINANCIAL SERVICES

      The following financial statements are included in this registration statement in Form 10:

FIRST BUSINESS FINANCIAL SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2003	2002

	(In thousands,
	except share data)
ASSETS
Cash and due from banks	$12,413	$13,821
Interest-bearing deposits	52	22

Cash and cash equivalents	12,465	13,843
Securities available-for-sale, at fair value	63,571	48,406
Loans and leases receivable, net	433,411	409,227
Leasehold improvements and equipment, net	1,377	1,532
Foreclosed properties	708	—
Cash surrender value of life insurance	2,187	2,023
Accrued interest receivable and other assets	5,059	5,030

Total assets	$518,778	$480,061

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$436,886	$414,407
Securities sold under agreement to repurchase	690	520
Fed funds purchased	5,275	—
Federal Home Loan Bank and other borrowings	24,847	18,954
Guaranteed trust preferred securities	10,000	10,000
Other liabilities	10,090	9,868

	487,788	453,749
Minority interest in 51% owned subsidiary	4,353	3,562

Commitments and contingencies	—	—
Stockholders’ Equity:
Preferred stock, $10 par value, 10,000 Series A shares and 10,000 Series B shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 8,000,000 shares authorized, 2,022,633 and 1,986,866 shares issued, 2,021,033 and 1,985,466 outstanding in 2003 and 2002, respectively	20	20
Additional paid-in capital	14,128	13,884
Retained earnings	14,502	10,891
Accumulated other comprehensive loss	(1,978)	(2,014)
Treasury stock (1,600 and 1,400 shares in 2003 and 2002, respectively), at cost	(35)	(31)

Total stockholders’ equity	26,637	22,750

Total liabilities and stockholders’ equity	$518,778	$480,061

See accompanying Notes to Consolidated Financial Statements.

FIRST BUSINESS FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,

	2003	2002	2001

	(In thousands, except share data)
Interest income:
Loans and leases	$25,367	$25,825	$24,347
Securities income:
Taxable	1,771	2,070	2,222
Tax-exempt	—	—	14
Fed funds sold and other	13	37	122

Total interest income	27,151	27,932	26,705
Interest expense:
Deposits	10,767	13,820	13,500
Notes payable and other borrowings	825	862	1,760
Guaranteed trust preferred securities	883	899	34

Total interest expense	12,475	15,581	15,294

Net interest income	14,676	12,351	11,411
Provision for loan and lease losses	200	3,614	1,940

Net interest income after provision for loan and lease losses	14,476	8,737	9,471

Non-interest income:
Service charges on deposits	1,035	1,020	883
Credit, merchant and debit card fees	137	131	164
Loan fees	431	375	229
Securities gains, net	—	57	518
Trust fee income	476	286	97
Equity in earnings of unconsolidated subsidiary	78	83	44
Other	415	386	221

Total non-interest income	2,572	2,338	2,156

Non-interest expense:
Compensation	6,945	6,477	5,141
Occupancy	801	711	803
Equipment	430	372	375
Data processing	758	648	501
Marketing	583	502	402
Professional fees	738	519	433
Collection fees	92	313	—
Other	1,085	983	889

Total non-interest expense	11,432	10,525	8,544
Minority interest in net (income) loss of consolidated subsidiary	(741)	787	338

Income before income tax expense	4,875	1,337	3,421
Income tax expense	761	261	842

Net income	$4,114	$1,076	$2,579

Earnings per share:
Basic	$2.05	$0.54	$1.31
Diluted	1.97	0.50	1.26
Dividends declared per share	0.25	0.15	—

See accompanying Notes to Consolidated Financial Statements.

FIRST BUSINESS FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

				Accumulated
				Other
		Additional		Comprehensive
	Common	Paid-In	Retained	Income	Treasury
	Stock	Capital	Earnings	(Loss)	Stock	Total

	(Dollars in thousands, except share data)
Balance at January 1, 2001	$6	$17,026	$7,534	$24	$(3,324)	$21,266
Comprehensive income:
Net income	—	—	2,579	—	—	2,579
Cumulative adjustment for accounting change, net of tax of $206	—	—	—	(320)	—	(320)
Unrealized securities gains arising during the year, net of minority interest	—	—	—	848	—	848
Unrealized derivatives losses arising during the year				(1,814)		(1,814)
Reclassification adjustment for security gains realized in net income	—	—	—	(518)	—	(518)
Realized loss on derivatives	—	—	—	757	—	757
Income tax effect				249		249

Comprehensive income						1,781
Stock dividend (3 for 1)	16	(16)				—
Treasury stock purchased (22,076 shares)	—	—	—	—	(428)	(428)
Retirement of treasury stock (347,416 shares)	(3)	(3,748)	—	—	3,751	—
Stock options exercised	1	576	—	—	—	577

Balance at December 31, 2001	$20	$13,838	$10,113	$(774)	$(1)	$23,196

Comprehensive income:
Net income	$—	$—	$1,076	$—	$—	$1,076
Unrealized securities gains arising during the year, net of minority interest	—	—	—	434	—	434
Unrealized derivatives losses arising during the year	—	—	—	(3,638)	—	(3,638)
Reclassification adjustment for security gains realized in net income	—	—	—	(57)	—	(57)
Realized loss on derivatives	—	—	—	1,668	—	1,668
Income tax effect	—	—	—	352	—	352

Comprehensive income						(165)
Cash dividends ($0.15 per share)	—	—	(297)	—	—	(297)
Treasury stock purchased (1,400 shares)	—	—	—	—	(30)	(30)
Stock options exercised	—	46	—	—	—	46

Balance at December 31, 2002	$20	$13,884	$10,892	$(2,015)	$(31)	$22,750

Comprehensive income:
Net income	$—	$—	$4,114	$—	$—	$4,114
Unrealized securities gains arising during the year, net of minority interest	—	—	—	(1,178)	—	(1,178)
Unrealized derivatives losses arising during the year	—	—	—	(466)	—	(466)
Realized loss on derivatives	—	—	—	1,688	—	1,688
Income tax effect	—	—	—	(7)	—	(7)

Comprehensive income						4,151
Cash dividends ($0.25 per share)	—	—	(504)	—	—	(504)
Treasury stock purchased (1,400 shares)	—	—	—	—	(4)	(4)
Stock options exercised	—	244	—	—	—	244

Balance at December 31, 2003	$20	$14,128	$14,502	$(1,978)	$(35)	$26,637

See accompanying Notes to Consolidated Financial Statements.

FIRST BUSINESS FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,

	2003	2002	2001

	(In thousands)
Operating Activities
Net income	$4,114	$1,076	$2,579
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	1,179	614	219
Benefit of net operating loss carryforwards	(105)	—	—
Reduction of beginning of year valuation allowance applicable to consolidated subsidiary	(1,206)	—	—
Provision for loan and lease losses	200	3,614	1,940
Depreciation, amortization and accretion, net	1,013	712	399
Loss on disposal of equipment	—	7	55
Gain on sale of securities	—	(57)	(518)
Equity in earnings of unconsolidated subsidiary	(78)	(86)	(44)
Minority interest in net income (loss) of consolidated subsidiaries	741	(787)	(338)
Gain on change in subsidiary equity	—	(36)	—
(Increase) decrease in accrued interest receivable and other assets	(153)	(610)	239
Increase (decrease) in accrued expenses and other liabilities	1,445	(568)	3,082

Net cash provided by operating activities	7,150	3,879	7,613

Investing activities
Proceeds from maturities of available-for-sale securities	52,591	19,912	5,698
Proceeds from sales of available-for-sale securities	—	5,761	34,914
Purchases of available-for-sale securities	(69,427)	(33,935)	(35,677)
Net increase in loans	(25,093)	(61,262)	(108,899)
Increase in other investments	(167)	(653)	(509)
Purchases of premises and equipment, net	(76)	(199)	(958)
Purchase of cash surrender value of life insurance	—	(1,780)	—

Net cash used in investing activities	(42,172)	(72,156)	(105,431)

FIRST BUSINESS FINANCIAL SERVICES, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2004	2003

	(In thousands)
Financing activities
Net increase in deposits	24,938	23,779
Net increase in FHLB line of credit	11,044	4,444
Net increase (decrease) in short-term borrowed funds	(4,139)	1,892
Minority interest investment in subsidiaries	19	(103)
Exercise of stock options	589	241
Cash dividends	(242)	(527)
Purchase of treasury stock	(349)	(4)

Net cash provided by financing activities	31,860	29,722

Net increase in cash and cash equivalents	1,830	1,846
Cash and cash equivalents at beginning of year	12,465	13,843

Cash and cash equivalents at end of period	$14,295	$15,689

Supplementary cash flow information
Cash paid or credited to accounts:
Interest on deposits and borrowings	$8,473	$9,746
Income taxes	701	60
Supplementary disclosures of non-cash activities
Loans transferred to foreclosed properties	—	708
Conversion of BBG shares	4,392	—

See accompanying Notes to Unaudited Consolidated Financial Statements.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 —	Summary of Significant Accounting Policies and Nature of Operations

      Nature of Operations. The accounting and reporting practices of First Business Financial Services (the “Corporation”), its wholly-owned subsidiary, First Business Bank (“FBB”) and its 51% owned bank holding company, the Business Banc Group Ltd. (“BBG”) and its wholly-owned subsidiary, First Business Bank — Milwaukee (First Business Bank and First Business Bank — Milwaukee are sometimes referred to together as the “Banks”) have been prepared in accordance with generally accepted accounting principles in the United States and prevailing practices within the banking industry. The Banks operate as commercial banking institutions in the Madison and Milwaukee, Wisconsin markets and provide a full range of financial services to businesses and business owners. The Banks are subject to competition from other financial institutions and service providers and are also subject to state and federal regulations. FBB has the following subsidiaries: First Business Capital Corp. (“FBCC”), First Madison Investment Corp., and First Business Leasing, LLC. FBCC has a wholly-owned subsidiary, FMCC Nevada Corp., which is located in and formed under the laws of the state of Nevada. Significant intercompany accounts and transactions have been eliminated. FBB also invests in a commercial finance joint leasing venture, m2. The Corporation is a 50% owner of m2 which is accounted for under the equity method of accounting.

      Basis of Financial Statement Presentation. The consolidated financial statements include the accounts of FBFS, and its wholly-owned subsidiaries, FBB and its subsidiary, and its 51% owned subsidiary, BBG, and BBG’s wholly-owned subsidiary, First Business Bank — Milwaukee, which began operations on June 8, 2000. All significant intercompany balances and transactions have been eliminated in consolidation.

      Management of the Corporation is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that could experience significant changes in the near-term include the allowance for loan and lease losses, the value of foreclosed property, lease residuals, and the value of property under operating leases.

      Cash and Cash Equivalents. The Corporation considers federal funds sold and interest-bearing deposits that have original maturities of three months or less to be cash equivalents.

      Securities Available-for-Sale. The Corporation classifies its investment and mortgage-related securities as available-for-sale, held-to-maturity and trading in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Debt and Equity Securities.” Debt securities that the Corporation has the intent and ability to hold to maturity are classified as held-to-maturity and are stated at amortized cost. Debt and equity securities bought expressly for the purpose of selling in the near term are classified as trading securities and are measured at fair value with unrealized gains and losses reported in earnings. Debt and equity securities not classified as held-to-maturity or as trading are classified as available-for-sale. Available-for-sale securities are measured at fair value with unrealized gains and losses reported as a separate component of stockholders’ equity. Realized gains and losses, and declines in value judged to be other than temporary, are included in “securities gains,net” in the consolidated statements of income as a component of other income. The cost of securities sold is based on the specific identification method. The Corporation had no held-to-maturity or trading securities at December 31, 2003 and 2002.

      Discounts and premiums on investment and mortgage-backed securities are accreted and amortized into interest income using the effective yield method over the estimated remaining life of the assets.

      When it is determined securities are impaired, an impairment loss is recorded in earnings and a new cost basis is established for the impaired security. At December 31, 2003 and 2002, no securities were deemed to be impaired.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Loans and Leases. Loans and leases that management has the intent and ability to hold for the foreseeable future or maturity are reported at their outstanding principal balance with adjustments for charge-offs, the allowance for loan and lease losses, deferred fees or costs on originated loans and leases, and unamortized premiums or discounts on any purchased loans. Loans originated or purchased and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by a charge to other non-interest income. Gains and losses on the sale of loans are included in other non-interest income.

      Net Investment in Direct Financing Leases. Direct financing lease agreements are accounted for by combining the minimum lease payments to be received under the lease contract together with the estimated unguaranteed residual value (approximating 3% to 15% of the cost of the related equipment) and recorded as lease receivables when the lease is signed and the leased property delivered to the customer. The excess of the minimum lease payments and residual values over the cost of the equipment is recorded as unearned lease income. Unearned lease income is recognized over the term of the lease on a basis which results in an approximate level rate of return on the unrecovered lease investment. Lease payments are recorded when due under the lease contract. Residual values are established at lease inception equal to the estimated value to be received from the equipment following termination of the initial lease and such estimated value considers all relevant information and circumstances regarding the equipment. In estimating the equipment’s fair value at lease termination, the Corporation relies on historical appraisals, adjusted for known trends. The Corporation’s estimates are reviewed continuously to ensure reasonableness however the amounts the Corporation will ultimately realize could differ from the estimated amounts.

      Operating Leases. Machinery and equipment are leased to customers under operating leases and are recorded at cost. Such leases provide that equipment is depreciated over the estimated useful life or term of the lease, if shorter. Rental income is recorded on the accrual basis as other non-interest income.

      Interest on Loans. Interest on loans is accrued and credited to income on a daily basis using the simple interest method, based on the unpaid principal balance. Interest accrual is generally discontinued when a loan becomes 90 days past due or more delinquent or the likelihood of collecting interest is doubtful unless the loan is well collateralized and in the process of collection. At such time, previously accrued but unearned interest is deducted from interest income and the payments on non-accrual loans are applied to interest on a cash basis. If collectibility of the principal is in doubt, payments received are applied to reduce loan principal. Loans are returned to accrual status when they are brought current, have performed in accordance with contractual terms for a reasonable period of time, and when the ultimate collectibility of total contractual principal and interest is no longer doubtful.

      Loan and Lease Origination Fees. Loan and lease origination fees as well as certain direct origination costs are deferred and amortized as an adjustment to loan yields. In 2001, loan origination fees and certain direct loan origination costs were recognized on a cash basis. The difference between the cash basis and the deferral method was not material to the results of operations or financial position for 2001. In 2002, the Corporation recorded a liability for net deferred loan fees and a related deferred tax asset with an offsetting reduction in loan related fee income for amounts previously recognized in years prior to 2002.

      Foreclosed Properties and Repossessed Assets. Real estate acquired by foreclosure or by deed in lieu of foreclosure and other repossessed assets are carried at the lower of cost or fair value with estimated selling expenses deducted. Costs relating to the development and improvement of the property are capitalized while holding period costs are charged to expense. Valuations are periodically performed by management and independent third parties and an allowance for loss is established by a charge to expense if the carrying value of a property exceeds its fair value less estimated costs to sell.

      Allowance for Loan and Lease Losses. The allowance for loan and lease losses is maintained at a level that management deems adequate to absorb probable and estimable losses inherent in the loan and lease

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

portfolios. Such inherent losses stem from the size and current risk characteristics of the loan portfolio, an assessment of individual impaired loans, actual loss experience, estimated fair value of underlying collateral, adverse situations that may affect the borrower’s ability to repay, and current geographic or industry-specific economic events. Determination of the allowance is inherently subjective because it requires estimation of amounts and timing of expected future cash flows on impaired loans, estimation of losses on types of loans based on historical losses, and consideration of current economic trends, both local and national. Based on management’s periodic review using all previously mentioned pertinent factors, a provision for loan and lease losses is charged to expense. Loan and lease losses are charged against the allowance and recoveries are credited to the allowance.

      The allowance for loan and lease losses contains specific allowances established for expected losses on impaired loans. Impaired loans are defined as loans for which, based on current information and events, it is probable that the Corporation will be unable to collect scheduled principal and interest payments according to the contractual terms of the loan agreement. Loans subject to impairment are defined as non-accrual and restructured loans exclusive of smaller homogeneous loans such as home equity, installment and 1-4 family residential loans. The fair value of impaired loans is determined based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the market price of the loan, or the fair value of the underlying collateral less costs to sell, if the loan is collateral dependent.

      Derivative Instruments. Derivative instruments are recorded at fair value on the statement of financial condition. For derivatives that do not qualify as a hedge, the change in fair value is recorded as a gain or loss in the income statement. For those derivative instruments that qualify as hedges, the Corporation measures the effectiveness of those hedges on a periodic basis. If a derivative qualifies as a fair value hedge, the effective portion of the hedge is recorded as an adjustment to the carrying value of the hedged item. Any difference between the change in fair value of the hedge versus the change in the fair value of the hedged item is considered to be the “ineffective” portion of the hedge and is recorded as an increase or decrease in the income statement, in the income of the item being hedged. If a derivative qualifies as a cash flow hedge, the effective portion of the hedge is recorded as an increase or decrease of other comprehensive income. The ineffective portion of a cash flow hedge is recorded in the income statement. If the ineffectiveness of a hedge exceeds certain levels as described in the accounting standard, the derivative would no longer be eligible for hedge treatment and all future changes in fair value of the derivative would be recorded in the income statement.

      Leasehold Improvements and Equipment. The cost of capitalized leasehold improvements is amortized on the straight-line method over the lesser of the term of the respective lease or estimated economic life. Equipment is stated at cost less accumulated depreciation and amortization which is calculated by the straight-line method over the estimated useful lives of three to ten years.

      Other Investments. The Corporation owns certain equity investments in other corporate organizations which are not consolidated because the Corporation does not own more than a 50% interest or exercise control over the organization. Investments in corporations representing at least 20% interest and investments in limited partnerships representing from at least a 3% up to a 50% interest in the investee are generally accounted for using the equity method. Investments in corporations representing less than a 20% interest and investments in limited partnerships representing less than 3% are generally accounted for at cost. All of these investments are periodically evaluated for impairment. Should an investment be impaired, it would be written down to its estimated fair value. The equity investments are reported in other assets and the income and expense from such investments, if any, is reported in non-interest income and non-interest expense.

      Bank-Owned Life Insurance. Bank-owned life insurance policies are purchased with the intent to fund certain future employee benefit costs. The cash surrender value of such policies is recorded in “Cash surrender value of life insurance” on the Consolidated Balance Sheets and changes in the value are recorded in other non-interest income.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Advertising Costs. All advertising costs incurred by the Corporation are expensed in the period in which they are incurred.

      Income Taxes. Deferred income tax assets and liabilities are computed annually for temporary differences in timing between the financial statement and tax basis of assets and liabilities that result in taxable or deductible amounts in the future based on enacted tax law and rates applicable to periods in which the differences are expected to affect taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and projections for future taxable income over the period which the deferred tax assets are deductible. When necessary, valuation allowances are established to reduce deferred tax assets to the realizable amount. Management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003.

      Income tax expense represents the tax payable or tax refundable for a period, adjusted by the applicable change in deferred tax assets and liabilities for that period. The Corporation and its subsidiaries file a consolidated federal income tax return and separate state income tax returns. Subsidiaries for which the Corporation’s interest is less that 80% file a separate federal tax return. Tax sharing agreements allocate taxes to each entity for the settlement of intercompany taxes.

      Earnings Per Share. Basic earnings per share (“EPS”) is computed by dividing net income by the weighted average number of common shares outstanding for the period on both a basic and a diluted basis. The basic EPS computation excludes the dilutive effect of all common stock equivalents. Common stock equivalents are all potential common shares which could be issued if securities or other contracts to issue common stock were exercised or converted into common stock or BBG shares were converted (Note 16). Diluted EPS is computed by dividing adjusted net income by the weighted average number of common shares outstanding plus all common stock equivalents. The Corporation’s potential common shares are shares issuable under stock-based incentive compensation plans. These potential common shares or common stock equivalents are computed based on the treasury stock method using the average market price for the period. Some stock options are anti-dilutive and are therefore not included in the calculation of diluted earnings per share.

      Stock Split. On February 16, 2001, the Corporation’s board of directors approved a 4-for-1 stock split of the Corporation’s outstanding shares of common stock. The stock split was effected in the form of a stock dividend and each shareholder of record at the close of business on February 16, 2001 received 3 additional shares of common stock for every share of common stock held. All share and per share data in the consolidated financial statements and notes have been restated to reflect the effect of this stock split.

      Segments and Related Information. The Corporation is required to report each operating segment based on materiality thresholds of ten percent or more of certain amounts, such as revenue. Additionally, the Corporation is required to report separate operating segments until the revenue attributable to such segments is at least 75 percent of total consolidated revenue. The Corporation provides a broad range of financial services to individuals and companies in south central and southeastern Wisconsin. These services include demand, time, and savings products, the sale of certain non-deposit financial products, and commercial and retail lending and leasing. While the Corporation’s chief decision-maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a corporate-wide basis. Since the Corporation’s business units have similar basic characteristics in the nature of the products, production processes, and type or class of customer for products or services, and do not meet materiality thresholds based on the requirements of reportable segments, these business units are considered one operating segment.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pension Plan. The Corporation has a contributory 401(k) defined contribution pension plan covering substantially all employees. A matching contribution of up to 3% of salary is provided. The Corporation may also make discretionary contributions up to an additional 6% of salary.

Recent Accounting Changes

      Application of Accounting Principles to Loan Commitments. In March 2004, the SEC issued Staff Accounting Bulletin (“SAB”) No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB 105”). SAB 105 provides guidance regarding loan commitments accounted for as derivative instruments. Specifically, SAB 105 requires servicing assets to be recognized only once the servicing assets have been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. As such, consideration for the expected future cash flows related to the associated servicing of the loan may not be recognized in valuing the loan commitment. This will result in a lower fair value of loan commitments and recognition of the value of the servicing asset later upon sale or securitization of the underlying loan. The provisions of SAB 105 were effective for loan commitments accounted for as derivatives entered into after March 31, 2004. The adoption of SAB 105 is not expected to have a material effect on the Corporation’s consolidated financial statements.

      Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements.” The remaining provisions of this Statement are consistent with the Board’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 but is otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions of this statement for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Corporation.

      Guarantees. In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying agreement that are related to an asset, liability, or equity security or the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity, and guarantees of a company’s own future performance. The disclosure requirements of FIN 45 were effective for the Corporation as of December 31, 2002. The recognition requirements have been applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by the Corporation are disclosed in Note 13 — Financial Instruments with Off-balance Sheet Risk.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Variable Interest Entities. Financial Accounting Standards Board issued Interpretation No. 46 (revised) (“FIN 46R”), in December 2003, which requires the consolidation of entities in which an enterprise absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in an entity. Such entities are identified as Variable Interest Entities (“VIE’s”). The application of FIN 46R is required by the beginning of the first annual period commencing after December 31, 2004. The implementation of FIN 46R is not expected to have a material impact on the financial statements of the Corporation. See Note 8 for an assessment of the impact of FIN 46R on the Corporation’s consolidated financial statements.

      Stock Options. SFAS No. 123, “Accounting for Stock-Based Compensation,” was amended to SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” to provide alternative methods of transition to the fair value method of accounting for stock-based compensation. SFAS No. 148 also requires a new disclosure about the ramp-up effect of stock-based employee compensation on reported results and requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The Corporation has determined that it will continue to account for stock-based compensation in accordance with APB Opinion 25 as allowed under FASB No. 123.

      The Corporation applies APB Opinion No. 25 and related interpretations in accounting for stock options and therefore recognizes no compensation cost for its stock option plans. The following table illustrates what the Corporation’s net income and earnings per share would have been had compensation cost for the Corporation’s stock option plans been determined based on the fair value at the date of grant for awards under the stock option plans consistent with SFAS No. 123.

	Year Ended December 31,

	2003	2002	2001

	(Dollars in thousands,
	except share data)
Net Income
As reported	$4,114	$1,076	$2,579
Pro forma	3,999	961	2,474
Earnings Per Share — Basic
As reported	2.05	0.54	1.31
Pro forma	1.99	0.50	1.26
Earnings Per Share — Diluted
As reported	1.97	0.50	1.26
Pro forma	1.94	0.46	1.21

      The fair value of each option granted is estimated using the minimum value method on the grant date using the Black-Scholes option-pricing model which considers the risk free rate of return based upon 10 year treasury obligations, a 10 year expected life and dividend, if any are declared, but does not consider expected volatility. Compensation amounts are amortized over the vesting period of the options in accordance with the vesting terms of the stock options agreements. There were no stock options granted in fiscal 2002. The per share of weighted average fair value of stock options granted during 2003 and 2001 was $7.24 and $7.03, respectively.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The table below discusses the weighted average fair values for options granted as of December 31, 2003, 2002, and 2001.

	Year Ended December 31,

	2003	2002	2001

Expected dividend yield	0.00%	n/a	0.00%
Risk free interest rate	4.41%/3.98%	n/a	4.67%
Expected lives	10 years	n/a	10 years

      Reclassifications. Certain accounts have been reclassified to conform to 2003 presentations.

Note 2 —	Cash and Due From Banks

      Reserves in the form of deposits with the Federal Reserve Bank and vault cash totaling $274,940 and $231,060 were maintained to satisfy federal regulatory requirements as of December 31, 2003 and 2002, respectively. These amounts are included in cash and due from banks in the Consolidated Balance Sheets.

Note 3 —	Securities

      The amortized cost and estimated fair values of securities available-for-sale are as follows (in thousands):

	As of December 31, 2003

		Gross	Gross
		Unrealized	Unrealized
	Amortized	Holding	Holding	Estimated
Securities Available-for-Sale	Cost	Gains	Losses	Fair Value

	(In thousands)
FHLB stock and other	$2,369	$—	$—	$2,369
U.S. Treasury securities and obligations of the U.S. Government corporations and Agencies	8,095	61	(4)	8,152
Collateralized mortgage obligations	53,569	180	(699)	53,050

	$64,033	$241	$(703)	$63,571

	As of December 31, 2002

		Gross	Gross
		Unrealized	Unrealized
	Amortized	Holding	Holding	Estimated
Securities Available-for-Sale	Cost	Gains	Losses	Fair Value

	(In thousands)
FHLB stock and other	$3,708	$—	$—	$3,708
U.S. Treasury securities and obligations of the U.S. Government corporations and Agencies	3,403	161	—	3,564
Collateralized mortgage obligations	40,530	604	—	41,134

	$47,641	$765	$—	$48,406

      The Corporation realized gross gains of $57,040 and $529,804 on available-for-sale securities for the years ended December 31, 2002 and 2001, respectively. Gross losses of $11,947 on the sale of available-for-sale securities were realized for the year ended December 31, 2001. Proceeds from the sale of available-for-sale securities totaled $5,761,000 and $34,914,000 for the years ended December 31, 2002 and 2001, respectively. There were no sales of securities available-for-sale in fiscal 2003 and no losses were realized on the sale of such securities during fiscal 2002.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Securities with carrying values aggregating approximately $45,331,000 and $33,422,000 were pledged to secure public deposits, securities sold under agreement to repurchase, and borrowings at December 31, 2003 and 2002, respectively.

      Included in other comprehensive income is $777,969 at December 31, 2003 and $390,476 at December 31, 2002, relating to the gross current year change in unrealized holding losses and gains, respectively, of available-for-sale securities.

      The amortized cost and estimated fair value of securities available-for-sale by contractual maturity at December 31, 2003 are shown below (in thousands). Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value

	(In thousands)
Due in one year or less	$5,604	$5,663
Due in one year through five years	2,491	2,489
FHLB stock and other	2,369	2,369
Collateralized mortgage obligations	53,569	53,050

	$64,033	$63,571

      The table below shows the Corporation’s gross unrealized losses and fair value of investments, aggregated by investment category and length of time that individual investments have been in a continuous unrealized loss position at December 31, 2003. Such securities have declined in value due to current interest rate environments and not credit quality and do not presently represent realized losses. The Corporation has the ability to and anticipates that these securities, which have been in a continuous loss position but are not other-than-temporarily impaired, will be kept in portfolio. If held until maturity, it is anticipated that the investments will regain their value. If the Corporation determines that any of the above investments are impaired, they will be deemed other-than-temporarily impaired and the impairment loss will be recognized.

	As of December 31, 2003

	Less Than		12 Months
	12 Months		or Longer		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

	(In thousands)
U.S. Treasury securities and obligations of the U.S. Government corporations and Agencies	$1,987	$(4)	$—	$—	$1,987	$(4)
Collateralized mortgage obligations	36,244	(699)	—	—	36,244	(699)

	$38,231	$(703)	$—	$—	$38,231	$(703)

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 —	Loan and Lease Receivables and Allowance for Loan and Lease Losses

      Loan and lease receivables consist of the following (in thousands):

	December 31,

	2003	2002

First mortgage loans:
Commercial real estate	$203,920	$188,637
Construction	38,621	35,858
Multi-family	19,005	18,327
1-4 family	17,070	11,796

	278,616	254,618
Commercial business loans	126,054	128,724
Direct financing leases	22,955	22,658
Second mortgage loans	5,558	3,734
Credit card and other	7,039	5,368

	440,222	415,102
Less:
Allowance for loan and lease losses	6,811	5,875

	6,811	5,875

	$433,411	$409,227

      Certain of the Corporation’s executive officers, directors, and their related interests are loan customers of the Banks. As of December 31, 2003 and 2002, loans aggregating approximately $14,436,000 and $14,555,000, respectively, were outstanding to such parties. New loans granted during 2003 and 2002 were approximately $8,240,000 and $5,264,000 and loan repayments were approximately $8,359,000 and $4,861,000, respectively. These loans were made in the ordinary course of business and on substantially the same terms as those prevailing for comparable transactions with other customers.

      A summary of the activity in the allowance for loan and lease losses follows:

	Year Ended December 31,

	2003	2002	2001

	(Dollars in thousands)
Allowance at beginning of year	$5,875	$5,523	$3,743
Provision	200	3,614	1,940
Charge-offs	(37)	(3,358)	(176)
Recoveries	773	96	16

Allowance at end of year	$6,811	$5,875	$5,523

Allowance as a percent of loans and leases	1.55%	1.42%	1.54%

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31,

	2003	2002	2001

	(In thousands)
Impaired loans and leases with impairment reserves required	$2,100	$4,613	$1,440
Less:
Impairment reserve (included in allowance for loan and lease losses)	935	1,125	248

Net impaired loans and leases	$1,165	$3,488	$1,192

Average impaired loans and leases	$2,408	$4,429	$923
Interest income recognized on impaired loans and leases	$433	$220	$70

      Non-accrual loans totaled approximately $1,608,000 and $3,049,000 at December 31, 2003 and 2002, respectively. Troubled debt restructurings totaled approximately $724,000 at December 31, 2003 and are included in non-accrual loans. There were no troubled debt restructurings at December 31, 2002.

      The Corporation’s net investment in direct financing leases consists of the following:

	December 31,

	2003	2002

	(Dollars in thousands)
Minimum lease payments receivable	$19,572	$21,440
Estimated unguaranteed residual values of leased property	7,061	5,481
Initial direct costs	340	330
Less unearned lease and residual income	(4,018)	(4,593)

Investment in commercial direct financing leases	$22,955	$22,658

      The Corporation also leases equipment under agreements expiring in various future years. Some of these leases provide for additional rents, based on use in excess of a stipulated minimum number of hours, and allow the lessees to purchase the equipment for fair value at the end of the lease term. Future aggregate maturities of minimum lease payments to be received are as follows:

2004	$6,625
2005	5,504
2006	3,586
2007	1,871
2008	1,204
Thereafter	782

$19,572

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 —	Leasehold Improvements and Equipment

      A summary of leasehold improvements and equipment at December 31, 2003 and 2002 is as follows:

	At December 31,

	2003	2002

	(In thousands)
Leasehold improvements	$744	$606
Furniture and equipment	1,906	2,112

	2,650	2,718
Less: accumulated depreciation	(1,273)	(1,186)

	$1,377	$1,532

Note 6 —	Other Investments

      Reported in other assets is the Corporation’s 50% equity interest of $1,134,423 and $997,637 at December 31, 2003 and 2002, respectively, in a commercial finance leasing joint venture, m2, which specializes in the lease of general equipment to small and middle market companies. m2 had total assets of $24,326,000 and $22,885,000 and total liabilities of $22,171,000 and $21,094,000 at December 31, 2003, and 2002, respectively. Net income of m2 for the years ended December 31, 2003, 2002, and 2001 was $364,000, $289,000 and $194,000, respectively. m2 originates certain commercial leases on behalf of First Business Bank. Origination fees paid to m2 by First Business Bank approximated $292,000, $263,000 and $129,000 in fiscal 2003, 2002, and 2001, respectively.

      Also reported in other assets is an equity investment of $37,000 in CapVest Fund, LP as of December 31, 2003, for which the Corporation has an additional commitment to provide funds of $63,000.

Note 7 —	Deposits

      Deposits are summarized as follows (in thousands):

	December 31,

	2003		2002

		Weighted		Weighted
	Balance	Average Rate	Balance	Average Rate

Negotiable order of withdrawal (“NOW”) accounts:
Non-interest bearing	$39,326	0.00%	$38,815	0.00%
Interest bearing	44,519	1.04	46,266	1.57

	83,845		85,081
Money market accounts	70,263	2.87	82,527	3.41
Certificates of deposit:
0.00% to 1.99%	168,807	1.46	41,563	1.83
2.00% to 2.99%	35,635	2.23	76,160	2.30
3.00% to 3.99%	7,044	3.50	8,662	3.47
4.00% and greater	71,292	4.71	120,414	4.92

	$436,886		$414,407

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of annual maturities of certificates of deposit outstanding at December 31, 2003 follows (in thousands):

Matures During the Year Ended December 31,
2004	$196,618
2005	55,614
2006	25,900
2007	4,051
2008	595

$282,778

      Deposits include approximately $40,210,000 and $39,337,000 of certificates of deposit which are denominated in amounts of $100,000 or more at December 31, 2003 and 2002, respectively.

Note 8 —	Borrowed Funds

      The composition of borrowed funds at December 31, 2003 and 2002 is as follows:

	December 31,

	2003			2002

		Weighted	Daily		Weighted	Daily
		Average	Average		Average	Average
	Balance	Rate	Balance	Balance	Rate	Balance

	(Dollars in thousands)
Fed funds purchased and securities sold under agreement to repurchase	$5,965	1.08%	$2,663	$520	1.53%	$2,635
FHLB advances	19,837	3.13	18,518	13,944	4.37	17,210
Line of credit	10	3.75	10	10	3.75	10
Subordinated note payable	5,000	4.25	5,000	5,000	4.25	219

	$30,812	2.99%	$26,191	$19,474	4.00%	$20,074

Short-term borrowings	$23,758			$7,605
Long-term borrowings (due beyond one year)	7,054			11,869

	$30,812			$19,474

      The maximum outstanding of fed funds purchased and securities sold under agreement to repurchase was $12,000,000 and $9,806,000 for the years ended December 31, 2003 and 2002, respectively.

      The Corporation has a $34,268,000 FHLB open line of credit with a balance totaling $13,475,000 and $2,175,000 outstanding at December 31, 2003 and 2002, respectively, which is collateralized by the mortgage-related securities and unencumbered first mortgage loans as noted below. The line of credit has an interest rate based on the overnight investment rate at the FHLB plus 45 basis points. The rate at December 31, 2003 and 2002 was 1.21% and 1.48%, respectively.

      The Corporation is required to maintain, as collateral, mortgage-related securities and unencumbered first mortgage loans and secured small business loans in its portfolio aggregating at least the amount of outstanding advances from the FHLB. Loans totaling approximately $14,081,000 and $12,757,000 and mortgage-related securities totaling approximately $42,376,000 and $27,334,000 were pledged as collateral for FHLB advances at December 31, 2003 and 2002, respectively. FHLB advances bear interest rates which

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

range from 1.12% to 7.37% at December 31, 2003 and are subject to a prepayment fee if they are repaid prior to maturity. Certain FHLB advances are callable one year after origination and quarterly thereafter.

      Scheduled repayments of FHLB advances and other borrowings at December 31, 2003 and 2002 are as follows (in thousands):

	Matures During	December 31,
	Year Ended
	December 31,	2003	2002

		(Dollars in thousands)
FHLB advances:	2003	$—	$5,908
	2004	4,308	4,308
	2005	509	1,009
	2006	9	9
	2007	10	10
	2008	1,010	526
	Thereafter	516	7,704

		$6,362	$19,474

      As of December 31, 2003, the Corporation has a line of credit of $5.0 million with an interest rate of 3.75% which expires on April 30, 2004.

      The Corporation also has a subordinated note payable with an interest rate based on LIBOR plus 2.75%, subject to a floor of 4.25%. The note matures on December 11, 2009 and had a 4.25% interest rate at December 31, 2003 and 2002.

      In December 2001, FBFS Statutory Trust I (the “Trust”), a Connecticut business trust wholly owned by the Corporation, completed the sale of $10.0 million of 3 month LIBOR plus 3.60% preferred securities (the “Preferred Securities”), with a maximum rate of 12.5%. The rate at December 31, 2003 was 4.77%. The Trust also issued common securities of $300,000. The Trust used the proceeds from the offering to purchase $10.3 million of 3 month LIBOR plus 3.60% Junior Subordinated Debentures (the “Debentures”) of the Corporation. The income effects of the Debentures are the sole assets of the Trust and are consolidated in the financial statements of the Corporation, the Preferred Securities are classified in the liability section of the consolidated balance sheets and the dividends paid on the Preferred Securities are classified as interest expense in the consolidated statements of income. The Corporation fully and unconditionally guarantees the obligations of the trusts on a subordinated basis. The Corporation capitalized the debt issuance costs in 2001 of approximately $312,000, which are included in other assets, and are amortizing over the life of the securities.

      Effective in the first annual period after December 31, 2004, in accordance with recent guidance provided on the application of FIN 46R, the Corporation will be required to deconsolidate the Trust from its financial statements. Accordingly, the Debentures issued by the Corporation to the Trust (as opposed to the Preferred Securities issued by the Trust) will be reflected in the Corporation’s consolidated balance sheet as long-term debt. The deconsolidation of the net assets and results of operations of this trust will have an immaterial impact on the Corporation’s financial statements since the Corporation continues to be obligated to repay the Debentures held by the Trust and guarantees repayment of the Preferred Securities issued by the Trust. The consolidated long-term debt obligation related to the Trust will increase from $10.0 million to $10.3 million upon deconsolidation, with the difference representing the Corporation’s common ownership interest in the Trust recorded in investment securities available-for-sale.

      The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on December 18, 2031 or upon earlier redemption as provided in the Indenture. The Corporation has the right to redeem the Debentures quarterly on or after December 18, 2006.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Preferred Securities qualify under the risk-based capital guidelines as Tier 1 capital for regulatory purposes. The Corporation used the proceeds from the sale of the Debentures for general corporate purposes. In 2001, the Corporation entered into an interest rate swap to hedge the interest rate risk on the Debentures. The fair value of the hedge was a $678,000 unrealized loss at December 31, 2003 and an $860,000 unrealized loss at December 31, 2002.

Note 9 — Stockholders’ Equity

      The Corporation and Banks are subject to various regulatory capital requirements administered by the Federal and State of Wisconsin banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary actions on the part of regulators, that if undertaken, could have a direct material effect on the Banks’ assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks’ capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to and risk-weighed assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2003, that the Banks meet all applicable capital adequacy requirements.

      As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation and the state of Wisconsin Department of Financial Institutions (DFI) categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. The qualification results in lower assessment of FDIC premiums, among other benefits.

      In addition, the Banks met the minimum net worth requirement of 6.0% as required by the State of Wisconsin at December 31, 2003.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the Corporation and Banks’ capital ratios and the ratios required by its federal regulators at December 31, 2003 and 2002, respectively:

					Minimum
			Minimum		Required to be
			Required for		Well Capitalized
			Capital Adequacy		Under FDIC
	Actual		Purposes		Requirements

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
As of December 31, 2003:
Total capital (to risk-weighted assets)
Consolidated	$52,804	11.20%	$37,829	8.00%	N/A
First Business Bank	43,424	10.50	32,967	8.00	41,209	10.00%
First Business Bank — Milwaukee	8,283	13.90	4,759	8.00	5,948	10.00
Tier 1 capital (to risk-weighted assets)
Consolidated	$41,882	8.90%	$18,915	4.00%	N/A
First Business Bank	38,263	9.30	16,484	4.00	24,725	6.00
First Business Bank — Milwaukee	7,551	12.70	2,379	4.00	3,659	6.00
Tier 1 capital (to average assets) Consolidated	$41,882	8.20%	$20,509	4.00%	N/A
First Business Bank	38,263	8.60	17,814	4.00	22,268	5.00
First Business Bank — Milwaukee	7,551	11.20	2,697	4.00	3,372	5.00

As of December 31, 2002:
Total capital (to risk-weighted assets) Consolidated	$48,575	11.30%	$34,249	8.00%	N/A
First Business Bank	37,740	10.40	29,705	8.00	37,131	10.00%
First Business Bank — Milwaukee	7,755	12.90	4,808	8.00	6,011	10.00
Tier 1 capital (to risk-weighted assets)
Consolidated	$37,620	8.80%	$17,125	4.00%	N/A
First Business Bank	34,099	9.20	14,853	4.00	22,279	6.00
First Business Bank — Milwaukee	7,003	11.70	2,404	4.00	3,606	6.00
Tier 1 capital (to average assets)
Consolidated	$37,620	7.90%	$18,999	4.00%	N/A
First Business Bank	34,099	8.30	16,399	4.00	20,499	5.00
First Business Bank — Milwaukee	7,003	10.00	2,792	4.00	3,490	5.00

      In addition to minimum capital ratios required under the regulatory framework for prompt corrective action, First Business Bank — Milwaukee must maintain a minimum ratio of total capital to total assets of 8% during its first three years of operation. The Bank exceeded that requirement at December 31, 2003, 2002, and 2001, respectively.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table reconciles stockholders’ equity to federal regulatory capital at December 31, 2003 and 2002, respectively (in thousands):

	December 31,

	2003	2002

Stockholders’ equity of the Corporation	$26,637	$22,750
Minority interests in consolidated subsidiaries, unrealized and accumulated gains and losses on specific items, and other disallowed items	15,245	14,870

Tier 1 Capital	41,882	37,620
Plus: Allowable general valuation allowances and subordinated debt	10,922	10,955

Risk-based capital	$52,804	$48,575

      The Banks may not declare or pay cash dividends if such declaration and payment would violate Federal and/or state regulatory requirements. Unlike the Banks, the Corporation is not subject to these regulatory restrictions on the payment of dividends to its stockholders, the source of which, however may depend upon dividends from the Banks. The Corporation’s dividends are restricted by the amount of retained earnings that represent undistributed earnings of m2. The Corporation’s share of undistributed earnings in m2 at December 31, 2003 was $1,084,423. At December 31, 2003, subsidiary net assets equaled $45,954,000, of which approximately $44,870,000 could be transferred to the Corporation in the form of cash dividends without prior regulatory approval, subject to the capital needs of each subsidiary.

Note 10 —	Employee Benefit Plans

      The Corporation maintains a contributory 401(k) defined contribution pension plan covering substantially all employees. The Corporation matches 100% of amounts contributed by each participating employee up to 3% of the employee’s compensation. The Corporation made a matching contribution of 3% to all eligible employees in 2003, 2002, and 2001. The Corporation may also contribute additional amounts at its discretion. Discretionary contributions of 4.0% and 4.8% were made in fiscal 2003 and 2001. No discretionary match was made in fiscal 2002. Plan expense totaled approximately $266,000, $110,000 and $198,000 in 2003, 2002, and 2001, respectively.

      The Corporation has a deferred compensation plan covering two officers under which it provides contributions to supplement their retirement. Under the terms of the agreements, benefits to be received are generally payable beginning with the date of the termination of employment with the Corporation. The expense associated with this plan in 2003, 2002, and 2001 was $183,000, $244,000, and $121,000, respectively. The present value of future payments under the plan of $1,308,000 and $1,125,000 at December 31 2003 and 2002 is included in other liabilities.

      The Corporation owns life insurance policies on the lives of these officers, which have cash surrender values of approximately $814,000 and $737,000 as of December 31, 2003 and 2002, respectively.

Note 11 —	Leases

      The Corporation and First Business Bank occupy space under an operating lease agreement that expires on March 31, 2011. Rent expense was approximately $518,000, $493,000 and $547,000 for 2003, 2002, and 2001, respectively. BBG and First Business Bank — Milwaukee occupy office space under an operating lease agreement that expires in March 2010. Rent expense was approximately $133,000, $130,000, and $135,000 for fiscal 2003, 2002, and 2001, respectively.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future minimum lease payments for each of the five succeeding years and thereafter are as follows (in thousands):

2004	$960
2005	865
2006	831
2007	843
2008	846
Thereafter	5,000

$9,345

Note 12 —	Income Taxes

      Income tax expense (benefit) applicable to income consists of the following:

	Year Ended December 31,

	2003	2002	2001

	(In thousands)
Current:
Federal	$870	$(242)	$854
State	23	(111)	(231)

	893	(353)	623
Deferred:
Federal	1,208	890	415
State	(29)	(276)	(196)

	1,179	614	219
Benefit of NOL carryforwards of consolidated subsidiary:
Federal	(84)	—	—
State	(21)	—	—

	(105)	—	—
Reduction of beginning of year valuation allowance applicable to consolidated subsidiary:
Federal	(1,046)	—	—
State	(160)	—	—

	(1,206)	—	—
Total income tax expense	$761	$261	$842

      Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The significant components of the Corporation’s deferred tax assets and liabilities are as follows:

	At December 31,

	2003	2002

	(In thousands)
Deferred tax assets:
Allowance for loan and lease losses	$2,466	$2,307
Deferred compensation	513	441
Unrealized loss on securities	156	—
Unrealized losses on financial derivatives	648	1,056
Federal and state net operating loss carryforwards	2,516	2,538
Alternative minimum tax credit carryforwards	264	1,104
Low income housing credit carryforwards	402	322
Other	103	74

	7,068	7,842
Valuation Allowance	(391)	(1,502)

Total deferred tax assets	6,677	6,340
Deferred tax liabilities:
Leasing activities	6,283	5,755
Unrealized gain on securities	—	276
Other	143	109

Total deferred tax liabilities	6,426	6,140

Net deferred tax assets	$251	$200

      The tax effects of unrealized gains and losses on derivative instruments and unrealized gains and losses on securities are components of other comprehensive income. A reconciliation of the change in net deferred tax assets to deferred tax expense follows:

	At December 31,

	2003	2002

	(In thousands)
Change in deferred tax assets	$51	$(258)
Deferred tax benefit allocated to OCI	7	(353)
Reduction of beginning of the year valuation allowance	(1,206)	—
Other adjustments	(31)	(3)

Deferred tax income expense	$(1,179)	$(614)

      Net deferred tax assets are included in accrued interest receivable and other assets in the consolidated balance sheets.

      The Corporation and its wholly-owned subsidiaries have state net operating loss carryforwards of approximately $31.2 million and $29.6 million at December 31, 2003 and 2002, respectively, which can be used to offset future state taxable income. BBG and its subsidiary, First Business Bank — Milwaukee, which file separate federal and state income tax returns, have federal and state net operating loss carryforwards of approximately $2.4 million and $2.3 million at December 31, 2003 and 2002, respectively, which can be used to offset future taxable income. The carryforwards expire between 2013 and 2022. A valuation allowance has been established for the future benefits attributable to certain of the state net operating losses for the

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Corporation and BBG at December 31, 2003 and 2002, respectively and all of the federal net operating loss carryforwards for BBG and its subsidiary at December 31, 2002. Realization of the deferred tax asset over time is dependent upon the Corporation generating sufficient taxable earnings in future periods. In determining that realizing the deferred tax was more likely than not, the Corporation gave consideration to a number of factors including its recent earnings history, its expected earnings in the future, and expiration dates associated with operating loss carry forwards.

      The provision for income taxes differs from that computed at the federal statutory corporate tax rate as follows:

	Year Ended December 31,

	2003	2002	2001

	(In thousands)
Income before minority interest in net income or loss of consolidated subsidiary and income tax expense	$5,616	$550	$3,083

Tax expense at statutory federal rate of 34% applied to income before minority interest in net income or loss of consolidated subsidiary and income tax expense	1,910	187	1,048
Tax exempt interest income	—	(4)	(13)
Reduction in beginning of year valuation allowance applicable to consolidated subsidiary	(1,206)	—	—
Increase in valuation allowance for losses of consolidated subsidiary	—	546	234
State income tax benefits, net of Federal income tax effect	(18)	(254)	(283)
Affordable housing tax credits	(80)	(80)	(80)
Other, including adjustments of prior year accruals	155	(134)	(64)

Total income tax expense	$761	$261	$842

Effective tax rate	13.50%	47.50%	27.30%

      The valuation allowance is established for against certain state deferred tax assets for those entities which have state net operating loss carry forwards in which management believes that it is more likely than not that the state deferred tax assets will not be realized.

      Like many financial institutions located in Wisconsin, First Business Bank transferred investment securities and loans to out-of-state investment subsidiaries. The Bank’s Nevada investment subsidiary now holds and manages these assets. The investment subsidiary has not filed returns with, or paid income or franchise taxes to, the State of Wisconsin. The Wisconsin Department of Revenue (the “Department”) recently implemented a program to audit Wisconsin financial institutions which formed investment subsidiaries located outside of Wisconsin, and the Department has generally indicated that it intends to assess income or franchise taxes on the income of the out-of-state investment subsidiaries of Wisconsin financial institutions. The Department has not issued an assessment to the Bank, but the Department has stated that it intends to do so if the matter is not settled.

      Prior to the formation of the investment subsidiary, the Bank sought and obtained private letter rulings from the Department regarding the non-taxability of the investment subsidiary in the State of Wisconsin. The Bank believes that it complied with Wisconsin law and the private rulings received from the Department and that it is not liable for any taxes or interest that the Department may claim. Should an assessment be forthcoming, the Bank intends to defend its position vigorously through the normal administrative appeals process in place at the Department and through other judicial channels should they become necessary.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Although the Bank will vigorously oppose any such assessment, there can be no assurance that the Department will not be successful in whole or in part in its efforts to tax the income of the Bank’s Nevada investment subsidiary.

Note 13 —	Financial Instruments with Off-Balance Sheet Risk

      The Banks are party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements. The contract amounts reflect the extent of involvement the Banks have in these particular classes of financial instruments.

      In the event of non-performance, the Banks’ exposure to credit loss for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for instruments reflected in the consolidated financial statements.

      Financial instruments whose contract amounts represent potential credit risk at December 31, 2003 and 2002, respectively, are as follows:

	December 31,

	2003	2002

	(Dollars in thousands)
Commitments to extend credit	$152,153	$110,200
Standby letters of credit	16,026	7,196

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition in the contract. Commitments generally have fixed expiration dates or other termination clauses and may have a fixed interest rate or a rate which varies with the prime rate or other market indices and may require payment of a fee. Since some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements of the Banks. The Banks evaluate the creditworthiness of each customer on a case-by-case basis and generally extend credit only on a secured basis. Collateral obtained varies but consists primarily of accounts receivable, inventory, equipment, securities, life insurance or income-producing commercial properties.

      Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Standby letters of credit, collateralized by accounts receivable, inventory, and income-producing commercial properties, expire primarily within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Note 14 —	Fair Value of Financial Instruments

      Disclosure of fair value information about financial instruments, for which it is practicable to estimate that value, is required whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Certain financial instruments and all non-financial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of the Corporation.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The carrying amounts reported for cash and cash equivalents, interest bearing deposits, federal funds sold, federal funds purchased, accrued interest receivable and accrued interest payable approximate fair value because of their short-term nature and because they do not present unanticipated credit concerns.

      Securities: The fair value of securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

      Loans and Leases: Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Banks’ historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

      Federal Home Loan Bank stock: The carrying amount of FHLB stock equals its fair value because the shares can be resold to the FHLB or other member banks at their carrying amount of $100 per share par amount.

      Cash surrender value of life insurance: The carrying amount of the cash surrender value of life insurance approximates its fair value.

      Deposits: The fair value of deposits with no stated maturity, such as demand deposits and money market accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates offered for deposits of similar remaining maturities.

      The fair value estimates do not include the benefit that results from the low cost funding provided by deposit liabilities compared to borrowing funds in the market.

      Borrowed funds: Rates currently available to the Corporation and Banks for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

      Guaranteed trust preferred securities: Guaranteed trust preferred securities reprice frequently, and as such, fair value approximates the carrying value.

      Financial instruments with off-balance sheet risks: The fair value of the Corporation’s off-balance sheet instruments is based on quoted market prices and fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit standing of the related counter party.

      Commitments to extend credit and standby letters of credit are generally not marketable. Furthermore, interest rates on any amounts drawn under such commitments would generally be established at market rates at the time of the draw. Fair value would principally derive from the present value of fees received for those products.

      Interest rate swaps: The fair value of interest rate swaps is based on the amount the Banks would pay or receive to terminate the contract.

      Limitations: Fair value estimates are made at a discrete point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation’s entire holding of a particular financial instrument. Because no market exists for a significant portion of the Corporation’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

      Fair value estimates, methods, and assumptions used by the Corporation to estimate fair value for its financial instruments are set forth below.

	December 31,

	2003		2002

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

	(In thousands)
Financial assets:
Cash and cash equivalents	$12,465	$12,465	$13,843	$13,843
Securities available-for-sale	61,269	61,269	46,271	46,271
Loans and lease receivables	440,223	444,367	415,102	431,163
Federal Home Loan Bank stock	2,302	2,302	2,135	2,135
Cash surrender value of life insurance	814	814	737	737
Accrued interest receivable	1,572	1,572	1,552	1,552
Financial liabilities:
Deposits	436,886	440,190	414,407	421,802
Federal Home Loan Bank and other borrowings	30,812	31,546	19,474	20,320
Guaranteed trust preferred securities	10,000	10,000	10,000	10,000
Interest rate swaps	2,331	2,331	3,553	3,553
Accrued interest payable	2,172	2,172	2,633	2,633
Off-balance sheet items:
Standby letters of credit	63	63	—	30
Commitments to extend credit	—	*	—	*

*	Amounts not material

Note 15 —	Derivative and Hedging Activities

      The Corporation utilizes derivative hedging instruments and accounts for such instruments according to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities.

      The hedging instruments primarily used by the Corporation are interest rate swap agreements which are used to convert variable-rate payments or receipts to fixed-rate payments or receipts and thus hedge the Corporation’s cash flow of the item being hedged. The items being hedged generally expose the Corporation to variability in cash flow in rising or declining interest rate environments.

      The interest rate swaps, used for purposes of interest rate risk management, involve the exchange of fixed and floating rate interest payments based upon underlying notional principal amounts for a fixed period of time. Interest rate swaps are used to manage interest rate risk relative to the variable cash flows of certain deposit accounts, commercial loans, and guaranteed trust preferred securities. The Banks’ credit risk on a swap agreement is limited to non-performance of the counter party’s obligations under the terms of the swap agreement. The Corporation only uses counter parties with high credit ratings. All counter parties are expected to meet their obligations at December 31, 2003.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the year ended December 31, 2003, the ineffectiveness of any hedge transactions, if any, was immaterial. Included in accumulated other comprehensive income during fiscal 2003, 2002, and 2001, respectively, is the gross change in unrealized derivative gain of $814,689 and loss of $1,497,279 and $1,000,346, respectively.

      As of December 31, 2003, all interest rate swap agreements are paying fixed-rate interest payments and receiving floating rate interest payments. The interest rate swap agreements at December 31, 2003 consist of the following:

Notional Amount	Maturity Date	Fixed Rate	Variable Rate

	(Dollars in thousands)
$ 5,000	August, 2004	5.64%	0.89%
10,000	October, 2006	3.94	0.89
10,000	November, 2006	3.75	0.89
10,000	December, 2006	4.94	1.04
1,088	April, 2009	5.24	0.89
4,892	June, 2011	5.49	0.89

      At December 31, 2003, 2002, and 2001, there were unrealized losses on interest rate swap agreements of $2,330,950, $3,742,222, and $1,886,181 and unrealized gains of $0, $188,910, and $757,373, respectively. Net cash paid under the interest rate swap agreements during 2003, 2002, and 2001 were $1,688,337, $1,668,201, and $757,373, respectively. Net cash payments and receipts stemming from cash flow hedges result in a reclassification of unrealized gains or losses from accumulated other comprehensive income into earnings. Net cash paid or received for cash flow hedges of certain deposit accounts and subordinated debt is recorded in interest expense on the consolidated statement of income. Net cash paid or received for cash flow hedges of specific commercial loans is recorded in interest income on the consolidated statement of income.

      The estimated amount of loss expected to be reclassified into earnings from accumulated other comprehensive income due to net cash payments on cash flow hedges within the next 12 months is $1,373,000.

      Upon adoption on January 1, 2001 of SFAS No. 133, the Corporation reported the cumulative effect of an accounting change in an amount for the accounting effects of the statement as of the beginning of the 2001 fiscal year. The cumulative effect, net of taxes of $206,235, was a non-cash decrease in other comprehensive income of $319,875.

      No derivatives were terminated or settled prior to maturity during 2003, 2002, and 2001.

Note 16 — Stock Options

      In 2001, the Corporation adopted an incentive stock option plan for the benefit of key employees. The plan authorizes up to 208,668 shares of the Corporation’s common stock to be granted at fair market value on the date of the grant. These options must be exercised within ten years of the grants and vest ratably over four years.

      During 2000, BBG offered and sold 412,000 shares of common stock for net proceeds of $10,247,818. FBFS acquired 51% of that stock for $5,253,000. In conjunction with that offering, FBFS offered and sold to the minority shareholders of BBG, at a price of $0.10 per share, an option to convert BBG shares into the common stock of FBFS. The BBG options are convertible, based upon their book value per share, into FBFS shares which equal an equivalent book value per share. Prior to November 11, 2002, these conversion options were contingent upon future net income of BBG. As of November 11, 2002, the conversion options were modified and the conversion feature became exercisable in 2004. If the BBG conversion options had been

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exercisable at December 31, 2003, the maximum number of equivalent shares of the FBFS shares issuable would have been 337,858.

      BBG also granted 28,000 stock options to certain of its executives. At December 31, 2003, 3,500 BBG stock options remain outstanding. BBG stock options are exercisable at $25 per share, must be exercised within ten years of grant, become exercisable in varying amounts through 2004, and also carry the option to convert to FBFS common stock under the same terms as the conversion options previously described. Upon the exercise of any BBG stock options, FBFS has the right to acquire additional BBG shares at the same exercise price in order to maintain a 51% ownership of BBG.

      If the BBG stock options were fully exercisable and the BBG conversion options had been exercisable as of December 31, 2003, the maximum number of equivalent shares of FBFS issuable would have been 5,754 shares.

      In 1993, the Corporation adopted an incentive stock option plan for the benefit of key employees. The plan was amended in 1995, authorizing up to 71,293 shares of the Corporation’s common stock to be granted at its fair market value on the date of the grant. These options must be exercised within 10 years of the grant and vest ratably over 8 years.

      The following table represents a summary of stock options activity for all periods.

	Year Ended December 31,

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	172,956	$9.96	183,806	$10.09	248,460	$7.91
Granted	85,100	22.00	—	—	23,832	19.00
Exercised	(35,767)	6.85	(6,939)	6.69	(88,486)	6.52
Forfeited	(2,550)	20.18	(3,911)	18.56	—	—

Outstanding at end of year	219,739	$15.01	172,956	$9.96	183,806	$10.09

Options exercisable at year end	117,611		132,349		112,200

      As of December 31, 2003, 113,488 shares were available for future grants.

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table represents outstanding stock options and exercisable stock options at the respective ranges of exercise prices at December 31, 2003.

	Options Outstanding			Exercisable Options

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price

$ 6.93-8.23	14,576	1	$7.62	14,576	$7.62
8.23-8.66	53,453	2	8.34	53,453	8.34
9.09	36,226	3	9.09	32,322	9.09
11.91	5,228	4	11.91	4,182	11.91
19.38	7,624	7	19.38	3,812	19.38
19.00	18,532	8	19.00	9,266	19.00
22.00	84,100	10	22.00	—	—

	219,739			117,611

Note 17 —	Condensed Parent Only Financial Information

      The following represents the unconsolidated financial information of the Corporation:

Condensed Balance Sheets

	December 31,

	2003	2002

	(In thousands)
ASSETS
Cash and cash equivalents	$600	$2,607
Investments in subsidiaries, at equity	41,611	36,374
Loans	—	458
Leasehold and equipment, net	880	723
Other	1,744	1,299

Total assets	$44,835	$41,461

LIABILITIES AND STOCKHOLDERS’ EQUITY
Borrowed funds	$5,010	$5,010
Guaranteed trust preferred securities	10,000	10,000
Other liabilities	3,188	3,701

Total liabilities	18,198	18,711
Stockholders’ equity	26,637	22,750

Total liabilities and stockholders’ equity	$44,835	$41,461

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of Income

	For the Year Ended December 31,

	2003	2002	2001

	(In thousands)
Interest income	$11	$31	$117
Interest expense	1,099	967	599

Net interest income	(1,089)	(936)	(481)
Other	1,777	1,683	945

	689	747	464
Non-interest expense	2,619	2,123	1,362

Income before tax expense and equity in undistributed net income of subsidiaries	(1,930)	(1,376)	(898)
Income tax benefit	(654)	(623)	(479)

Income before equity in undistributed net income of subsidiaries	(1,276)	(753)	(419)
Equity in undistributed net income of subsidiaries	5,390	1,829	2,997

Net Income	$4,114	$1,076	$2,579

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statement of Cash Flows

	December 31,

	2003	2002	2001

	(In thousands)
Operating Activities
Net Income	$4,114	$1,076	$2,579
Adjustments to reconcile net income to net cash provided by operations:
Equity in undistributed earnings of subsidiary	(5,390)	(1,829)	(2,997)
Increase (decrease) in liabilities	(245)	630	(48)
Other, net	(603)	64	(1,895)

Net cash used in operating activities	(2,124)	(59)	(2,361)
Investing Activities
Payments for investment in and advances to subsidiaries	(78)	(2,000)	(2,500)
Change in loans, net	458	751	608

Net cash provided by (used in) investing activities	380	(1,249)	(1,892)
Financing Activities
Exercise of stock options	245	46	577
Proceeds from advances and other borrowed funds	—	7,885	13,550
Repayment from advances and other borrowed funds	—	(3,925)	(10,650)
Purchase of treasury stock	(4)	(30)	(428)
Dividends paid	(504)	(297)	—

Net cash provided by (used in) financing activities	(263)	3,679	3,049

Increase (decrease) cash and cash equivalents	(2,007)	2,371	(1,204)
Cash and cash equivalents at beginning of year	2,607	236	1,440

Cash and cash equivalents at end of year	$600	$2,607	$236

FIRST BUSINESS FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The computation of earnings per share for fiscal years 2003, 2002, and 2001, respectively, is as follows:

	December 31,

	2003	2002	2001

Numerator:
Net income	$4,114,314	$1,075,666	$2,578,664

Numerator for basic and diluted earnings per share — income available to common stockholders	4,114,314	1,075,666	2,578,664

Denominator:
Denominator for basic earnings per share — weighted-average common shares outstanding	2,011,806	1,980,931	1,967,983
Effect of dilutive securities:
Employee stock options	74,635	146,334	84,726

Denominator for diluted earnings per share — adjusted weighted-average common shares and assumed conversions	2,086,441	2,127,265	2,052,709

Basic earnings per share	$2.05	$0.54	$1.31
Diluted earnings per share	1.97	0.50	1.26

      The difference in 2002 net income, for basic and diluted earning per share calculation purposes, was the effect of the minority interest in income for the period subsequent to November 11, 2002 when the BBG options became dilutive. The calculation assumes 100% conversion thereby eliminating the minority interest. See Note 16.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

First Business Financial Services

      We have audited the accompanying consolidated balance sheets of First Business Financial Services, Inc. and subsidiaries (the “Corporation”) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Business Financial Services, Inc. at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

      On January 1, 2001, The Corporation adopted statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. As more fully discussed in Note 15 to the consolidated financial statements, adoption resulted in a non-cash decrease in 2001 to other comprehensive income of $319,875 for the cumulative effect of the accounting change, net of income tax effect.

KPMG LLP

Milwaukee, Wisconsin

February 6, 2004

FIRST BUSINESS FINANCIAL SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2004	2003

	(Unaudited)

	(In thousands,
	except share data)
ASSETS
Cash and due from banks	$14,241	$12,413
Fed funds sold	—	—
Interest-bearing deposits	54	52

Cash and cash equivalents	14,295	12,465
Securities available-for-sale, at fair value	66,407	63,571
Loans and leases receivable, net	461,597	433,411
Leasehold improvements and equipment, net	1,327	1,377
Foreclosed properties	665	708
Cash surrender value of life insurance	7,343	2,187
Accrued interest receivable and other assets	5,433	5,059

Total assets	$557,067	$518,778

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$461,824	$436,886
Securities sold under agreement to repurchase	836	690
Fed funds purchased	—	5,275
Federal Home Loan Bank and other borrowings	47,191	24,847
Guaranteed trust preferred securities	—	10,000
Other liabilities	12,771	10,090

	522,622	487,788
Minority interest in 51% owned subsidiary	—	4,353

Commitments and contingencies	—	—
Stockholders’ Equity:
Preferred stock, $10 par value, 10,000 Series A shares and 10,000 Series B shares authorized, none outstanding	—	—
Common stock, $.01 par value, 8,000,000 authorized, 2,429,182 and 2,019,771 shares issued, 2,412,409 and and 2,018,171 outstanding in 2004 and 2003, respectively	24	20
Additional paid-in capital	19,105	14,128
Retained earnings	17,052	14,502
Accumulated other comprehensive loss	(1,352)	(1,978)
Treasury stock (16,773 and 1,600 shares in 2004 and 2003, respectively), at cost	(384)	(35)

Total stockholders’ equity	34,445	26,637

Total liabilities and stockholders’ equity	$557,067	$518,778

FIRST BUSINESS FINANCIAL SERVICES, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended
	September,

	2004	2003

	(In thousands, except
	share data)
Interest income:
Loans and leases	$18,703	$19,234
Securities income:
Taxable	1,594	1,156
Tax-exempt	—	—
Fed funds sold and other	113	122

Total interest income	20,411	20,512
Interest expense:
Deposits	7,314	8,243
Notes payable and other borrowings	396	475
Guaranteed trust preferred securities	838	822

Total interest expense	8,548	9,540

Net interest income	11,863	10,972
Provision for loan and lease losses	(834)	349

Net interest income after provision for loan and lease losses	12,697	10,623
Non-interest income:
Service charges on deposits	735	751
Credit, merchant and debit card fees	108	101
Loan fees	413	382
Trust fee income	534	347
Equity in earnings of unconsolidated subsidiary	61	64
Other	342	283

Total non-interest income	2,193	1,928
Non-interest expense:
Compensation	5,932	5,182
Occupancy	681	701
Equipment	383	322
Data processing	546	432
Marketing	447	429
Professional fees	622	488
Other	1,066	1,032

Total non-interest expense	9,677	8,586
Minority interest in net income of consolidated subsidiary	(9)	(535)

Income before income tax expense	5,204	3,430
Income tax expense	2,412	457

Net income	$2,792	$2,973

Earnings per share:
Basic	$1.27	$1.48
Diluted	1.15	1.43
Dividends declared per share	0.10	0.15

FIRST BUSINESS FINANCIAL SERVICES, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES

IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive	Treasury
	Stock	Capital	Earnings	Loss	Stock	Total

	(Dollars in thousands, except share data)
Balance at December 31, 2003	$20	$14,128	$14,502	$(1,978)	$(35)	$26,637
Comprehensive income:
Net income	—	—	2,792	—	—	2,792
Unrealized securities gains arising during the year, net of minority interest	—	—	—	90	—	90
Unrealized derivatives gains arising during the year	—	—	—	1,729	—	1,729
Reclassification adjustment for security gains realized in net income						—
Realized loss on derivatives	—	—	—	(960)	—	(960)
Income tax effect	—	—	—	(233)	—	(233)

Comprehensive income						3,418
Cash dividends ($0.10 per share)	—	—	(242)	—	—	(242)
Treasury stock purchased (15,173 shares)	—	—	—	—	(349)	(349)
Conversion of BBG shares (336,205)	3	4,389	—	—	—	4,392
Stock options exercised (70,344)	1	588	—	—	—	589

Balance at September 30, 2004	$24	$19,105	$17,052	$(1,352)	$(384)	$34,445

FIRST BUSINESS FINANCIAL SERVICES, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2004	2003

	(In thousands)
Operating Activities
Net income	$2,792	$2,973
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	888	1,335
Reduction of beginning of year valuation allowance applicable to consolidated subsidiary	—	(908)
Provision for loan and lease losses	(834)	349
Depreciation, amortization and accretion, net	537	784
Equity in earnings of unconsolidated subsidiary	(61)	(64)
Minority interest in net income (loss) of consolidated subsidiaries	9	535
Gain on change in subsidiary equity	—	—
Increase in accrued interest receivable and other assets	(396)	(810)
Increase in accrued expenses and other liabilities	2,955	641

Net cash provided by operating activities	5,890	4,835

Investing activities
Proceeds from maturities of available-for-sale securities	10,438	35,545
Purchases of available-for-sale securities	(13,755)	(46,229)
Net increase in loans	(27,351)	(22,172)
Purchases of premises and equipment	(252)	(49)
Purchase of cash surrender value of life insurance	(5,000)	—
Disposal of premises and equipment	—	194

Net cash used in investing activities	(35,920)	(32,711)

Financing activities
Net increase in deposits	24,938	23,779
Net increase in FHLB line of credit	11,044	4,444
Net increase (decrease) in short-term borrowed funds	(4,139)	1,892
Minority interest investment in subsidiaries	19	(103)
Exercise of stock options	589	241
Cash dividends	(242)	(527)
Purchase of treasury stock	(349)	(4)

Net cash provided by financing activities	31,860	29,722

Net increase in cash and cash equivalents	1,830	1,846
Cash and cash equivalents at beginning of year	12,465	13,843

Cash and cash equivalents at end of period	$14,295	$15,689

Supplementary cash flow information
Cash paid or credited to accounts:
Interest on deposits and borrowings	$8,473	$9,746
Income taxes	701	60
Supplementary disclosures of non-cash activities
Loans transferred to foreclosed properties	—	708
Conversion of BBG shares	4,392	—

See accompanying Notes to Unaudited Consolidated Financial Statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Financial Statement Presentation

      The accompanying unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present a fair statement of the results for the interim periods indicated. Certain information and note disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The results of operations for the interim periods presented are not necessarily indicative of the results of operations to be expected for the remainder of the year.

      The following table illustrates what the Corporation’s net income and earnings per share would have been had compensation cost for the Corporation’s stock option plans been determined based on the fair value at the date of grant for awards under the stock option plans consistent with SFAS No. 123.

	Nine Months Ended
	September 30,

	2004	2003

	(Dollars in
	thousands, except
	share data)
Net Income
As reported	$2,792	$2,973
Pro forma	2,632	2,887
Earnings Per Share — Basic
As reported	1.27	1.48
Pro forma	1.11	1.44
Earnings Per Share — Diluted
As reported	1.15	1.43
Pro forma	1.10	1.40

      The table below discusses the weighted average fair values for options granted as of the dates shown.

	Nine Months Ended
	September 30,

	2004	2003

Expected dividend yield	n/a	0.00%
Risk free interest rate	n/a	3.98%
Expected lives	n/a	10 years

Note 2 — Conversion of BBG Shares

      Effective June 1, 2004, minority shareholders exercised options to exchange each of their shares of common stock of BBG for 1.63 shares of common stock of the Corporation. The transaction resulted in the Corporation issuing 336,205 shares of its common stock and an increase in common stock and paid-in-capital of $4,392,363, which was the equivalent of the minority interest in the equity of BBG on the date of the transaction. Subsequent to this transaction, BBG was dissolved and as a result, the Corporation now owns 100% of First Business Bank — Milwaukee.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Note 3 — Allowance for Loan and Lease Losses

      A summary of the activity in the allowance for loan and lease losses follows:

	Nine Months Ended
	September 30,

	2004	2003

	(Dollars in thousands)
Allowance at beginning of year	$6,811	$5,875
Provision	(834)	349
Charge-offs	(3)	(15)
Recoveries	124	260

Allowance at end of year	$6,098	$6,469

Allowance as a percent of loans and leases	1.30%	1.48%

      The change in the provision for the nine month comparative periods in 2004 and 2003 was largely due to the reduction in non-performing loans, a change in loan loss allocation percentages due to the significant loan recoveries during 2003, an improved methodology for estimating the allowance for loan losses and a slight change in the risk profile of the loan portfolio.

Note 4 — Cash Surrender Value of Life Insurance

      A single premium life insurance policy on 17 executives of First Business Bank — Madison in the amount of $5.0 million was purchased to offset current and future fringe benefit expenses.

Note 5 — Borrowed Funds

      The composition of borrowed funds at December 31, 2003 and 2002 is as follows:

	September 30,		December 31,
	2004		2003

		Weighted		Weighted
		Average		Average
	Balance	Rate	Balance	Rate

	(Dollars in thousands)
Fed funds purchased and securities sold under agreement to repurchase	$836	1.14%	$5,965	1.08%
FHLB advances	30,881	1.99	19,837	3.13
Junior subordinated debentures	10,310	8.55	—	0.00
Line of credit	1,000	3.75	10	3.75
Subordinated note payable	5,000	4.25	5,000	4.25

	$48,027	3.88%	$30,812	2.99%

Short-term borrowings	$30,670		$23,758
Long-term borrowings (due beyond one year)	17,357		7,054

	$48,027		$30,812

      In accordance with recent guidance provided on the application of FIN 46R, the Corporation deconsolidated the FBFS Statutory Trust (the “Trust”) from its financial statements. Accordingly, the Debentures issued by the Corporation to the Trust (as opposed to the Preferred Securities issued by the Trust) were reflected in the Corporation’s consolidated balance sheet as long-term debt. The deconsolidation of the net assets and results of operations of the Trust had an immaterial impact on the Corporation’s financial statements since the Corporation continues to be obligated to repay the Debentures held by the Trust and

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

guarantees repayment of the Preferred Securities issued by the Trust. The consolidated long-term debt obligation related to the Trust increased from $10.0 million to $10.3 million upon deconsolidation, with the difference representing the Corporation’s common ownership interest in the Trust recorded in investment securities available-for-sale.

Note 6 — Stockholders’ Equity

      The following table summarizes the Corporation and Banks’ capital ratios and the ratios required by its federal regulators at September 30, 2004 and 2003, respectively:

					Minimum Required
			Minimum Required		to Be Well
			for Capital		Capitalized Under
	Actual		Adequacy Purposes		FDIC Requirements

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
As of September 30, 2004:
Total capital (to risk-weighted assets)
Consolidated	$56,808	11.23%	$40,471	8.00%	N/A	N/A
First Business Bank	47,431	10.68	35,526	8.00	$44,407	10.00%
First Business Bank — Milwaukee	8,344	13.81	4,833	8.00	6,041	10.00
Tier 1 capital (to risk-weighted assets)
Consolidated	$45,710	9.04%	$505,887	4.00%	N/A	N/A
First Business Bank	42,207	9.50	17,763	4.00	$26,644	6.00%
First Business Bank — Milwaukee	7,588	12.56	2,417	4.00	3,625	6.00
Tier 1 capital (to average assets)
Consolidated	$45,710	8.37%	$21,837	4.00%	N/A	N/A
First Business Bank	42,207	9.18	18,392	4.00	$22,990	5.00%
First Business Bank — Milwaukee	7,588	10.72	2,831	4.00	3,539	5.00
As of September 30, 2003:
Total capital (to risk-weighted assets)
Consolidated	$51,351	11.08%	$37,070	8.00%	N/A	N/A
First Business Bank	41,914	10.44	32,104	8.00	$40,130	10.00%
First Business Bank — Milwaukee	8,037	13.17	4,882	8.00	6,103	10.00
Tier 1 capital (to risk-weighted assets)
Consolidated	$40,550	8.75%	$18,535	4.00%	N/A	N/A
First Business Bank	36,891	9.19	16,052	4.00	$24,078	6.00%
First Business Bank — Milwaukee	7,272	11.92	2,441	4.00	3,662	6.00
Tier 1 capital (to average assets)
Consolidated	$40,550	8.02%	$20,236	4.00%	N/A	N/A
First Business Bank	36,891	8.41	17,549	4.00	$21,936	5.00%
First Business Bank — Milwaukee	7,272	10.87	2,676	4.00	3,346	5.00

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Note 7 —	Stock Options.

      The following table represents a summary of stock options activity for all periods.

	Nine Months Ended
	September 30,
	2004

		Weighted
		Average
	Options	Price

Outstanding at beginning of year	219,739	$15.01
Granted	14,059	15.33
Exercised	(70,344)	8.36
Forfeited	(1,300)	20.62

Outstanding at end of year	162,154	$17.88

Options exercisable at year end	83,548

      Options granted in 2004 comprise 8,625 of BBG options which were exercisable at $25.00 per share and were converted into options of the Corporation at a conversion ratio of 1.63 Corporation options to each BBG option.

Note 8 —	Earnings per Share.

      The following table is a reconciliation of net income and shares outstanding to the net income and number of shares used to compute earnings per share for the nine months ended September 30, 2004 and 2003, respectively.

	Nine Months Ended
	September 30,

	2004	2003

Numerator:
Net income	$2,791,686	$2,972,537

Numerator for basic earnings per share — income available to common stockholders	2,791,686	2,972,537

Impact of assumed BBG conversion	9,386	—

Numerator for diluted earnings per share — income available to common stockholders	2,801,072	2,972,537
Denominator:
Denominator for basic earnings per share — weighted-average common shares outstanding	2,195,371	2,009,128
Effect of dilutive securities:
Employee stock options	58,892	75,927
BBG share conversion	183,762	—

Denominator for diluted earnings per share — adjusted weighted-average common shares and assumed conversions	2,438,025	2,085,055

Basic earnings per share	$1.27	$1.48
Diluted earnings per share	1.15	1.43

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      None.

Item 15.	Financial Statements and Exhibits

      (a) Financial Statements

The financial statements listed on the Index included under “Item 13 — Financial Statements and Supplementary Data” are filed as a part of this Registration Statement on Form 10.

      (b) Exhibits

See Exhibit Index.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST BUSINESS FINANCIAL SERVICES, INC.

By:	/s/ JEROME J. SMITH

Jerome J. Smith
Director, President and Chief Executive Officer

Date:

EXHIBIT INDEX

Exhibit
No.	Exhibit Name	Page

3.1	Amended and Restated Articles of Incorporation of First Business Financial Services, Inc.	E-1
3.2	Amended and Restated Bylaws of First Business Financial Services, Inc.
4	Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the Registrant agrees to furnish to the Securities and Exchange Commission, upon request, any instrument defining the rights of holders of long-term debt not being registered that is not filed as an exhibit to this Registration Statement on Form 10. No such instrument authorizes securities in excess of 10% of the total assets of the Registrant
10.1	2001 Equity Incentive Plan
10.2	Form of Stock Option Agreement
10.3	Employment Agreement dated June 23, 1995 between the Registrant and Jerome J. Smith, as amended, June 25, 2004
10.4	Employment Agreement amended and restated September 21, 2004 between First Business Bank and Corey Chambas
21	Subsidiaries of the Registrant